Exhibit 2.1

EXECUTION VERSION
ASSET AND STOCK PURCHASE AGREEMENT
dated as of
May 15, 2014
by and between
DARDEN RESTAURANTS, INC.
and
RL ACQUISITION, LLC

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Section 11.13. Conflicts of Interest	112
Section 11.14. Seal	112

EXHIBITS

Exhibit	A	Debt Commitment Letter
Exhibit	B	Equity Commitment Letter
Exhibit	C	Form of Intellectual Property License Agreement
Exhibit	D	Form of Software License Agreement
Exhibit	E	Form of Transition Services Agreement
Exhibit	F	Sale Leaseback Agreement
Exhibit	G	Form of Estoppel Certificate
Exhibit	H	Form of Gift Card Agreement

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ASSET AND STOCK PURCHASE AGREEMENT
This ASSET AND STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of May 15, 2014 by and between DARDEN RESTAURANTS, INC., a Florida corporation (“Seller”), and RL Acquisition, LLC, a Delaware limited liability company (“Buyer”). Each of Seller and Buyer is referred to herein as a “Party” and collectively as the “Parties”.
W I T N E S S E T H:
WHEREAS, Buyer desires to purchase the Shares (as defined below) and the Purchased Assets (as defined below) and assume the Assumed Liabilities (as defined below) from Seller and its applicable Subsidiaries, and Seller and its applicable Subsidiaries desire to sell the Shares and the Purchased Assets and transfer the Assumed Liabilities to Buyer, upon the terms and subject to the conditions hereinafter set forth; and
WHEREAS, concurrently with the execution of this Agreement, Buyer has delivered to Seller the limited guaranty (the “Limited Guaranty”) of Golden Gate Capital Opportunity Fund, L.P. (the “Guarantor”), dated as of the date hereof, and pursuant to which the Guarantor has guaranteed certain of Buyer’s obligations under this Agreement, on the terms and subject to the conditions set forth in the Limited Guaranty.
NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:
Article I
DEFINITIONS
Section 1.01.     Definitions. As used herein, the following terms have the following meanings:
“Action” means any action, claim, suit, arbitration, litigation, investigation, or proceeding, in each case at law or equity by or before any arbitrator or Governmental Authority, provided that Action shall not include tax audits or ordinary course health inspections.
2    “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person, or, with respect to any Financing Source, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Financing Source. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
3    “Assignment and Assumption Agreement” means one or more Assignment and Assumption Agreements, to be entered into in connection with the consummation of the transactions contemplated hereby, by and between Seller or a Subsidiary of Seller, as applicable, on the one hand, and Buyer or a permitted assign or Subsidiary of Buyer (including, following the Closing, any Purchased Company), as applicable, on the other, in form and substance reasonably acceptable to Seller and Buyer.
4    “Balance Sheet” means the unaudited pro forma combined balance sheet of the Business as of February 23, 2014.
5    “Balance Sheet Date” means February 23, 2014.
6    “Bill of Sale” means one or more Bills of Sale, to be entered into in connection with the consummation of the transactions contemplated hereby, by and between Seller or a Subsidiary of Seller, as applicable, on the one hand, and Buyer or a permitted assign or Subsidiary of Buyer (including, following the Closing, any Purchased Company), as applicable, on the other, in form and substance reasonably acceptable to Seller and Buyer.
7    “Bluet Matter” means the Brianna D. Bluet-Harrison putative class-action employee lawsuit regarding rest breaks against Seller.
8    “Business” means, except as described on Schedule 1.01(a)(i), the business of operating the Red Lobster chain of restaurants in the United States and Canada, including those listed on Schedule 1.01(a)(ii) (each, a “Restaurant,” and collectively, the “Restaurants”), the related Red Lobster consumer packaged goods business, and the business of franchising Red Lobster restaurants.
9    “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America are authorized or required by Law to close.
10    “Business Employee” means (i) each employee of Seller or its Subsidiaries whose employment duties immediately prior to the Closing are primarily dedicated to the performance of services (including administrative or back-office support services and including employees hired after the date of this Agreement and prior to the Closing Date) for the Business, (ii) the employees set forth on Schedule 1.01(b) to the extent employed by Seller or its Subsidiaries immediately prior to the Closing and (iii) any employees hired by Seller or any of its Subsidiaries in the ordinary course of business consistent with past practice after the date of this Agreement and before the Closing Date to replace any of the employees set forth on Schedule 1.01(b) whose employment terminates after the date of this Agreement and before the Closing Date.
11    “Business Guarantees” means all guarantees, letters of credit, comfort letters, bonds, sureties and other similar credit support or assurances provided by Seller or any of its Affiliates (other than any Purchased Subsidiary Company) in support of any obligation of the Business or any Purchased Subsidiary Company, a true, complete and correct list of which as of the date hereof is set forth on Schedule 1.01(c). If and to the extent the assignment or transfer to Buyer or its Affiliates (including, after the Closing Date, the Purchased Companies) of any Lease included in the Leased Real Property pursuant hereto does not completely and irrevocably release Seller and all the Retained Subsidiaries from all obligations and Liabilities under such Lease or requires that Seller or any of its Affiliates enter into a new guarantee, letter of credit, comfort letter, bond, surety and other credit support or assurance in respect of such Lease, such unreleased obligations, Liabilities, support or assurance shall be referred to herein as “Lease Guarantees” and shall be considered “Business Guarantees” hereunder. All Lease Guarantees shall be added to Schedule 1.01(c) as and when entered into.
12    “Business Intellectual Property” means the Intellectual Property Rights owned by Seller or any of its Subsidiaries and exclusively used or held for use in connection with the conduct of the Business as of the Closing Date, including the Intellectual Property listed in Schedule 3.13(a).
13    “Business Real Property” means, collectively, the Leased Real Property, together with the Owned Real Property and the Owned Ground Lease Improvements.
14    “Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, advertising and promotional materials, marketing information, recipes, menus, studies, pricing information, customer and supplier data, ledgers, journals, technical documentation (design specifications, building and construction plans, architectural and engineering plans, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, release notes, working papers, etc.), Tax Returns and other Tax work papers and files, and other similar materials in each case related primarily to the Business, Purchased Assets or Assumed Liabilities, but limited, in the case of any of the foregoing that are not exclusively related to the Business, Purchased Assets or Assumed Liabilities, solely to the portion thereof related to the Business, Purchased Assets or Assumed Liabilities; provided, however, that “Business Records” shall not include any Intellectual Property Rights in any of the foregoing.
15    “Cash and Cash Equivalents of the Business” means, without duplication, (i) the aggregate amount of cash on hand at the Restaurants as of the close of business on the day immediately preceding the Closing Date in excess of $900,000, plus (ii) the aggregate amount of cash held for purposes of procuring alcoholic beverages through “liquor clubs” in various jurisdictions as of the close of business on the day immediately preceding the Closing Date in excess of $800,000, plus (iii) the amounts on deposit in any bank accounts of the Purchased Companies, plus (iv) any other cash and cash equivalents (excluding Restricted Cash) required to be reflected as cash and cash equivalents (excluding Restricted Cash) on a combined balance sheet of the Business as of the day immediately preceding the Closing Date prepared in accordance with GAAP, minus (v) the Excluded Cash plus (vi) the Change Funds Cash.  Cash and Cash Equivalents of the Business shall be reduced by the aggregate amount of all unpaid checks and wires related to bank accounts of the Purchased Companies, including those bank accounts used for “liquor club” purposes, that are outstanding as of the close of business on the day immediately preceding the Closing.  In addition, Cash and Cash Equivalents of the Business shall exclude (i) any cash and cash equivalents of the Business to the extent on deposit in a bank account of Seller or any of the Retained Subsidiaries or in Seller’s possession in transit to any such bank account, (ii) any credit card receivables (such being Excluded Assets) and (iii) any cash and cash equivalents received pursuant to Section 2.02(q). For avoidance of doubt, Cash and Cash Equivalents of the Business could be a negative amount depending upon the amount of unpaid checks and wires then outstanding.
16    “Change Funds Cash” means the aggregate amount of cash delivered to the Restaurants by Seller’s Representatives on the Closing Date in order to enable the Restaurants to provide change to customers of the Restaurants and to pay in cash any tips to the employees of the Restaurants paid by credit cards and other customary uses.
17    “Claims Amount” shall be mean an amount equal to (x) the amount expressly accrued in the final determination of Closing Date Net Working Capital for all public liability claims that are incurred prior to Closing (which, for the avoidance of doubt, includes all claims set forth on Schedule 3.10 under the heading “Litigation - Insured”) and all Pre-Closing Workers Compensation Claims, plus (y) five million dollars ($5,000,000).
18     “Closing Date Net Working Capital” means the Net Working Capital as of the close of business on the day immediately preceding the Closing Date.
19    “Code” means the United States Internal Revenue Code of 1986, as amended.
20    “Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.
21    “Competition Laws” means any relevant merger or acquisition Laws or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, including the HSR Act, as amended, and in each case the related rules and regulations.
22    “Confidentiality Agreement” means that certain Confidentiality Agreement by and between Seller and Buyer, dated January 27, 2014.
23    “Contract” means any contract, agreement, amendment, lease, sublease, license, sublicense, franchise, sales order, purchase order, scope of work, instrument, note, bond, promise, loan, obligation or other commitment or arrangement, whether written or oral, that is binding on any Person or any part of its property under Law, including contractual rights and intangibles with respect to the ownership, maintenance, repair or improvement of any real property (including the Business Real Property), but in no event shall “Contract” include any Lease.
24    “COTS License” means any license for “shrink-wrap,” “click-through” or other “off-the-shelf” Software or for other Software that is commercially available to the public generally with annual license, maintenance, support and other fees of less than $50,000.
25    “Damages” means any losses, damages, liabilities, charges, interest, or fines that are suffered or sustained, including those resulting from a judgment, a settlement or an award, including those arising out of any Action, applicable Law, Lease or Contract, including the Taxes, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts, and other professional fees) associated therewith.

26    “Debt Commitment Letter” means the debt commitment letter attached as Exhibit A, together with any related fee letter in a customarily redacted form, in each case, as amended, supplemented or replaced in compliance with this Agreement (including to the extent required by Section 5.21(b) following a Financing Failure Event), pursuant to which the financial institutions party thereto have agreed to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated by this Agreement.
27    “Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, including the offering or private placement of debt securities contemplated by the Debt Commitment Letter, if any.
28    “Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including without limitation: (a) all credit agreements, loan documents, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Buyer or its Financing Sources; (c) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; and (d) agreements, instruments, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Buyer or its Financing Sources.
29    “Disclosure Schedule” means the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.
30    “Employee Plan” means any employment agreement or individual consulting agreement or any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any plan, practice, arrangement, policy or agreement providing for retention, change in control, severance, equity compensation, bonuses, profit-sharing, incentive or deferred compensation, vacation or other paid-time-off, welfare or post-employment welfare (health, dental, vision, life, and disability), sick pay, pension, retirement or other material benefits, in each case which covers any current Business Employee or otherwise with respect to which any Purchased Subsidiary Company has any Liability.
31    “Environmental Conditions” means the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or indoor or ambient air).
32    “Environmental Laws” means any applicable Law relating to pollution, protection of the environment, and/or protection of the health and safety of persons from exposures to chemicals or Hazardous Substances.
33    “Environmental Liabilities” means any and all Liabilities arising out of or relating to any Environmental Law and/or arising out of or relating to Environmental Conditions, including:

(a) any discharge, spill, leak, emission, release, threatened release or migration of, or exposure to, Hazardous Substances; (b) the use, generation, storage, disposal, handling, treatment, recycling, shipment, transportation (or arrangement for any of the foregoing) of any Hazardous Substances; (c) any violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law; (d) any investigatory, remedial, natural resource, response, removal or corrective obligation or measure required by Environmental Law; or (e) any claim (including but not limited to property damage and personal injury) by any third party relating to any Hazardous Substances or Environmental Conditions.
34    “Equity Commitment Letter” means the equity financing commitment letter attached as Exhibit B, between Buyer and the investment funds named therein (each, an “Equity Investor”), naming Seller as an express third party beneficiary and pursuant to which such investment funds have committed to invest or cause to be invested in the equity capital of Buyer the amount set forth therein for the purposes of financing the transactions contemplated by this Agreement.
35    “Equity Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letter.
36    “Equity Sellers” means, collectively, GMRI, Inc., Red Lobster Seafood Co., GMR Columbia, Inc. and GM Restaurants of Kansas, Inc.
37    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
38    “ERISA Affiliate” means any Person that, together with the Seller, is or was, at a relevant time, treated as a single employer under Section 414 of the Code.
39    “Estimated Working Capital Adjustment Amount” which may be positive or negative, means the Estimated Closing Date Net Working Capital minus the Target Closing Net Working Capital.
“Excluded Cash” means the aggregate amount of cash on hand at each of the Restaurants as of the close of business on the day immediately preceding the Closing Date that is removed from the Restaurants by Seller’s Representatives on the Closing Date.
40    “Financing” means the Equity Financing and the Debt Financing.
41    “Financing Conditions” means (a) with respect to the Debt Financing, the conditions set forth in Exhibit C of the Debt Commitment Letter, and (b) with respect to the Equity Financing, the conditions set forth in Section 2 of the Equity Commitment Letter.
42    “Financing Failure Event” means any of the following: (a) the commitments with respect to all or any portion of the Financing expiring or being terminated; (b) the Sale Leaseback Agreement being terminated; (c) for any reason, all or any portion of the Financing becoming unavailable; or (d) a breach or repudiation by any party to the Commitment Letters or the Sale Leaseback Agreement of which the Buyer becomes aware and which, in the case of this clause (d), would reasonably be expected to result in a delay of the Closing Date.

43    “Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financing (other than the Equity Financing) in connection with the transactions contemplated thereby, including any lender, agent, arranger, bookrunner, letter of credit issuer, swingline lender or other secured party, in connection with the transactions contemplated hereby, including the parties to any commitment letters, engagement letters, joinder agreements, indentures, loan agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ former, current and future officers, directors, employees, partners, controlling persons, advisors, attorneys, agents and Representatives and their respective heirs, executors, successors and assigns.
44    “Fundamental Representations” means the representations and warranties of Seller contained in Sections 3.01 (Corporate Existence and Power), 3.02 (Corporate Authorization), 3.05 (Purchased Companies) and 3.16 (Finders’ Fees).
45    “GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.
46    “Gift Card Agreement” means that certain Gift Card Agreement in substantially the form attached as Exhibit H to be entered into by and between Seller and Buyer substantially concurrently with the Closing.
47    “Governmental Authority” means any transnational, domestic or foreign federal, national, state or local, governmental, regulatory, administrative, judicial or quasi-governmental authority, department, court, agency or official, including any political subdivision thereof, and any arbitrator or arbitral body.
48    “Hazardous Substances” means any pollutant, contaminant, chemical, waste or any other toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive, caustic or otherwise hazardous substances or materials (whether solids, liquids or gases), or any other substances, materials or wastes subject to regulation, control or remediation (or for which Liability may be imposed) under any Environmental Law, including petroleum, its derivatives, by-products and other hydrocarbons, urea formaldehyde, lead-based paint, polychlorinated biphenyls (“PCBs”) and asbestos.
49    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
50    “Income Tax” means any Tax that is, in whole or in part, based on or measured by net income or gains, and any similar Tax (including any franchise tax imposed in lieu of a Tax that is, in whole or in part, based on or measured by net income or gains).
51    “Income Tax Return” means a Tax Return with respect to Income Taxes.
52    “Indebtedness” means (a) all obligations for borrowed money or advances, (b) all obligations evidenced by notes, bonds, debentures or other instruments, (c) all obligations for the reimbursement of any obligor or otherwise under letters of credit, bankers’ acceptance or similar instruments, (d) all obligations under leases required to be accounted for as capitalized leases under GAAP and all purchase money obligations or similar agreements that would be required to be accounted for by the lessee as indebtedness in accordance with GAAP, (e) all outstanding prepayment premium obligations of the Purchased Companies or that otherwise constitute an Assumed Liability, if any, (f) all obligations under conditional sale or title retention agreements and all obligations for the deferred purchase price of property or services (other than ordinary course trade payables to the extent reflected in the final determination of Closing Date Net Working Capital calculation and agreements with suppliers and other than employee compensation and benefits to be provided under employee benefit and compensation plans and arrangements to the extent reflected in the final determination of Closing Date Net Working Capital), (g) all obligations under interest rate, currency or commodity derivatives or hedging or similar arrangements, (h) all obligations for guarantees of another Person in respect of any items set forth in clauses (a) through (g), and (i) all accrued interest, fees and expenses, together with any breakage, make-whole payments or other charges or amounts related to any of the foregoing.
53    “Intellectual Property License Agreement” means an Intellectual Property License Agreement by and between Buyer and Seller in substantially the form attached hereto as Exhibit C.
54    “Intellectual Property Rights” means all United States and foreign intellectual property and proprietary rights, including (i) all trademarks, service marks, trade names, trade dress, product names, logos, slogans, corporate names, Internet domain names, Uniform Resource Locators (URLs), social media usernames and account names, and other source identifiers, whether or not registered, together with all translations, adaptations, derivations and combinations thereof, and all applications, registrations and renewals therefor, and all goodwill of the business connected with the use of and symbolized by the foregoing (collectively, “Trademarks”); (ii) all copyrights and copyrightable subject matter, whether or not published and whether or not registered, and all applications, registrations and renewals therefor; (iii) all patents and patent applications, and patent disclosures, and all reissues, reexaminations, divisions, continuations, continuations-in-part, and extensions thereof; (iv) all Software; and (v) all trade secrets, recipes, technical information, know-how, inventions (whether or not patentable), processes, techniques, designs, drawings, technologies, protocols, methods, formulas, specifications, research and development information, financial information, business and marketing plans and proposals, sales and pricing data, advertising and promotional materials, lists of suppliers, vendors, customers, and distributors, and moral and economic rights of authors and inventors (however denominated).
55     “knowledge of Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the Persons set forth in Schedule 1.01(d).
56    “Law” means, with respect to any Person, any United States, European Union or foreign federal, national, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended.

57    “Lease” means any lease, sublease, license, concession, ground lease, occupancy agreement or other agreement or arrangement with respect to real property, including all rights to security deposits and other amounts and instruments deposited by or on behalf of the Business or any Purchased Company thereunder.
58    “Leased Real Property” means the real property (a) leased, subleased or ground leased by Seller or its Subsidiary as tenant or (b) leased, subleased or ground leased by any Purchased Company as tenant, in each case used exclusively in connection with the Business and set forth on Schedule 1.01(e) (together with the address of each property and the date and name of the parties to each Lease (to the extent ascertainable, and as may be subject to immaterial technical corrections after the date hereof and prior to the Closing Date)).
59    “Liability” means any direct or indirect liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, choate or inchoate, liquidated or unliquidated, accrued, absolute, contingent or otherwise, and regardless of whether or when asserted or by whom.
60    “Lien” means, with respect to any property, equity interest or asset, any mortgage, deed of trust, lien, encumbrance, license, lease, sublease, occupancy agreement, pledge, security interest, claim, right of first offer or refusal affecting the Business Real Property, right of way, use restriction, easement, adverse claim of title, ownership or use, option, conditional sale agreement, title defect, levy, covenant or option or other restriction of any kind, in respect of such property, equity interest or asset.
61    “Liquor License” means a license or permit authorizing the sale of alcoholic beverages.
62    “Material Adverse Effect” means any change, event, effect, condition, circumstance, state of facts or development (each an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business (taken as a whole); provided, however, that any Effect resulting or arising from any of the following shall not be considered when determining whether a Material Adverse Effect shall have occurred: (a) any action taken or omission to act with the written consent or upon the written request of Buyer (including any such action taken or omission to act which are required or permitted by the Transaction Documents following such consent or request), (b) any change or development in general economic conditions in the industries or markets in which the Business operates, (c) changes in Law or GAAP or the interpretation or enforcement of any of the foregoing, (d) any failure of the Business to meet, with respect to any period or periods, any internal forecasts or projections, estimates of earnings or revenues, or business plans, provided that this clause (d) shall not prevent a determination that any Effect underlying such failure to meet forecasts or projections has resulted in, or would reasonably be expected to have, a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect), (e) any natural disaster, act of war, armed hostilities or terrorism, change in political environment or any worsening thereof or actions taken in response thereto, (f) the negotiation, execution, delivery, performance, consummation, or public announcement of this Agreement or the transactions contemplated by this Agreement, (g) any change or development in financial, credit or securities markets, general economic or business conditions, or political, social or regulatory conditions, or (h) any fluctuations in currency; provided that, in the case of (b), (e), or (g) only if any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the Business relative to other Persons in the industries or markets in which the Business operates; provided further that, solely for purposes of determining whether a Material Adverse Effect has occurred for purposes of the condition set forth in Section 8.02(d), any failure to obtain a consent of a Person or Governmental Authority in connection with any transfers, assignments, licenses, sublicenses, replacements, leases and subleases, as the case may be, of Purchased Assets, Contracts, Shared Contracts, Liquor Licenses and Permits, and any claim or right or benefit arising thereunder or resulting therefrom, shall in each case not be taken into account.
63    “Material Shared Contract” means any Shared Contract that involved the payment or receipt by Seller or its Affiliates for the benefit of the Business of at least $10,000,000 in the twelve (12) month period ended March 31, 2014.
64    “Net Working Capital” has the meaning set forth on (and shall be calculated in accordance with) Schedule 1.01(f).
65    “Organizational Documents” means any charter, certificate of incorporation, certificate of formation, articles of incorporation, articles of association, memorandum of association, bylaws, operating agreement or similar formation or governing documents and instruments.
66    “Owned Real Property” means the land owned by Seller and its Subsidiaries (including the Purchased Subsidiaries) and used exclusively in connection with the Business, a true, correct and complete list of which is set forth on Schedule 1.01(h) (including the address), and all interest, if any, of Seller and its Subsidiaries in any road adjoining such land, as well as all tenements, hereditaments, appurtenances, easements and other rights and interests appurtenant or pertaining thereto (including air, oil, gas, mineral and water and irrigation rights), together with the land owned by Seller and its Subsidiaries on which is located both a Restaurant and a restaurant that is part of the Retained Business (e.g., Olive Garden) and set forth on Schedule 1.01(h) and denoted with an asterisk (*) on such Schedule 1.01(h) (the “Shared Owned Real Property” and each restaurant that is part of the Retained Business and located on such Shared Owned Real Property, a “Retained Restaurant”), in each case, together with Seller’s right, title and interest, if any, in all buildings, structures, fixtures and improvements erected or located thereon, including to the extent the same are in existence on the date hereof, all electrical, mechanical, plumbing and other building systems, security and surveillance systems, computer wiring and cable installations, utility installations, water distribution systems and landscaping , heating, ventilation and air-conditioning equipment, gas and power apparatus, windows, toilets, ducts and compressors, exhaust systems and water heaters and related machinery, pipes, pumps, tanks, conduits, switchboards, fire sprinklers and fire suppression and other fire protection equipment, lighting including emergency lighting and paging and sound systems, walk-in coolers, walk-in refrigerators and walk-in freezers, built-in sinks and supports for signs.
67     “Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges, in each case, (i) not yet due or (ii) the amount or validity of which is being contested in good faith by appropriate proceedings and which are adequately reserved or accrued for in the Financial Statements in accordance with GAAP, (b) mechanics’, construction builders’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business consistent with past practice, in each case, for amounts which are not yet due or the amount or validity of which is being contested in good faith and which are adequately reserved or accrued for in the Financial Statements in accordance with GAAP and that are not, individually or in the aggregate, materially adverse to the Business, (c) zoning, entitlement and other building, land use and environmental regulations and restrictions promulgated by any Governmental Authority which are not violated in any material respect by the current use or occupancy of such real property or the operation of the Business, (d) encroachments, if any, on any street or highway, provided that the same do not materially and adversely impair the use of the assets in substantially the manner currently conducted, (e) covenants, conditions, restrictions, exclusives, easements, rights of way, servitudes, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, with respect to any Business Real Property that would not reasonably be expected to result in material Liability to Buyer or otherwise materially interfere with the conduct of or materially detract from the value of the Business by Buyer in substantially the manner currently conducted at such Business Real Property, (f) with respect to any Business Real Property, any conditions that would be disclosed or apparent by a current accurate survey or physical inspection of any Business Real Property, (g) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto and (ii) any Lien created under or by reason of the applicable lease agreement and any ancillary documents thereto (but without limitation of any obligations of Seller to obtain consents, waivers, approvals, orders and authorizations necessary to transfer and assign the Non-Assignable Assets), (h) Liens, claims, title exceptions or imperfections of title caused or resulting from the acts of Buyer or any of its affiliates, employees, officers, directors, agents, contractors, invitees, licensees, its successors or assigns, (i) Liens disclosed in Schedule 1.01(h), (j) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business consistent with past practice, (k) statutory or contractual Liens of lessors or Liens on the lessor’s or prior lessor’s interest (in each case, for amounts which are not delinquent), (l) any matters, encumbrances, instruments or exceptions that the Title Company is willing to insure over in a title policy issued by such Title Company at de minimis cost of the insured, and (m) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially interfere with, and would not reasonably be expected to materially interfere with, the continued use and operation of the assets and property to which they relate in the conduct of the Business as conducted as of the date of this Agreement.
68    “Person” means an individual, corporation, partnership, limited liability company, association, joint stock company, joint venture, trust or other entity or organization of any kind, including a Governmental Authority.
69    “Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

70    “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on (and including) the Closing Date.
71    “Property Taxes” means real property Taxes, personal property Taxes and similar ad valorem Taxes, but excludes Transfer Taxes.
72    “Purchased Companies” means (1) the New Operating Company, (2) the New Holding Companies and (3) all Purchased Subsidiary Companies; provided that, the equity interests of any Purchased Subsidiary Company thereof may be designated in writing by Buyer as an Excluded Asset at any time in the thirty (30) day period after the date hereof, in which case such entity shall no longer be a Purchased Company after the date so designated.
73    “Purchased Subsidiaries” means the following Subsidiaries of Seller or the Equity Sellers: Red Lobster Hospitality LLC, Red Lobster Restaurants LLC, Red Lobster Canada, Inc., Red Lobster Management LLC, RL Maryland, Inc., RL of Frederick, Inc., Red Lobster of Bel Air, Inc., Red Lobster of Texas, Inc., RL Columbia LLC, and RL Kansas LLC.
74    “Purchased Subsidiary Company” means each Purchased Subsidiary and each Subsidiary thereof.
75     “Purchased Subsidiary Transfer Documents” means instruments, in form and substance reasonably satisfactory to the Parties, effecting the transfer from Seller (or the Equity Sellers, as applicable) to Buyer of ownership of and title to the Shares.
76    “Red Lobster Contracts” means the Contracts (other than the Leases for the Leased Real Property and Excluded Assets) of Seller or its Subsidiaries used exclusively in connection with the Business, as any such Contracts may be amended, supplemented or renewed in accordance with the terms of this Agreement from time to time.
77    “Representative” means, with respect to any Person, such Person’s directors, managers, legal representatives, officers, employees, counsel, financial advisors, financing sources, auditors, agents and other authorized representatives.
78    “Restricted Cash” means restricted cash as determined in accordance with GAAP.
79    “Retained Businesses” means all businesses now, previously or hereafter conducted by Seller or any of its Affiliates other than the Business.
80    “Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller other than the Purchased Companies.
81    “SLB Conditions” means the condition set forth in Section 11(a) of the Sale Leaseback Agreement.
82    “Sale Leaseback Financing” means the financing obtained or to be obtained pursuant to the Sale Leaseback Agreement.

83    “Sale Leaseback Transaction” means the transactions contemplated by that certain Master Purchase Agreement and Escrow Instructions, dated as of the date hereof (the “Sale Leaseback Agreement”), by and between Buyer, as seller, and ARCP Acquisitions, LLC as buyer (the “Sale Leaseback Purchaser”).
84     “Seller Group” means, with respect to U.S. federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member and, with respect to state, local or foreign income or franchise Taxes, the consolidated, combined or unitary group of which Seller or any of its Affiliates is a member for such state, local or foreign income or franchise Tax purposes.
85    “Shared Contract” means any Contract or a group of related Contracts (e.g., a Contract and any related purchase order(s) thereunder), other than Red Lobster Contracts and Contracts included in the Excluded Assets, to which Seller or any of its Affiliates is a party with any non-Affiliated third party for the provision of goods and/or services that are used in both the Business and any Retained Business.
86    “Shares” means with respect to each Purchased Subsidiary, all of the issued and outstanding shares of capital stock of, or other equity interests in, such Purchased Subsidiary owned by Seller or the applicable Equity Seller, as described in Schedule 1.01(i).
87    “Software” means (i) all software, firmware, middleware and computer programs, including applications, interfaces, tools and operating systems and object code and source code, (ii) all electronic data, databases and data collections, and (iii) all documentation, including user manuals and training materials, relating to any of the foregoing.
88    “Software License Agreement” means a Software License Agreement by and between Buyer and Seller in substantially the form attached hereto as Exhibit D.
89    “Straddle Tax Period” means a Tax period that begins before the Closing Date and ends after the Closing Date.
90    “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person.
91    “Target Closing Net Working Capital” means $48,527,000.
92    “Tax” means any and all taxes, duties, assessments, fees, levies, or similar governmental charges, together with any interest, penalties, fees, governmental charges and additions to tax, imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax, wherever located (whether federal, state, local, municipal or foreign), including all net income, gross income, gross receipts, net receipts, sales, use, transfer, franchise, privilege, profits, net worth, alternative or add-on minimum, capital gains, license, registration, recording, documentary, conveyancing, social security, escheat or abandoned property, disability, withholding, payroll, unemployment, employment, excise, severance, stamp, premium, property, windfall profits, value added, ad valorem, occupation, or any other similar governmental charge or imposition, whether disputed or not.
93    “Tax Liability” means any Liabilities related to Taxes.
94    “Tax Return” means any report, return, document, declaration, claim for refund or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof, and including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
95    “Tax Sharing Agreements” means all existing agreements or arrangements binding Seller or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability.
96    “Title Company” means individually or collectively as the case may apply, Fidelity National Title Insurance Company and Chicago Title Insurance Company.
97    “Transaction Documents” means this Agreement, any Bill of Sale, Assignment and Assumption Agreement, any Interim Agreement, the Purchased Subsidiary Transfer Documents, the Transition Services Agreement, the Intellectual Property License Agreement, the Software License Agreement, the Gift Card Agreement and any other deed, bill of sale, endorsement, assignment, certificate or other instrument of conveyance or assignment as the Parties and their respective legal counsels deem reasonably necessary to vest in Buyer all right, title and interest in, to and under the Purchased Assets and the Shares and the equity interests of the other Purchased Companies and to evidence Buyer’s assumption of the Assumed Liabilities (or to otherwise record or evidence the same).
98    “Transition Services Agreement” means a Transition Services Agreement by and between Buyer and Seller in substantially the form attached hereto as Exhibit E.
99    “Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.
Section 1.02.     Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Acquisition Entities	2.01
Adjustment Amount	2.09(d)
Agreement	Preamble
Allocation Statement	2.07(b)

Term	Section
Assigned Liquor Licenses	2.02(g)
Assigned Permits	2.02(h)
Assumed Contracts	2.02(a)
Assumed Liabilities	2.04
Auditor	2.09(c)
Backstop Designated Shared Contract	5.05
Business Marks	5.12(a)
Business Systems	3.13(e)
Buyer	Preamble
Buyer DC Plan	7.02(a)
Buyer FSA Plans	7.02(e)
Buyer Group	10.02(c)
Buyer Indemnitees	9.02(a)
Claim Notice	9.03(a)
Closing	2.08
Closing Balance Sheet	2.09(b)
Closing Date	2.08
Closing Date Cash	2.09(b)
Closing Date Indebtedness	2.09(b)
Closing Legal Impediment	8.01(b)
COBRA	7.02(c)
Current Representation	11.13
Deficit Amount	2.09(d)
Designated Person	11.13
Designated Shared Contracts	5.05
Determination Date	2.09(c)
Disregarded Subsidiary Company	3.20(l)
Effective Time	2.08
Equipment	2.02(e)
Estimated Closing Date Cash	2.09(a)
Estimated Closing Date Indebtedness	2.09(a)
Estimated Closing Date Net Working Capital	2.09(a)
Excluded Assets	2.03
Excluded Liabilities	2.05
Failed Site	5.28(b)
Fee Letter	5.21(a)(i)
Financial Statements	3.06(a)
Guarantor	Preamble
Increase Amount	2.09(d)
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)

Term	Section
Information	5.14(d)
Interim Agreements	5.07(b)
Inventory	2.02(f)
Lease Approvals	5.28(a)
Lender Group	10.02(c)
Limited Guaranty	Preamble
M&A Qualified Beneficiaries	7.02(c)
Marks	5.12(a)
Material Contract	3.09(b)
New Intermediate Holding Company	2.01
New Operating Company	2.01
New Parent	2.01
New Top Holding Company	2.01
Non-Assignable Assets	2.06(a)
Offer	7.01(a)
Owned Ground Lease Improvements	2.02(d)
Owned Real Property Approvals	5.28
Party	Preamble
Permits	3.15
Post-Closing Representation	11.13
Potential Contributor	9.05
Pre-Closing Buyer-Filed Tax Return	6.04(c)
Prior Business Counsel	11.13
Privileged Information	5.14(d)
Privileges	5.14(d)
PTO	7.03
Purchase Price	2.07(a)
Purchased Assets	2.02
Purchased Subsidiary Equity Interests	3.05(c)
Regulatory Approvals	5.03(a)
Relevant Period	7.02(a)
Replacement Contracts	5.05
Review Documents	3.24
Seller	Preamble
Seller FSA Plan	7.02(e)
Seller Indemnitees	9.02(b)
Seller Marks	5.12(a)
Seller Welfare Plan	7.02(c)
Tax Claim	6.03
Taxing Authority	1.01
Termination Fee	10.02(b)

Term	Section
Third Party Approvals	5.06(a)
Third Party Claim	9.03(a)
Transfer Taxes	6.01
Transfer Time	7.02(c)
Transferred Employees	7.01(b)
Waiving Party	9.04(a)

Section 1.03.     Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral gender and vice versa. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively. All references to currency herein shall be to, and all payments required hereunder shall be paid in, U.S. Dollars. All references to any time herein shall refer to Eastern Time in the United States. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against Seller or Buyer, whether under any rule of construction or otherwise, as a result of the identity of the Party or Parties who drafted this Agreement or any provision hereof. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
ARTICLE II
PURCHASE AND SALE
Section 2.01.     Equity Transactions. Upon the terms and subject to the conditions of this Agreement, Seller agrees to cause the following transactions to occur:
(a)    Promptly following the date hereof and in any event prior to the Closing and in order to effectuate the closing transactions, Seller shall form (i) a new Delaware limited liability company (“New Parent”), which shall be a direct wholly owned domestic subsidiary of Seller, (ii)

a second new Delaware limited liability company (“New Top Holding Company”), which shall be a direct wholly owned domestic subsidiary of New Parent, (iii) a third new Delaware limited liability company (“New Intermediate Holding Company”, and together with New Parent and New Top Holding Company, the “New Holding Companies”), which shall be a direct wholly owned domestic subsidiary of New Top Holding Company and (iv) a fourth new Delaware limited liability company (“New Operating Company”), which shall be a direct wholly owned domestic subsidiary of New Intermediate Holding Company. The New Holding Companies and the New Operating Company shall be single member limited liability companies treated as disregarded entities for U.S. federal Income Tax purposes. In addition, if Buyer reasonably determines after the date hereof that additional acquisition vehicles (“Additional Acquisition Entities”) would be necessary or desirable to effect the transactions contemplated by this Agreement, Seller shall work with Buyer in good faith to form additional entities as needed prior to the Closing, and any Additional Acquisition Entities would thereafter be deemed to be Purchased Companies for all purposes hereunder. All documents prepared in connection with such formations (collectively, the “Formations”) shall be in form and substance satisfactory to Buyer.
(b)    At the Closing and following the Formations, Seller will sell to Buyer, and Buyer agrees to purchase from Seller, all of the equity interests of New Parent held by Seller at the Closing, free and clear of all Liens other than restrictions on transfer imposed under applicable securities Laws (such transaction, the “Initial Equity Purchase”).
(c)    At the Closing and following the Initial Equity Purchase, Seller will cause the Equity Sellers to sell to the New Operating Company, and Buyer agrees to cause the New Operating Company to purchase from the applicable Equity Seller, all of the Shares held by each such Equity Seller at the Closing, free and clear of all Liens other than restrictions on transfer imposed under applicable securities Laws.
Section 2.02.     Purchase and Sale of the Purchased Assets. Subject to Section 2.06(a) or as otherwise expressly provided herein, upon the terms and subject to the conditions of this Agreement, after completion of each of the transactions set forth in Section 2.01, Buyer agrees to cause the New Operating Company (or any Additional Acquisition Entities, as applicable) to purchase from Seller and the Retained Subsidiaries, and Seller agrees to, and agrees to cause the Retained Subsidiaries to, sell, convey, transfer, assign and deliver to the New Operating Company (or one or more Additional Acquisition Entities, as applicable) at the Closing, free and clear of all Liens other than Permitted Liens, all of Seller’s and the Retained Subsidiaries’ right, title and interest in, to and under (including indirect and other forms of beneficial ownership) the assets and properties, of every kind and description, owned, used or held for use primarily in the conduct of the Business, whether real, personal or mixed, tangible or intangible, choate or inchoate, wherever situated, and whether owned, leased or licensed (but, for the avoidance of doubt, excluding any Excluded Assets or assets and properties of any Purchased Company), all as the same shall exist on the Closing Date (collectively, the “Purchased Assets”), including the following:
(a)    subject to Section 2.06, (1) all Red Lobster Contracts, and (2) subject to Section 5.05, any rights, privileges or claims to the extent relating to the Business under the Shared Contracts (collectively, the “Assumed Contracts”);

(b)    all Leases relating to the Leased Real Property, and in the case of any ground leases, with all rights and interests appurtenant thereto;
(c)    the Owned Real Property (including the Shared Owned Real Property);
(d)    all of Seller’s right, title and interest, if any, in all of the buildings, fixtures, plant, equipment and improvements (including, to the extent they are in existence on the date hereof, all tenements, hereditaments, appurtenances, easements and other rights and interests appurtenant or pertaining thereto (including air, oil, gas, mineral and water and irrigation rights, and all interest, if any, of Seller and its Subsidiaries in any road adjoining such property), as well as all electrical, mechanical, plumbing and other building systems, security and surveillance systems, computer wiring and cable installations and utility installations, water distribution systems and landscaping, heating, ventilation and air-conditioning equipment, gas and power apparatus, windows, toilets, ducts and compressors, exhaust systems and water heaters and related machinery, pipes, pumps, tanks, conduits, switchboards, fire sprinklers and fire suppression and other fire protection equipment, lighting including emergency lighting, paging and sound systems, walk-in coolers, walk-in refrigerators and walk-in freezers, built-in sinks and supports for signs) with respect to the Restaurants as to which Seller or any Retained Subsidiary leases the ground from an unaffiliated party as set forth on Schedule 1.01(e) but owns the buildings and other real estate improvements located thereon, and which Restaurant addresses are listed on Schedule 2.02(d) (the “Owned Ground Lease Improvements”);
(e)     (i) all fixtures, furniture and equipment, to the extent used or held for use in the conduct of the Business or the operation of the Restaurants, including but not limited to tables, chairs, smallwares, glassware, signs, lights, ornaments, decor, artwork, linen, appliances, tools, machinery, display cases, shelves, cabinets, racks, bars, bar equipment, and computer hardware, desktop and laptop personal computers, monitors and related computer accessories owned or used by Seller or the Retained Subsidiaries (collectively, the “Equipment”), in each case located at the Business Real Property or in transit thereto, and (ii) all other tangible personal property located at the Restaurants;
(f)    all inventory, including all food, non-alcoholic beverages, alcoholic beverages (only to the extent transferable by applicable Law), merchandise (including apparel and merchandise on hand that contains the Red Lobster logo), new materials, uniforms, menus, paper products, supplies (including cooking supplies, cleaning supplies, office supplies and packaging supplies) to the extent used or held for use in the conduct of the Business or the operation of the Restaurants (the “Inventory”), owned by Seller or the Retained Subsidiaries and in each case located either in the Restaurants or in the primary freezers, including those located at Trenton, ON, Chesapeake, VA, Chicago, IL, Jacksonville, FL, Vernon, CA and Raynham, MA or in transit to the Restaurants or primary freezers;
(g)    subject to Section 2.06, all of Seller’s or the Retained Subsidiaries’ Liquor Licenses used exclusively in the operation of the Restaurants (the “Assigned Liquor Licenses”); provided that any Assigned Liquor License that has been transferred or issued to a Purchased Subsidiary between the date hereof and the Closing pursuant to Section 5.07 shall be excluded from the Purchased Assets;

(h)    subject to Section 2.06, all of Seller’s or the Retained Subsidiaries’ Permits relating exclusively to the Business (the “Assigned Permits”);
(i)    subject to Section 5.15, except as set forth on Schedule 2.02(i) and except for Intellectual Property Rights, all Business Records and all employee records and files relating to the Transferred Employees, to the extent the transfer of such employee records and files is not prohibited by applicable Law;
(j)    the Business Intellectual Property, together with any past, present or future claims or causes of actions arising out of or related to any infringement, dilution, misappropriation or other violation of the Business Intellectual Property;
(k)    all Cash and Cash Equivalents of the Business (which shall include not less than an aggregate of $900,000 of cash on hand at the Restaurants and not less than an aggregate of $800,000 of cash held for “liquor club” purposes) and all bank accounts (and the amounts on deposit therein as of the close of business on the day immediately preceding the Closing Date) of the Purchased Companies, and any checkbooks and cancelled checks related to these bank accounts;
(l)    all laptop and desktop personal computers, monitors and related computer accessories located at Seller’s corporate headquarters or regional offices and used exclusively by the Transferred Employees;
(m)    all leased motor vehicles used primarily in the operation of the Business and the related lease agreements;
(n)    all Equipment of the Red Lobster Culinary Department located at Seller’s corporate headquarters, except the Equipment that is attached to the wall);
(o)    subject to Section 5.14, except as set forth on Schedule 2.02(o), all rights, claims, counterclaims, credits, causes of action or rights of set-off against third parties relating to or arising from the Business, Shares, the Purchased Assets, the Purchased Subsidiary Companies or the Assumed Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties (specifically including, without limitation, any warranty related to the roof of any building comprising part of the Leased Real Property or the Owned Real Property);
(p)    Red Lobster international franchise and development agreements, including those set forth on Schedule 2.02(p);
(q)    all insurance, warranty, condemnation and similar proceeds received on or following the date hereof (including escrowed proceeds) with respect to damage, nonconformance of or loss to any of the Purchased Assets, including with respect to the permanent or temporary closure of any Restaurant, regardless of whether the claim giving rise thereto was made or asserted, or the transaction, event or circumstances giving rise thereto occurred on or after the date hereof;
(r)    all prepaid expenses and prepaid assets, if any, to the extent relating to the Business or any other Purchased Asset;

(s)    all Contracts with RL Billings, Inc., RL Salisbury, Inc. and RL Jonesboro, Inc.;
(t)    all physical memorabilia related to Red Lobster founding and history located in the offices of Sellers, other than any notes and papers of William Darden; and
(u)    all goodwill associated with the Business, the Purchased Assets and the Purchased Subsidiary Companies, including all goodwill associated with the Business Intellectual Property.
Section 2.03.     Excluded Assets. The Parties expressly understand and agree that the following assets and properties of Seller and the Retained Subsidiaries (the “Excluded Assets”) shall be excluded from the Purchased Assets:
(a)    all assets of every kind and nature used primarily in the Retained Business;
(b)    the Excluded Cash and all bank accounts of Seller and of any of the Retained Subsidiaries and all cash and cash equivalents (other than Cash and Cash Equivalents of the Business) of the Business to the extent on deposit in such bank accounts or in Seller’s possession in transit to any such bank account;
(c)    all accounts receivable, including credit card accounts receivable generated by the Business for products or services provided prior to the Closing Date or for the sale of the Gift Cards (as defined in the Gift Card Agreement);
(d)    all inventories to the extent used or held for use in the Retained Business, all Inventory located at the warehouse locations of Maines Paper & Food Service, Inc. and Meadowbrook Meat Company, Inc. and all inventories of alcoholic beverages to the extent used or held for use in the operation of the Restaurants, but not transferable at the Closing to Buyer under applicable Law (it being agreed that such inventories of alcoholic beverage shall be subject to Section 2.06 and Section 5.07 and shall be transferred to Buyer at no cost to Buyer following the Closing upon the issuance or transfer to Buyer of a valid Liquor License);
(e)    all rights, privileges and claims under the Shared Contracts to the extent relating to any Retained Business or to the extent that there is a corresponding Replacement Contract;
(f)    all insurance policies and all rights, claims, credits or causes of action thereunder or in connection therewith except to the extent constituting a Purchased Asset pursuant to Section 2.02(q) or as set forth in Section 5.13;
(g)    other than Intellectual Property Rights, all corporate records and other documents, books, records, customer lists, and databases other than the Business Records, all employee records and files not relating to the Transferred Employees or not otherwise constituting Business Records or the transfer of which is prohibited by applicable Law;
(h)    all office furniture, office supplies, production supplies and other supplies, spare parts, other miscellaneous supplies and other tangible property of any kind located at Seller’s corporate headquarters or regional offices, except to the extent set forth in Section 2.02(e) or Section 2.02(l);
(i)    all assets relating to corporate shared services of Seller or otherwise used to perform the services to be provided pursuant to the Transition Services Agreement, except to the extent any such asset constitutes a Purchased Asset;
(j)    all Intellectual Property Rights other than the Business Intellectual Property;
(k)    all of the Employee Plans and assets relating to the Employee Plans, except as expressly set forth in Article VII;
(l)    all prepaid assets to the extent not relating to the Business and, for so long as an asset that would otherwise constitute a Purchased Asset is a Non-Assignable Asset, all prepaid assets related to such Non-Assignable Asset (provided that, at such time (if any) as such asset becomes a Purchased Asset, the prepaid assets related thereto shall, from and after such time, be Purchased Assets);
(m)    all real property (or interest therein) other than the Business Real Property;
(n)    all rights of Seller or any of the Retained Subsidiaries arising under the Transaction Documents or the transactions contemplated thereby;
(o)    all leased motor vehicles used primarily in the operation of the Retained Business and the related lease agreements;
(p)    all proceeds received from the sale or other disposition of any assets sold or otherwise disposed of in compliance with the terms of this Agreement during the period from the date hereof until the Closing Date;
(q)    all smallwares owned by Seller or its Subsidiaries and located at the smallwares warehouse, except for any smallwares held for use in the conduct of the Business and located at the Restaurants;
(r)    all Property Tax refunds with respect to the Purchased Assets for any Pre-Closing Tax Period, all Tax refunds with respect to the Purchased Companies for any Pre-Closing Tax Period (as set forth in Section 6.04(d)) and all other Tax refunds of Seller or the Retained Subsidiaries with respect to Taxes for any Pre-Closing Tax Period;
(s)    (i) all attorney-client privilege and attorney work-product protection of Seller or associated with the Business as a result of legal counsel representing Seller or the Business in connection with the transactions contemplated by the Agreement; (ii) all documents subject to the attorney-client privilege and work-product protection described in subsection (i); and (iii) all documents maintained by Seller in connection with the transactions contemplated by this Agreement;

(t)    all rights, claims, counterclaims, credits, causes of action or rights of set-off against third parties to the extent relating to or arising from the Retained Business, Excluded Assets or the Excluded Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties;
(u)    all assets related to the Red Lobster international franchise business other than the Red Lobster international franchise and development agreements included in the Purchased Assets pursuant to Section 2.02(p) and the Business Intellectual Property used in the Red Lobster international franchise business; and
(v)    those assets listed on Schedule 2.03(v).
Section 2.04.     Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, the Parties agree that, effective at the Closing, Buyer shall cause the New Operating Company (or any Additional Acquisition Entities, as applicable) to assume all Liabilities (other than Excluded Liabilities) of Seller or any of the Retained Subsidiaries (including the Equity Sellers) to the extent relating to the Purchased Assets or the Shares or otherwise primarily relating to the Business, of whatever nature, whether presently in existence or arising hereafter, except for the Excluded Liabilities (the “Assumed Liabilities”), including the following:
(a)    all obligations of Seller or the Retained Subsidiaries under the Leases comprising the Leased Real Property and the Assumed Contracts (excluding any obligations that would constitute Indebtedness under any such Assumed Contract or Lease);
(b)    all obligations of Seller or the Retained Subsidiaries to be performed under the Assigned Liquor Licenses;
(c)    all obligations of Seller or the Retained Subsidiaries to be performed under the Assigned Permits;
(d)    all obligations remaining under (1) all Gift Cards to the extent honored or redeemed or required to be honored or redeemed in the manner contemplated by the Gift Card Agreement, but only to the extent such obligations are reimbursed by Seller in accordance with the Gift Card Agreement, and (2) subject to Seller’s compliance with Section 5.01(d) and Seller’s delivery to Buyer (or its designee), as a Purchased Asset related to the assumption of the obligations set forth herein, any proceeds received in connection with the sale of such arrangements, all coupons and promotional offers outstanding as of the Closing Date relating to the Business, to the extent the same were printed by or on behalf of Seller and issued or sold to customers on or before the Closing Date and such customers present the same for redemption at a Restaurant after the Closing Date, and provided that Buyer is not assuming obligations to any Governmental Authority or Taxing authority or any other Person under escheatment, unclaimed or abandoned property or similar Laws in respect thereof;
(e)    all obligations of Buyer for Transfer Taxes under Section 6.01 and its portion of any Property Taxes under Section 6.02;

(f)    subject to Section 2.05(k), all Liabilities arising under (1) all public liability claims that are incurred prior to Closing (which, for the avoidance of doubt, includes all claims set forth on Schedule 3.10 under the heading “Litigation - Insured”) and all Pre-Closing Workers Compensation Claims, (2) Actions set forth on Schedule 3.10 under the heading “Employment-Related Actions” (other than the Bluet Matter), (3) Actions set forth on Schedule 3.11 under the heading “Non-Insured Litigation” and (4) all other Actions first arising after the date hereof and relating to the Purchased Assets or the Shares;
(g)    subject to Section 2.05(m), all Environmental Liabilities arising from any fact, condition, event or circumstance occurring or existing, prior to or after the Closing, at the Business Real Property;
(h)    subject to Section 2.05(e), all Liabilities with respect to the Transferred Employees and the Employee Plans solely to the extent expressly assumed by Buyer in Article VII and all Liabilities arising out of the employment of Transferred Employees by Buyer or its Affiliates from and after the Transfer Time;
(i)    except to the extent an Excluded Liability, all Liabilities arising out of or in connection with any act, omission or circumstance with respect to the Business or the Purchased Assets occurring at any time on or after the Closing Date;
(j)    except to the extent constituting Excluded Liabilities, and to the extent included in the final determination of Closing Date Net Working Capital in accordance with Schedule 1.01(f), all accounts payable and other current liabilities that would be required to be accrued on a balance sheet of the Business prepared in accordance with GAAP as of immediately prior to the Closing;
(k)    all outstanding unpaid amounts of any checks related to the bank accounts of the Purchased Subsidiary Companies;
(l)    the retention bonus obligations set forth on Schedule 2.04(l), including the employer portion of payroll Taxes thereon (the “Specified Retention Bonuses”);
(m)    all Liabilities with respect to vendor rebate under the Beverage Marketing Agreement between Seller and Coca-Cola Foodservice;
(n)    all pre-Closing Liabilities for credit card fees;
(o)    all costs and expenses incurred by Seller and its Subsidiaries in connection with the Formations, other pre-Closing restructuring and the closing of any Restaurants; and
(p)    all Liabilities agreed to be performed by Buyer or any of its Subsidiaries (including the Purchased Subsidiary Companies) pursuant to the terms of this Agreement or any of the other Transaction Documents.
Buyer’s obligations under this Section 2.04 shall not be subject to offset or reduction, whether by reason of any actual or alleged breach of any covenant or agreement contained in the Transaction

Documents or any other agreement or document delivered in connection therewith or any right to indemnification hereunder or otherwise.
Section 2.05.     Excluded Liabilities. Buyer is only causing the New Operating Company (or any Additional Acquisition Entities, as applicable) to assume the Assumed Liabilities from Seller and the Retained Subsidiaries and is not assuming any other Liability of Seller or any of its Retained Subsidiaries of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of Seller or its Retained Subsidiaries, as applicable (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”), including but not limited to the following:
(a)    except for accounts payable included in the final determination of Closing Date Net Working Capital, all Liabilities to the extent arising out of or relating to the operation or conduct by Seller or any of its Retained Subsidiaries of the Retained Business, whether arising prior to, on or after the Closing Date (including, subject to Buyer’s obligations under Section 5.05, any Liabilities under any Shared Contracts);
(b)    all Liabilities to the extent arising out of or relating to any Excluded Asset, whether arising prior to, on or after the Closing Date;
(c)    all Liabilities relating to the Transferred Employees (other than those expressly assumed by Buyer pursuant to Section 2.04(f) or (h)) and Employee Plans (other than those expressly assumed by Buyer pursuant to Section 2.04(f) or (h)) and all other Liabilities relating to all employee benefit plans (other than the Employee Plans) that have been maintained or contributed to by the Seller or any of the Seller’s ERISA Affiliates;
(d)    all Liabilities arising out of the employment of the Business Employees by Seller and its Affiliates prior to the Transfer Time, other than those that are expressly assumed by Buyer pursuant to Section 2.04(f) or (h);
(e)    except for the Specified Retention Bonuses, all Liabilities for (1) any sale, change-of-control, retention or stay bonus, or, (2) subject to Buyer’s compliance in all material respects with all of its obligations under Sections 7.01 and 7.02 with respect to the applicable Business Employee, any severance amount, in each case the payment of which is triggered by the transactions contemplated by this Agreement (including payments that are conditioned on a Business Employee’s continued employment with the Buyer following the Closing Date and including the employer portion of payroll Taxes thereon), in each case if such Liability is pursuant to a Contract entered into by Seller or any of its Affiliates prior to the Closing Date, provided that, for the avoidance of doubt, the Liabilities described in this Section 2.05(e) do not include any Liabilities assumed by Buyer under Section 7.02(g) of this Agreement, which are Assumed Liabilities;
(f)    all Liabilities for severance amounts paid, payable or otherwise owing to any employee of Seller or any of its Affiliates that does not become a Transferred Employee;

(g)    all of Seller’s or the Retained Subsidiaries’ or the Purchased Subsidiary Companies’ liabilities or obligations for Indebtedness, including Indebtedness arising under any capitalized lease constituting an Assumed Contract;
(h)    (i) all obligations of Seller for Transfer Taxes under Section 6.01, (ii) the portion of any Property Taxes allocated to Seller or the Retained Subsidiaries under Section 6.02, (iii) all Taxes of Seller or the Retained Subsidiaries (including Taxes related to or arising from the Business or the Purchased Assets for any Pre-Closing Tax Period but excluding, for the avoidance of doubt, any Taxes related to or arising from the Business or the Purchased Assets for any Post-Closing Tax Period), (iv) any Taxes of the Seller or the Retained Subsidiaries under Section 1.1502-6 of the United States Treasury Regulations (or any similar provision of state, local or foreign Law) or otherwise by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date, and (v) any Taxes of the Seller or the Retained Subsidiaries as a result of being a transferee of or successor to any Person, or as a result of any express or implied obligation to indemnify any other Person, by contract or otherwise;
(i)    all obligations to any broker, finder or agent for any investment banking or brokerage fees, finders’ fees or commission relating to the transactions contemplated by this Agreement and any other fees and expenses for which Seller is responsible pursuant to Section 11.03;
(j)    all Liabilities to the extent relating to, arising out of or resulting from Seller’s gift card program or any gift certificates, coupons or promotions of or owned by Seller or any of its Affiliates, except to the extent set forth in Section 2.04(d) (for the avoidance of doubt, all obligations to any Government Authority or Taxing Authority or other Person under escheatment, unclaimed or abandoned property or similar Laws shall be Excluded Liabilities);
(k)    except as set forth in Section 2.04(f), all Liabilities arising out of any and all Actions (including those listed on Schedule 2.05(k)), except for the costs of compliance with any equitable remedies resulting from such Actions, including the costs of compliance with any prospective injunctive relief or the associated need to changes the relevant business practices on a going forward basis to the extent such remedies have been consented to by Buyer (such consent not to be unreasonably withheld, conditioned or delayed);
(l)    all unpaid amounts of any checks and wires related to the Business that are outstanding as of the close of business on the day immediately preceding the Closing Date, except to the extent set forth in Section 2.04(k);
(m)    all Environmental Liabilities arising at, prior to or after the Closing in connection with or relating to (i) properties currently or formerly owned, leased or operated, including by the Seller or its Subsidiaries, in connection with the Business, the Purchased Assets or the Shares, other than the Business Real Property, (ii) offsite impacts (but solely in relation to such offsite impacts) associated with the migration of Hazardous Substances from any Business Real Property, and (iii) the handling, treatment, storage, release, disposal or arrangement for the disposal of any Hazardous Substances to or at any third-party location;

(n)    all Liabilities agreed to be performed by Seller or any of the Retained Subsidiaries pursuant to the terms of this Agreement or any of the other Transaction Documents;
(o)    all Liabilities arising out of or in connection with any real property other than the Business Real Property;
(p)    except to the extent expressly allocated among the parties in a different manner pursuant to this Agreement or any of the Transaction Documents, all costs, fees and expenses incurred or to be incurred by Seller or its Affiliates in connection with the transactions contemplated by this Agreement and the other Transaction Documents, including those associated with the separation of the Business from the Retained Business and with the sale, conveyance, transfer, assignment and delivery to Buyer of the Purchased Assets and Assumed Liabilities, as well as the fees, costs and expenses of counsel, accountants and financial advisors; and
(q)    those Liabilities listed on Schedule 2.05(q).
Section 2.06.     Limitation on Assignment of Purchased Assets.
(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or convey any Purchased Asset or any right thereunder if an attempted assignment or conveyance, without the consent of, or other action by, any Person, would constitute a breach of any applicable restriction upon such assignment or conveyance or adversely affect in any material respect the rights of Buyer or any of its Affiliates thereunder and such consent has not been obtained, or other action has not been taken, by such Person on or prior to the Closing Date (collectively, the “Non-Assignable Assets”). To the extent any asset that would otherwise constitute a Purchased Asset is deemed a Non-Assignable Asset under this Section 2.06(a) and an alternate arrangement pursuant to Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other Non-Assignable Assets, Section 5.07 with respect to Liquor Licenses and Sections 5.25 and 5.28 with respect to Business Real Property, as applicable, has not been entered into by the Parties, such asset shall be deemed an Excluded Asset and all Liabilities relating thereto shall be deemed Excluded Liabilities for so long as the consent or action relating thereto shall not have been obtained or taken, as applicable and provided that such Excluded Assets and Excluded Liabilities shall not considered Excluded Assets and Excluded Liabilities for purpose of Seller’s indemnification obligations under Article IX.
(b)    Seller and Buyer shall take such actions set forth in Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other Non-Assignable Assets, Section 5.07 with respect to Liquor Licenses and Sections 5.25 and 5.28 with respect to Business Real Property, as applicable, to obtain such consent or cause such other action to be taken by such Person or Governmental Authority prior to the Closing. If such consent is not obtained or such other action is not taken prior to the Closing, Seller and Buyer shall take such actions set forth in Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other Non-Assignable Assets, Section 5.07 with respect to Liquor Licenses and Sections 5.25 and 5.28 with respect to Business Real Property, as applicable, to obtain such consent or cause such other action to be taken by such Person or Governmental Authority, and shall take such other actions as required therein with respect to such Non-Assignable Assets, for the applicable time periods after the Closing set forth therein.
(c)    With respect to each Non-Assignable Asset, if a consent described in Section 2.06(a) is obtained from, or such other action is taken by, such Person or Governmental Authority with respect to any such Non-Assignable Asset after the Closing during the applicable time set forth in Section 5.03 with respect to Regulatory Approvals, Section 5.04 with respect to Permits, Section 5.05 with respect to Shared Contracts, Section 5.06 with respect to other such Non-Assignable Assets, Section 5.07 with respect to Liquor Licenses and Sections 5.25 and 5.28 with respect to the Business Real Property, as applicable, such Non-Assignable Asset shall be deemed to have been automatically assigned and transferred to the New Operating Company (or any Additional Acquisition Entities, as applicable) on the terms set forth in this Agreement for no additional consideration and without the requirement of any further action of any other Person, as of the Closing, except to the extent the date of such consent or action is deemed by applicable Law to have occurred on another date.
Section 2.07.     Purchase Price; Allocation of Purchase Price.
(a)    The purchase price for the Purchased Assets, the equity interests of New Parent and the Shares, subject to the adjustment set forth in Section 2.09, shall be an amount (the “Purchase Price”) equal to (i) US$2,113,400,000 in cash, plus (ii) the Estimated Working Capital Adjustment Amount, minus (iii) the Estimated Closing Date Indebtedness, plus (iv) the Estimated Closing Date Cash (or, to the extent that Estimated Closing Date Cash is a negative number, minus such amount), minus (v) any amounts in respect of Failed Site Property Values and Failed Site Operational Values, as applicable, pursuant to Section 5.28.
(b)    As soon as commercially reasonably possible after the Determination Date, but in no event later than one hundred and eighty (180) days after the Closing Date, Seller shall prepare and deliver to Buyer, for Buyer’s review, comment and consent (not to be unreasonably withheld, conditioned or delayed), an allocation of the final Purchase Price (plus the amount of Assumed Liabilities and Liabilities of the Purchased Companies, in each case, to the extent properly taken into account for U.S. federal and other applicable income tax purposes) among the Purchased Assets and the Shares and a further allocation, to the extent required by Law, of the amounts allocated to any Subsidiaries classified as pass-through entities for U.S. federal income tax purposes among the assets of such entities, consistent with the procedures in Section 2.09 and in accordance with applicable Law (the “Allocation Statement”). If Buyer does not object to the Allocation Statement within thirty (30) Business Days after receipt, the Allocation Statement shall be final and binding on the Parties. If Buyer does object to the Allocation Statement within such period, Seller shall make any changes reasonably requested by Buyer. Promptly after any adjustment to the amount of the Purchase Price, including pursuant to Article VI and Article IX, the Parties shall negotiate in good faith to mutually agree to appropriate revisions to the Allocation Statement, in accordance with the principles and procedures of this Section 2.07(b). The Parties agree that they will not, and will not permit any of their respective Affiliates to, take a position (except as required pursuant to any order of a Governmental Authority) on any Tax Return (including, but not limited to, Internal

Revenue Service Form 8594) or in any audit or examination before any Governmental Authority that is in any way inconsistent with the Allocation Statement (as such may be adjusted); provided, however, that nothing herein shall prevent the Parties or any of their respective Affiliates from settling, or require them to litigate before any court, any challenge, proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation Statement. Notwithstanding anything herein to the contrary, each of Buyer and Seller shall notify the other Party of any such Action taken by any Governmental Authority with respect to the Allocation Statement, and neither Party shall settle or otherwise compromise such Action without the other Party’s prior written consent (not be unreasonably withheld, conditioned or delayed).
Section 2.08.     Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Shares and the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Latham & Watkins LLP, 555 11th Street, NW, Suite 1000, Washington, DC 20004 on (i) the later of (A) the third (3rd) Business Day to occur following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than those conditions that, by their nature, are to be satisfied at the Closing, provided such conditions would be so satisfied) and (B) July 28, 2014; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Section 8.01 and Section 8.03, Seller shall be entitled, in its sole discretion, to extend the Closing Date to the first Business Day that is a Monday that follows the day on which the Closing would otherwise occur or (ii) on such other date as the Parties may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Unless otherwise explicitly specified, all transactions taking place at the Closing shall be deemed to occur simultaneously. The Closing shall be deemed to have been consummated at 12:01 a.m. Eastern time on the Closing Date (the “Effective Time”). The following deliveries shall be made at or prior to the Closing:
(a)    Buyer shall deliver to Seller and the Equity Sellers the Purchase Price in immediately available funds by wire transfer to the account or accounts designated by Seller, by written notice to Buyer, which written notice shall be delivered not later than two (2) Business Days prior to the Closing Date, and shall assume the Assumed Liabilities;
(b)    Seller and Buyer shall deliver to each other duly executed counterparts to each of the Transaction Documents (other than this Agreement) to which they are party;
(c)    Seller, the Equity Sellers and Buyer shall deliver to each other the Purchased Subsidiary Transfer Documents to which they are a party, and Seller and the Equity Sellers shall deliver to Buyer the Shares;
(d)    Seller and Buyer shall, and shall cause their respective Subsidiaries to, deliver to the other Party, as applicable, such deeds, bills of sale, endorsements, assignments, affidavits, indemnities and other good and sufficient instruments of conveyance and assignment as the Parties and their respective counsel shall deem reasonably customary and necessary to vest in Buyer or the Sale Leaseback Purchaser all right, title and interest in, to and under the Shares and the Purchased Assets and to evidence Buyer’s assumption of the Assumed Liabilities, and as customarily and reasonably may be required by the Title Company to issue an ALTA Owner’s or Title Insurance

Policy for each Owned Real Property and ALTA Leasehold or Title Insurance Policy for each Leased Real Property set forth in Schedule 2.08(d) (the “Material Leased Real Property”), insuring Buyer’s or the Sale Leaseback Purchaser’s fee simple title to each Owned Real Property or Buyer’s or the Sale Leaseback Purchaser’s right to tenant’s interest in the Material Leased Real Property and the leasehold estate created thereby in each Material Leased Real Property (as the case may be) as of the Closing Date with extended coverage to the extent available in the jurisdiction in which the respective Business Real Property is located, subject only to Permitted Liens (collectively, the “Owner’s Policies”), and all costs, expenses and premiums with respect to the Owner’s Policies (and all endorsements thereto) shall be divided equally between Seller and Buyer;
(e)    Seller and each Retained Subsidiary (to the extent each such Retained Subsidiary is selling, transferring, conveying or assigning any Purchased Assets to the Buyer pursuant to this Agreement, and other than Darden International Asia Sdn Bhd.) shall deliver to Buyer a certificate under Treasury Regulations Section 1.1445-2 certifying Seller’s and each such Retained Subsidiary’s non-foreign status;
(f)    Seller shall deliver to Buyer any Material Lease Estoppel Certificates obtained by Seller pursuant to Section 5.25;
(g)    Seller shall deliver to Buyer the Lien releases to be obtained by Seller pursuant to Section 5.29;
(h)    Seller shall deliver to Buyer the certificate described in Section 8.02(c); and
(i)    Buyer shall deliver to Seller the certificate described in Section 8.03(c).
Section 2.09.     Adjustment Amount.
(a)    Not less than five (5) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth, in reasonable detail, (i) its good faith estimate of (A) the Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”), (B) the aggregate amount of all Indebtedness of the Purchased Subsidiary Companies as of the close of business on the day immediately preceding the Closing Date (the “Estimated Closing Date Indebtedness”), and (C) the Cash and Cash Equivalents of the Business (the “Estimated Closing Date Cash”), (ii) reasonable supporting documentation for such estimates, and (iii) Seller’s calculation of the Estimated Working Capital Adjustment Amount. Estimated Closing Date Net Working Capital shall be calculated in accordance with GAAP and in a manner consistent with Schedule 1.01(f), and each of Estimated Closing Date Indebtedness and Estimated Closing Date Cash shall be calculated in accordance with the definitions thereof.
(b)    As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days thereof, Buyer shall prepare and deliver to Seller (i) an unaudited combined balance sheet of the Business as of the close of business on the day immediately preceding the Closing Date (the “Closing Balance Sheet”), (ii) a calculation of the Closing Date Net Working Capital, (iii) a calculation of the aggregate amount of all Indebtedness of the Purchased Subsidiary

Companies as set forth on the Closing Balance Sheet as of the close of business on the day immediately preceding the Closing Date (the “Closing Date Indebtedness”), and (iv) a calculation of the Cash and Cash Equivalents of the Business (the “Closing Date Cash”), in each case, determined without giving effect to (A) the consummation of the transactions contemplated by this Agreement (including any adjustments as a result of the application of purchase accounting) or (B) any financing transactions in connection therewith, by Buyer or its Subsidiaries (including the Purchased Subsidiaries) after the Closing. The Closing Balance Sheet shall be prepared in accordance with GAAP. Following the Closing until the Determination Date (as defined below), each Party shall provide the other Party and its Representatives reasonable access during normal business hours and following reasonable written notice to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of such Party reasonably relating to the preparation of the Closing Balance Sheet and/or Dispute Notice (as defined below), as applicable, and shall cause the personnel of such Party and its Subsidiaries to reasonably cooperate with the other Party and its Representatives in connection with their review of the Closing Balance Sheet and/or Dispute Notice, as applicable.
(c)    If Seller disagrees with the calculation of the Closing Date Net Working Capital, the Closing Date Indebtedness or the Closing Date Cash, it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement (the “Dispute Notice”), within thirty (30) days after its receipt of the Closing Balance Sheet. In the event that Seller does not provide such a notice of disagreement within such thirty (30)-day period, Seller shall be deemed to have accepted the Closing Balance Sheet and the calculation of the Closing Date Net Working Capital, the Closing Date Indebtedness and the Closing Date Cash delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall negotiate in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of the Closing Date Net Working Capital, the Closing Date Indebtedness or the Closing Date Cash. If, at the end of such period, they are unable to resolve such disagreements, then Ernst & Young LLP (or such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and Seller) (the “Auditor”), acting as an expert and not as an arbitrator, shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor, whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 2.09(b) and (only with respect to the remaining disagreements submitted to the Auditor) whether and to what extent (if any) the Closing Date Net Working Capital, the Closing Date Indebtedness or the Closing Date Cash require adjustment. The Auditor shall not be permitted to make a determination with respect to any item as to which there is a disagreement that exceeds or is less than the greatest or lowest value, respectively, for such item as claimed by the Parties, shall limit its review to the disputed items, and shall limit its review to whether the Closing Balance Sheet and the calculations of the Closing Date Net Working Capital, the Closing Date Indebtedness and the Closing Date Cash were prepared in accordance with this Agreement or contain mathematical/clerical error. The Auditor shall base its determination solely on the written submissions of the Parties and shall not conduct an independent investigation. All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Seller and Buyer in proportion to the allocation of the dollar value of the amounts in dispute as between Seller and Buyer (set forth in the written submissions to the Auditor) made by the Auditor such that the Party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. For example, if Seller challenges items underlying the calculations of the Closing Date Net Working Capital, the Closing Date Indebtedness and/or the Closing Date Cash in the net amount of $1,000,000, and the Auditor determines that Buyer has a valid claim for $400,000 of the $1,000,000, Buyer shall bear 60% of the fees and expenses of the Auditor and Seller shall bear the remaining 40% of the fees and expenses of the Auditor. The determination of the Auditor shall be final, conclusive and binding on the parties hereto. The date on which the Closing Date Net Working Capital, the Closing Date Indebtedness and the Closing Date Cash are finally determined in accordance with this Section 2.09(c) is hereinafter referred to as the “Determination Date.”
(d)    The “Adjustment Amount,” which may be positive or negative, shall mean (i) the Closing Date Net Working Capital, minus the Estimated Closing Date Net Working Capital, plus (ii) the Estimated Closing Date Indebtedness, minus the Closing Date Indebtedness, plus (iii) the Closing Date Cash, minus the Estimated Closing Date Cash. If the Adjustment Amount is a positive number, then the Purchase Price shall be increased by such Adjustment Amount (the “Increase Amount”), and if the Adjustment Amount is a negative number, the Purchase Price shall be decreased by the absolute value of the Adjustment (the “Deficit Amount”). The Adjustment Amount shall be paid in accordance with Section 2.09(e).
(e)    If there is an Increase Amount, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, Buyer shall pay to Seller by wire transfer of immediately available funds to an account or accounts designated by Seller in writing an amount in cash equal to the Increase Amount. If there is a Deficit Amount, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, Seller shall pay to Buyer by wire transfer of immediately available funds to an account or accounts designated by Buyer in writing an amount in cash equal to the Deficit Amount.
Section 2.10.     Withholding. Notwithstanding any other provision of this Agreement, Buyer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Law. If Buyer determines that any such deduction or withholding is required in respect of any payment payable pursuant to this Agreement, Buyer shall provide Seller with written notice prior to the date of the applicable payment, shall reasonably cooperate with Seller to mitigate any such requirement to the extent permitted by Law and, if any deduction or withholding is necessary, shall provide Seller with a receipt from the applicable Taxing Authority documenting the remittance of such deduction or withholding under the Code or any such Law, if available, as soon as reasonably practicable after the date of such deduction or withholding. To the extent that amounts are so deducted or withheld and duly deposited with the appropriate Taxing Authority by Buyer, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Disclosure Schedules (but subject to Section 11.11), Seller represents and warrants to Buyer that:
Section 3.01.     Corporate Existence and Power. Seller is a Florida corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida, and has all corporate power and authority to own or lease its property and assets and carry on its business as now conducted in all material respects. Each Retained Subsidiary that is or will be a party to any Transaction Document (including each Equity Seller) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all corporate power and authority to own or lease its property and assets and carry on its business as now conducted in all material respects. Seller and each Retained Subsidiary that is or will be a party to any Transaction Document is duly licensed or qualified and (where applicable) in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities, in each case, with respect to the Business, is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.
Section 3.02.     Corporate Authorization. The execution, delivery and performance by each of Seller, each Equity Seller and any applicable Retained Subsidiary of the Transaction Documents, in each case, to which it is a party and the consummation of the transactions contemplated thereby are within its corporate or equivalent organizational powers and have been (or will be prior to execution) duly authorized by it by all necessary corporate or equivalent organizational action, including the unanimous approval of the Board of Directors of Seller. No approval of, or vote or other action by, any equityholder of Seller is required under Seller’s Organizational Documents, applicable Law or otherwise in connection with the execution and delivery by Seller of this Agreement and each Transaction Document or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. Each other Transaction Document shall be duly and validly executed by Seller and/or each Equity Seller and/or the applicable Retained Subsidiary, as applicable, at or prior to the Closing and, upon such execution and delivery by Seller and/or each Equity Seller and/or the applicable Retained Subsidiary, as applicable, and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding obligation of Seller and/or each Equity Seller and/or the applicable Retained Subsidiary, as applicable, enforceable against it (or them) in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity.
Section 3.03.     Governmental Authorization. The execution, delivery and performance by each of Seller, each Equity Seller and any applicable Retained Subsidiary of the Transaction

Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any other Competition Laws; (b) compliance with the regulatory requirements set forth in Schedule 3.03; and (c) any such action or filing as to which the failure to make or obtain would not reasonably be expected to, individually or in the aggregate, materially interfere with, prevent, or materially delay the ability of Seller, each Equity Seller and the Retained Subsidiaries to enter into and perform their obligations under this Agreement and the other Transaction Documents or consummate the transactions contemplated hereby and thereby or materially interfere with the conduct of the Business in the ordinary course consistent with past practice.
Section 3.04.     Noncontravention. The execution, delivery and performance by each of Seller, each Equity Seller and any applicable Retained Subsidiary of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and shall not (a) violate its Organizational Documents, (b) assuming compliance with the matters referred to in Section 3.03, violate, conflict with or result in a breach of any Law, Liquor License or Permit, (c) except as set forth on Schedule 3.04, constitute or result in a violation or breach of, or default under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Business to which it is entitled under any provision of any Contract, Lease or other instrument, Liquor License or Permit binding upon it, or (d) result in the creation or imposition of any Lien on any Purchased Asset, except for Permitted Liens and except, with respect to clause (b), (c) and (d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 3.04, assuming compliance with the matters referred to in Section 3.03, no notice to, or consent, authorization or approval from, or other action by, any Person under any Contract or Lease entered into by any Purchased Company, any Red Lobster Contract or any Lease included in the Leased Real Property is required to be made or obtained by Seller, each Equity Seller or any Purchased Company in connection with execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.
Section 3.05.     Purchased Companies.
(a)    Each Purchased Company is duly organized and validly existing under the Laws of its jurisdiction of organization and has all organizational powers and authority required to carry on its business as now conducted in all material respects. Seller has provided to (or when formed, will provide to) Buyer true, correct and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Purchased Company as in effect on the date of this Agreement (or when formed, as applicable). Each Purchased Company is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction in which it leases real property or holds licenses (including Liquor Licenses) or Permits and each other jurisdiction in which the conduct of its business and the lease and operation of its assets and the holding of its licenses (including Liquor Licenses) or other Permits makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the business or operation of such Purchased Company or the Business.
(b)    A complete and accurate list of the authorized and outstanding capital stock of each Purchased Company, to the extent then formed, is set forth on Schedule 3.05(b). All of the Shares and the equity interests of the other Purchased Companies are owned beneficially and of record by Seller or the applicable Equity Seller, free and clear of any Lien or restrictions on transfer other than transfer restrictions imposed thereon by Law. None of the Shares or the equity interests of the other Purchased Companies have been issued in violation of, or are subject to, any preemptive or subscription rights. All of the Shares and the equity interests of the other Purchased Companies have been duly authorized, are validly issued, and are fully paid and non-assessable.
(c)    No Purchased Company owns, directly or indirectly, any shares of capital stock of, or other equity interest in, any other Person except as set forth on Schedule 3.05(c) (collectively, the “Purchased Subsidiary Equity Interests”). All of the Purchased Subsidiary Equity Interests are owned beneficially and of record by the applicable Purchased Company free and clear of any Lien or restrictions on transfer other than transfer restrictions imposed thereon by Law. None of the Purchased Subsidiary Equity Interests have been issued in violation of, or are subject to, any preemptive or subscription rights. All of the Purchased Subsidiary Equity Interests have been duly authorized, are validly issued, and are fully paid and non-assessable.
(d)    Except as set forth on Schedule 3.05(d), there is no existing option, restricted stock, restricted stock unit, share appreciation right, or similar equity interest, warrant, call, right or agreement to which Seller or any Subsidiary of Seller (including each Equity Seller and each Purchased Company) is a party requiring, and there are no securities of Seller or any of its Subsidiaries (including the Purchased Companies) outstanding that upon conversion or exchange would require, an increase to the value of any capital stock of any Purchased Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock of any Purchased Company. Except as set forth on Schedule 3.05(d), none of Seller or any Subsidiary of Seller (including each Equity Seller and each Purchased Company) is a party to any voting trust or other agreement with respect to the voting, repurchase, redemption, sale, transfer or other disposition of the interests of any Purchased Company.
(e)    Except as set forth on Schedule 3.05(e), no Purchased Company, other than RL Maryland, Inc., RL of Frederick, Inc., RL of Bel Air, Inc. and Red Lobster of Texas, Inc., conducts or has conducted any business or owns or holds any assets or Liabilities (including Tax Liabilities) of any kind or nature whatsoever, other than (i) the Liquor Licenses or other Permits owned or held by such Purchased Company, and (ii) the Purchased Subsidiary Equity Interests owned by such Purchased Company, if any, as set forth on Schedule 3.05(c).
Section 3.06.     Financial Statements.
(f)    Schedule 3.06(a)(i) sets forth true and complete copies of the following financial statements: (i) the Balance Sheet and the related unaudited pro forma combined statement of earnings for the nine-month period then ended (collectively, the “Interim Financial Statements”), and (ii) the audited combined balance sheet of the Business as of May 26, 2013 and the related audited combined statement of earnings, comprehensive income, changes in parent company equity, and cash flows for the fiscal year ended May 26, 2013 (collectively, and together with the notes thereto, the “Audited Financial Statements” and together with the Interim Financial Statements, the “Financial Statements”). The Financial Statements (i) were prepared from and based on the financial records of Seller and its Subsidiaries, (ii) were prepared in accordance with GAAP, consistently applied, subject to the exceptions, limitations and assumptions set forth in Schedule 3.06(a)(ii), and (iii) fairly present, on such basis, in all material respects the consolidated financial position of the Business as of the date thereof and the consolidated results of operations of the Business for the time period indicated, subject, with respect to the Interim Financial Statements, to normal year-end adjustments (none of which will be material) and the absence of footnotes.
(g)    The books of account and other financial records of Seller related to the Business have been kept accurately in the ordinary course of business consistent with past practice and consistent with applicable Law, and the revenues, expenses, assets and liabilities of Seller related to the Business have been properly recorded therein in all material respects.  Seller has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting relating to the Business, including that material transactions, receipts and expenditures of Seller related to the Business are being executed and made only in accordance with appropriate authorizations of management and the board of directors of Seller, and that transactions are recorded as necessary to permit preparation of Seller’s consolidated financial statements in conformity with GAAP.
Section 3.07.     Absence of Certain Changes. Except for actions taken in preparation of the transactions contemplated by this Agreement, from the Balance Sheet Date through the date of this Agreement, (a) the Business has been conducted in the ordinary course consistent with past practices in all material respects, (b) there has not been any event, occurrence or development which has had or would reasonably be expected to have a Material Adverse Effect, and (c) Seller and its Affiliates have not taken any action with respect to the Business or any Purchased Company or omitted to take any action with respect to the Business or any Purchased Company which, if taken or omitted to be taken after the date hereof, would require the consent of Buyer in accordance with Section 5.01.
Section 3.08.     No Undisclosed Liabilities. Neither the Business nor any Purchased Company has any Liability other than Liabilities (a) reflected on and reserved in the Balance Sheet, (b) incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date, (c) that are not described in any other clause of this Section 3.08 and would not reasonably be expected, individually or in the aggregate, to result in any Liability in excess of $5,000,000 (d) incurred in connection with the transactions contemplated hereby, (e) that are Retained Liabilities, or (f) disclosed in Schedule 3.08. Seller (with respect to the Business) and the Purchased Subsidiary Companies do not maintain any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the United States Securities Exchange Act of 1934, as amended.
Section 3.09.     Material Contracts.
(a)    Except as set forth in Schedule 3.09(a) and excluding any Contract that is an Excluded Asset or an Excluded Liability, with respect to the Business, as of the date of this Agreement neither Seller nor any of its Subsidiaries (including the Purchased Subsidiary Companies) is a party to or bound by:
(i)    any Contract providing for the performance of services or the delivery of goods or materials by Seller or any of its Subsidiaries that requires annual payments to Seller or any of its Subsidiaries of $1,000,000 or more;
(ii)    any lease of personal property requiring (A) annual rentals of $1,000,000 or more or (B) aggregate payments by Seller and its Subsidiaries of $2,000,000 or more, in the case of each of clauses (A) and (B) that cannot be terminated on not more than 120 days’ notice without payment by Seller or and its Subsidiaries of any penalty in excess of $100,000;
(iii)    any agreement for the purchase of materials, supplies, goods, services, equipment or other tangible assets from a third party that is one of the ten (10) largest suppliers (by dollar-value of total purchases) of the Business for the twelve (12)-month period ended November 24, 2013, that cannot be terminated on not more than 120 days’ notice without payment by Seller or any of its Subsidiaries of any penalty in excess of $300,000;
(iv)    any material partnership, joint venture, franchise, development (including any area development), royalty, management or other similar agreement;
(v)    any Contract that limits the freedom of Seller or of its Subsidiaries to compete in any line of business or with any Person or in any area, in each case which would so limit the freedom of Buyer after the Closing Date;
(vi)    any Contract (i) granting to Seller or one of its Subsidiaries any right to use, exploit or practice any third party Intellectual Property Right necessary for or otherwise material to the Business, other than COTS Licenses, or (ii) constituting a grant by Seller or one of its Subsidiaries to any third party of any right to use, exploit or practice any Business Intellectual Property;
(vii)    any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to Indebtedness for borrowed money (including capitalized leases), or any guarantee of third party obligations, or any lien securing such Indebtedness or obligations, or any letters of credit, performance bonds or other credit support for the Business;
(viii)    any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority binding upon the Business or any Purchased Company or pursuant to which the Business or any Purchased Company will be required after the date of this Agreement to pay consideration in excess of $250,000;

(ix)    any Contract that requires any party to provide goods or services (or to act in any manner) on an exclusive basis or containing “most favored nation” provisions; or
(x)    any Contract or Lease involving commitments by the Business or any Purchased Company to make capital expenditures or the acquisition or construction of fixed assets in excess of $250,000.
(b)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, (i) each Contract and Lease set forth, or required to be set forth, in Schedule 3.09 (each, a “Material Contract”) is a valid and binding agreement of Seller and/or one of its Subsidiaries party thereto, as applicable and, to the knowledge of Seller, each other party thereto, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, (ii) to the knowledge of Seller, neither Seller nor any of its Subsidiaries is in material breach or material default, or has received any written notice of any material breach, material default or event that, with or without notice or lapse of time, or both, would constitute a material breach or material default by Seller or any of its Subsidiaries under any Material Contract which has not been cured, and (iii) to the knowledge of Seller, no other party to a Material Contract is in breach of or default under such Material Contract. Seller has made available to Buyer true, correct and complete copies of all Material Contracts (or reasonably detailed summaries of the material terms thereof) as in effect on the date of this Agreement.
(c)    To the knowledge of Seller, neither Seller nor any of its Subsidiaries is in material breach or material default, or has received any written notice of any material breach, material default or event that, with or without notice or lapse of time, or both, would constitute a material breach or material default by Seller or any of its Subsidiaries under any Material Shared Contract which has not been cured.
Section 3.10.     Litigation. Except for Excluded Liabilities, matters related to Taxes, matters related to past violations of health, safety and similar administrative matters which have been resolved and except with respect to matters set forth in Schedule 3.10, there are no Actions against or, to the knowledge of Seller, threatened in writing against, the Business, or pertaining to the Purchased Assets or the Purchased Subsidiary Companies that would reasonably be expected to result in any Liability to Buyer, its Subsidiaries (including, following the Closing, the Purchased Subsidiary Companies) or the Business in an amount in excess of $500,000 individually or $2,000,000 in the aggregate, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.
Section 3.11.     Compliance with Laws. Except with respect to matters set forth in Schedule 3.11, neither Seller nor any of its Subsidiaries is in, or at any time in the past two (2) years has been in, violation of, and, to the knowledge of Seller, is not under investigation with respect to and has not been threatened in writing to be charged with or given written notice of any conflict with or default or violation of, any Law relating to the conduct of the Business, or pertaining to the Purchased Assets or Purchased Subsidiary Companies (including the International Emergency

Economic Powers Act, as amended, the Trading With the Enemy Act, as amended, the sanctions regulations and Executive Orders of the President administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and applicable customs, export, import, economic sanction, anti-corruption, anti-money laundering and anti-boycott Laws), except for violations that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business and for past violations of health, safety and similar administrative codes that have been resolved prior to the date hereof. Seller and its Subsidiaries have at all times used monies collected from any franchisees for marketing and other collective franchisee funds solely to pay for costs and expenses (direct or indirect) related to the promotion of the franchise system of the Business and in compliance in all material respects with each agreement governing such franchises and applicable Law. None of Seller or any Purchased Company, and to, the knowledge of Seller, no Person acting at the direction of any of them, has, in connection with the Business, (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person (including any customer or supplier), (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, or paid any improper payment under applicable domestic or transnational anti-bribery, anti-money laundering, or anti-corruption laws in any applicable jurisdiction, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, the Canadian Corruption of Foreign Public Officials Act, or the U.K. Bribery Act, or otherwise violated any such Law.  The internal accounting controls of Seller and its Subsidiaries are adequate to detect any of the foregoing.
Section 3.12.     Real Property.
(a)    Except as set forth in Schedule 3.12(a), the Business Real Property constitutes all the real property owned or leased by Seller or any of its Subsidiaries that is used or held for use primarily in the conduct of the Business as currently conducted.
(b)    Seller or the applicable Subsidiary of Seller has good title to or, in the case of the Leased Real Property, valid leasehold interests in, all of its respective material Owned Real Property and its respective material Leased Real Property (in each case other than those assets and interests disposed of since the date hereof in the ordinary course of business consistent with past practice), free and clear of any Liens other than Permitted Liens. Seller and its Subsidiaries are not a party to any Contract (including without limitation any Contract to purchase or lease any real property or interest therein), which as of the date hereof or as of the Closing Date is intended to be used in the operation of, the Business. Other than the rights of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any interest therein.
(c)    Seller has made available to Buyer a true and correct copy of the Lease for each Leased Real Property. To the knowledge of Seller, (i) each such Lease (together with any amendment thereto) is valid and in full force and effect, is unmodified and represents the entire agreement between Seller or the applicable Subsidiary of Seller and the applicable lessor, (ii) neither Seller or the applicable Subsidiary of Seller nor any other party to such Lease is in default of its obligations under any such Leases, except for such defaults as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (iii) Seller’s or the applicable Seller Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to Seller’s knowledge without independent inquiry there are no disputes with respect to such Lease, except for such disturbances or disputes that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (iv) the other party to such Lease is not an affiliate of, Seller or any of its Subsidiaries, and (v) Seller or the applicable Subsidiary of Seller has not collaterally assigned or granted any other security interest in such Lease or any interest therein other than such collateral assignments or security interests that constitute Permitted Liens and will be removed or terminated prior to the Closing Date.
(d)    Except as set forth in Schedule 3.12(d), Seller has not leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any portion of the Business Real Property and, except for Permitted Liens, no Person other than Seller or its Subsidiaries (including the Purchased Subsidiary Companies) has the right to use the Business Real Property and there are no shared facilities or services at the Business Real Property which are used in connection with any Retained Business.
(e)    Except as set forth in Schedule 3.12(e), to the knowledge of Seller, there are no pending or threatened, in writing, condemnation proceedings with respect to any of the Business Real Property that would materially affect the use, operation and/or maintenance thereof as the same are now being used, operated and/or maintained.
(f)    Seller or the applicable Subsidiary of Seller has good and marketable title to the Owned Ground Lease Improvements, free and clear of any Liens, except Permitted Liens, and other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Ground Lease Improvements or any interest therein.
(g)    Except as set forth in Schedule 3.12(g), the Business Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the Business.
Section 3.13.     Intellectual Property.
(a)    Schedule 3.13(a)(i) contains a list of all Business Intellectual Property that consists of patents and patent applications, registered trademarks and service marks and applications for registration thereof, registered copyrights and applications for registration thereof and domain names, in each case, that are owned by Seller or any of its Subsidiaries. Except as disclosed in Schedule 3.13(a)(ii), with respect to each item of Business Intellectual Property required to be listed on Schedule 3.13(a)(i), no Action is pending or, to the knowledge of Seller, is threatened that challenges the validity, enforceability, registration, ownership or use of such item. All such Business Intellectual Property is subsisting and has not been abandoned and, to the knowledge of Seller, with respect to registered or patented items, is valid and enforceable. Except as disclosed on Schedule 2.03(v), the Business Intellectual Property does not include any proprietary Software. The Business Intellectual Property consisting of proprietary Software will be licensed pursuant to the Software License Agreement.

(b)    Except as disclosed on Schedule 3.13(b), the Business Intellectual Property and the Intellectual Property Rights to be licensed to Buyer under the Intellectual Property License Agreement and the Software License Agreement constitute all Intellectual Property Rights owned by Seller and its Subsidiaries that are used in the operation of the Business. Seller and its Subsidiaries are the sole and exclusive owners of the Business Intellectual Property required to be listed on Schedule 3.13(a)(i), free and clear of Liens (other than Permitted Liens).
(a)    Except as disclosed in Schedule 3.13(c), no Action is pending or, to the knowledge of Seller, threatened alleging that Seller or one of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any other Person in the conduct of the Business, and, to the knowledge of Seller, the conduct of the Business does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights of any other Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Business or otherwise materially interfere with the conduct of the Business as currently conducted. Except as disclosed in Schedule 3.13(c), to the knowledge of Seller, no Person is infringing, misappropriating or diluting any rights of Seller or any of its Subsidiaries in any Business Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Business or otherwise materially interfere with the conduct of the Business as currently conducted.
(b)    Seller and its Subsidiaries have taken commercially reasonable actions consistent with industry practices to maintain and protect all of the Business Intellectual Property, including the secrecy, confidentiality and value of trade secrets and other confidential information.
(c)    The information technology systems used to conduct the Business, in conjunction with the Software to be licensed to Buyer under the Software License Agreement, function as required by Seller and its Subsidiaries (including the Purchased Subsidiary Companies) to operate the Business. Seller and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities. In the last twelve (12) months, there have been no material outages, failures, interruptions or other adverse events (including any unauthorized intrusions or other data security breaches) affecting the Business in any material respect.
(d)    Seller and its Subsidiaries are, and for the last two (2) years have been, in compliance in all material respects with any privacy policies or related policies, programs or other notices of Seller and its Subsidiaries that concern Seller’s collection or use of personal information relating to the Business.
Section 3.14.     Title to and Sufficiency of Purchased Assets.
(a)    Seller and its Subsidiaries, in the aggregate, have good title to, or valid leasehold or license interests in, all Purchased Assets used or held for use in the operation of the Business as currently conducted, free and clear of all Liens except for Permitted Liens. Each Purchased Company has good title to, or valid leasehold or license interests in, all assets and properties of such Purchased Company used or held for use in the operation of the Business as currently conducted, in each case free and clear of all Liens except for Permitted Liens.

(b)    Other than as set forth in Schedule 3.14(b), the Purchased Assets and the assets and properties of the Purchased Subsidiary Companies, together with all other property and assets the benefit of which is to be provided to Buyer or the Purchased Subsidiary Companies pursuant to this Agreement and the other Transaction Documents (including the Transition Services Agreement), immediately after the Closing, will constitute all of the assets, rights, interests and properties, both tangible and intangible, required to operate the Business in substantially the manner conducted on the date hereof by Seller and its Subsidiaries (including the Purchased Subsidiary Companies); provided that the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, replacements, leases and subleases, as the case may be, of Purchased Assets, Contracts, Shared Contracts, Liquor Licenses and Permits referred to in Sections 5.04, 5.05, 5.06 and 5.07, and any claim or right or benefit arising thereunder or resulting therefrom, may require consent of a Person or Governmental Authority, which has not been obtained (and the absence of such consent and the consequence thereof shall not, in and of itself, be deemed a breach of this Section 3.14(b) to the extent the existence of the item requiring consent has been disclosed on the Disclosure Schedule (or would not be required to be so disclosed)).
(c)    The tangible assets included in the Purchased Assets, taken as a whole, are in good condition and working order, ordinary wear and tear excepted, and usable in the operation of the Business as currently conducted.
Section 3.15.     Permits. Except as set forth in Schedule 3.15(i), (a) Seller and its Subsidiaries possess all governmental permits, franchises, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority, a true, correct and complete list of which that are material to the Business is set forth on Schedule 3.15(ii) (other than Liquor Licenses, the “Permits”) and the Liquor Licenses, necessary for the ownership, lease and use of the Purchased Assets and the operation of the Business as currently conducted or ownership of the Purchased Assets, except when the failure to possess such Permit or Liquor License would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Business or otherwise interfere in any material respect with the conduct of the Business as currently conducted; (b) all such Permits and Liquor Licenses are in full force and effect, and there are no lawsuits or other proceedings pending or, to the knowledge of Seller, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except as would not, and would not reasonably be expected to, individually or in the aggregate, result in material Liability to the Business or otherwise interfere in any material respect with the conduct of the Business as currently conducted; (c) neither Seller nor any of its Subsidiaries is in breach or default, and, to the knowledge of Seller, no condition exists that with or without notice or lapse of time or both would constitute a breach or default, under the Permits and the Liquor Licenses, except for defaults that would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Business and (d) none of such Permits or Liquor Licenses held by Seller and its Subsidiaries for the Business are shared with, used by or held for any of the Retained Businesses.
Section 3.16.     Finders’ Fees. Except for Goldman Sachs & Co., whose fees shall be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 3.17.     Employee Benefit Plans.
(a)    Schedule 3.17(a) lists each material Employee Plan as of the date of this Agreement. Seller has made available to Buyer true and complete copies of each Employee Plan listed on Schedule 3.17 (or, if not written, a written summary of its terms), together with any summary plan descriptions with respect thereto, as applicable.
(b)    Except as set forth in Schedule 3.17(b), each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or a prototype opinion letter upon which the Seller may rely and no events have occurred that would reasonably be expected to adversely affect such qualification. The Employee Plans have been maintained, in form and operation, in all material respects with their terms and applicable Law.
(c)    None of the Purchased Subsidiary Companies, either directly or indirectly by reason of their being an ERISA Affiliate of the Seller prior to the Closing Date, has incurred or would reasonably be expected to incur any material Liability under or arising out of Section 302 or Title IV of ERISA or Section 412 of the Code that has not been satisfied in full (other than any Liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course of business all of which have been timely paid), and no fact or event exists that would reasonably be expected to result in such a Liability. None of the Employee Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a single employer plan (within the meaning of Section 4001(a)(15) of ERISA) for which any of the Purchased Subsidiary Companies would reasonably be expected to incur Liability under Section 4063 or 4064 of ERISA.
(d)    No Employee Plan includes any obligation to provide retiree health or life insurance coverage to any Business Employee, other than (A) for health continuation coverage required by Section 4980B of the Code or other applicable Law or (B) pursuant to an Employee Plan with respect to which no obligation or Liability will transfer to or be assumed by the Buyer or its Affiliates (including the Purchased Subsidiary Companies) in connection with the transactions contemplated by this Agreement. No material pending or threatened Action exists with respect to any Employee Plan and no pending or, to the knowledge of Seller, threatened Action exists with respect to the Darden Savings Plan. All material contributions, premiums or payments required to be made with respect to any Employee Plan have been made on or before their due dates. Each of the Seller and its Subsidiaries has performed in all material respects all obligations required to be performed by it under, is not in any material respect in default under or in violation of, and, to the knowledge of the Seller, there is not in any material respect any default or violation by any other party to, any Employee Plan.
(e)    Except as set forth in Schedule 3.15(e), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event (where such other event, alone, would not have such result) will (i) limit or restrict the ability to merge, amend, or terminate any Employee Plan with respect to which the Buyer could have any liability or obligation, (ii) give rise to any payment or compensation to any current or former employee or other individual service provider with respect to any Employee Plan or with respect to which Buyer could have any liability, (iii) accelerate the time of payment, funding, or vesting or increase the amount of compensation or benefits due to any current or former employee or other individual service provider with respect to any Employee Plan or with respect to which Buyer could have any liability, or (iv) otherwise result in the forfeiture of compensation or benefits for any Business Employee under any Employee Plan.
Section 3.18.     Environmental Compliance. Other than as set forth in Schedule 3.18, and except for matters that are not, and would not reasonably be expected to be, individually or in the aggregate material to the Business (as currently conducted), the Purchased Assets or any Purchased Company:
(a)    the Business, the Purchased Assets, the Purchased Subsidiary Companies and the Business Real Property are and for the past two (2) years have been in compliance with all applicable Environmental Laws, including but not limited to obtaining, maintaining and complying with any Permits required by applicable Environmental Laws;
(b)    (i) no written notice, claim, inquiry, order, request for information, complaint, penalty or communication has been made, and (ii) there is no Action pending or, to the knowledge of Seller, threatened in writing, which (A) alleges the actual or potential violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law, alleges any potential Liability, obligation, costs or Damages arising under or relating to any Environmental Law including any investigatory, remedial, natural resource, response, removal or corrective obligations, or seeks to revoke, amend, modify or terminate any Permit required by any applicable Environmental Law, (B) relates to the Business, the Purchased Assets, the Purchased Subsidiary Companies or the Business Real Property, and (C) has not been settled, dismissed, paid or otherwise resolved without ongoing obligations or costs prior to the date hereof;
(c)    the Business, the Purchased Assets, the Purchased Subsidiary Companies and the Business Real Property have not caused or been subject to any past or present contamination, release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, transporting, exposure of any Person to, or disposing or arranging for the disposal of, any Hazardous Substances at, on, under or from any currently or formerly owned or leased property or facility relating to the Business, the Purchased Assets, the Purchased Subsidiary Companies or the Business Real Property that would give rise to a material Liability under any Environmental Law;
(d)    neither this Agreement, any Transaction Document nor any of the transactions contemplated hereby or thereby will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any Environmental Laws, including the New Jersey Industrial Site Recovery Act or the Connecticut Transfer Act;
(e)    other than pursuant to a Lease or a Material Contract, the Business, the Purchased Assets, the Purchased Companies and the Business Real Property have not assumed,

undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Environmental Liability of any other Person; and
(f)    to the knowledge of Seller, copies of all environmental Phase I reports prepared by or on behalf of the Seller within the past six (6) months, or any other material environmental documents reasonably sufficient to describe any material Environmental Liabilities to the extent not otherwise described in such Phase I reports that are in the possession of Seller, in relation to the Business Real Property, the Business or the Purchased Companies, have been made available to Buyer.
Section 3.19.     Employees. Except as set forth in Schedule 3.19, there are no labor unions or similar organizations presently representing or, to the knowledge of Seller, engaged in any organizing activity with respect to any Business Employee and no such organizing activities have occurred within the past three (3) years. There is not presently pending or existing, and, to the knowledge of Seller, there is not threatened, any (i) material strike, or work stoppage, walkout, or other material labor dispute by or with Business Employees (and no such disputes have occurred within the past three (3) years), (ii) material charge or complaint filed by an employee or a labor union with any labor relations board or tribunal, or (iii) application for certification of a collective bargaining agent for one or more groups of Business Employees. Within the past three (3) years, with respect to the Business, neither Seller nor any of its Subsidiaries has committed an unfair labor practice. With respect to the Business, within the past three (3) years, there have been no employee layoffs or location closures that gave rise to notice or other obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law (collectively, the “WARN Act”), in each case with respect to which the Buyer could have any liability, and no such events are currently anticipated or planned. Except with respect to matters set forth in Schedule 3.19, with respect to the Business, neither Seller nor any of its Subsidiaries is in, or at any time in the past two (2) years has been in, violation of, and, to the knowledge of Seller, is not under investigation with respect to and has not been threatened to be charged with or given written notice of any conflict with or default or violation of, any Law relating to the employment of labor, except for violations that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business. To the knowledge of Seller, no officer, executive or other key employee of the Business has any present intention to terminate his or her employment with the Business following the Closing Date.
Section 3.20.     Taxes. Except as set forth in Schedule 3.20:
(a)    (i) Seller and any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) and each Purchased Company has timely filed with the appropriate Taxing Authority all material Tax Returns required to be filed through the date hereof, or requests for extensions of time to file such Tax Returns have been timely filed, granted and have not expired, (ii) all such Tax Returns are accurate and complete in all material respects, and (iii) all material Taxes payable by the Seller and each Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) and each Purchased Company (whether or not shown as due and payable on such Tax Returns) have been paid.
(b)    No deficiencies for material Taxes of Seller or any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) or any Purchased Company have been claimed, proposed or assessed in writing by any Taxing Authority which deficiency remains outstanding.
(c)    There are no material pending Actions by or before a Taxing Authority relating to the Business, Taxes on the Purchased Assets or of any of the Purchased Companies and no written notice of any Action by a Taxing Authority relating to the Business, Taxes on the Purchased Assets or of any of the Purchased Companies has been received by Seller, any Retained Subsidiary or any Purchased Company.
(d)    No extension of the statute of limitations is in effect on the assessment of any material Taxes of (i) Seller or any applicable Retained Subsidiary related to the Business, the Purchased Assets or the assets of any Purchased that is a disregarded entity for federal Income Tax purposes, or (ii) any of the Purchased Companies.
(e)    There are no material Liens for Taxes upon the Purchased Assets or on any of the assets of the Purchased Companies other than Permitted Liens.
(f)    Seller and any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) and each of the Purchased Companies has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person.
(g)    Subject to exceptions as would not be material, no written claim has ever been received by Seller, any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) or any Purchased Company by any Taxing Authority in a jurisdiction where such Purchased Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(h)    None of the Seller, any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) or Purchased Companies is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, or Tax allocation agreement or similar arrangement, other than any such agreement or arrangement entered into in the ordinary course of business consistent with past practice and the principal subject of which is not Taxes or liability for Taxes.

(i)    None of the Purchased Company (i) has ever been a member of an affiliated group filing a consolidated federal Income Tax Return (other than the group of which they are currently members and the common parent of which is Seller) or (ii) has any liability for the Taxes of any Person (other than the Purchased Companies) under Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, Lease or otherwise.
(j)    None of the Assumed Liabilities consists of, and none of the Purchased Companies is a party to, any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or non-U.S. Law) as a result of the application of Code Section 280G to the consummation of the transactions contemplated by this Agreement. No amount or benefit that could be, or has been, received by any “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.
(k)    None of the Seller, any applicable Retained Subsidiary (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) or Purchased Companies is or has been a party to any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b)(1).
(l)    Each of Red Lobster Hospitality LLC, Red Lobster Restaurants LLC and Red Lobster Management LLC has been since the date of its formation, and will be through the Closing Date, treated as a disregarded entity for all U.S. federal Income Tax purposes (each such Purchased Subsidiary Company, a “Disregarded Subsidiary Company”). Schedule 3.20(l) lists out the tax classification for each Purchased Subsidiary Company for U.S. federal Income Tax purposes and any election made with respect to such Purchased Subsidiary Company pursuant to Treasury Regulation Section 301.7701-3.
(m)    Each contract, arrangement, or plan of the Seller, applicable Retained Subsidiaries (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) and the Purchased Companies that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder in all material respects. None of the Seller, the applicable Retained Subsidiaries (in each case, to the extent related to the Business or the Purchased Assets or the assets of any Purchased Company that is a disregarded entity for federal Income Tax purposes) or the Purchased Companies has any gross-up or indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.
(n)    None of the Purchased Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. Law); (iii) deferred intercompany gain or any excess loss account described in Treasury Regulation under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. Law); (iv) installment sale made prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) election under Code Section 108(i) (or any corresponding or similar provision of state, local or non-U.S. Law); or (vii) use of an improper method of accounting for a taxable period on or prior to the Closing Date.
(o)    The method of allocating income, deductions, expenses and receipts among the Purchased Companies (or among the offices or permanent establishments of a single Purchased Company, if required by applicable Law) complies with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any corresponding provisions of state, local or non-U.S. Tax Law) and any other applicable Laws on transfer pricing, and all arrangements between the Purchased Companies comply with all requirements (including documentary, retention and filing requirements) of any such Laws.
(p)    None of the Purchased Companies has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation.
(q)    Darden International Asia Sdn Bhd does not hold any “United States real property interests” within the meaning of Code Section 897(c).
Section 3.21.     Insurance. Schedule 3.21 contains an accurate and complete description of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by Seller, to the extent applicable to the Business, and true, correct and complete copies (or summaries of the material terms) of such policies have been made available to Buyer. Except as would not reasonably be expected to be material to the Business, all policies listed on Schedule 3.21 (i) are valid, outstanding and enforceable policies and there is no existing default by Seller or its Subsidiaries with respect to such policies, and (ii) will not terminate, or lapse by reason of the transactions contemplated by this Agreement. To Seller’s knowledge, as of the date hereof, Seller has not received (i) any notice of cancellation or termination of any such policies (other than in connection with ordinary renewals) or refusal of coverage thereunder, (ii) any notice that any issuer of such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.
Section 3.22.     Intercompany Arrangements. Other than any (i) arrangements, understandings or Contracts to provide the services that are to be provided on an interim basis in accordance with the Transition Services Agreement, and (ii) all arrangements, understandings and Contracts contemplated hereby, Schedule 3.22 lists (a) all arrangements, understandings and Contracts or Leases between or among any Purchased Company, on the one hand, and (x) Seller or any Retained Subsidiary or (y) any executive officer or director of Seller or any Retained Subsidiary (other than any Employee Plan), on the other hand, and (b) any other Contract or Lease included in the Purchased Assets with respect to which Seller or a Retained Subsidiary or any executive officer or director of Seller or any Retained Subsidiary is the counterpart.
Section 3.23.     Significant Suppliers. Schedule 3.23 lists the ten (10) largest suppliers (by dollar-value of total purchases) of the Business for the twelve (12)-month period ended November 24, 2013 (the “Material Suppliers”). Neither Seller nor any of its Subsidiaries has received written notice that any Material Supplier has terminated or intends to terminate its business relationship with, or materially decrease the amount of business it does with, Seller and its Subsidiaries with respect to the Business.
Section 3.24.
EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, AND BUYER SHALL NOT BE ENTITLED TO RELY ON, ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER OR ANY OF ITS AFFILIATES). SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF THE BUSINESS, THE SHARES, THE PURCHASED COMPANIES OR THE PURCHASED ASSETS.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that:
Section 4.01.     Corporate Existence and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware, and has the requisite corporate or equivalent organizational power and authority to own or lease its assets and to conduct its business in all material respects as it is now being conducted. Buyer is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.
Section 4.02.     Corporate Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby are within the limited liability company powers of Buyer and have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. Each other Transaction Document to which Buyer is a party shall be duly and validly executed by Buyer at or prior to the Closing and, upon such execution and delivery by Buyer and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity.
Section 4.03.     Governmental Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no material action by or in respect of, or material filing with, any Governmental Authority, other than compliance with any applicable requirements of the HSR Act and other Competition Laws.
Section 4.04.     Noncontravention. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and shall not (i) violate the Organizational Documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Law, (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer (except, in the case of clauses (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by the Transaction Documents).
Section 4.05.     Financing. Buyer has delivered to Seller a true and complete copy of the executed Debt Commitment Letter and Equity Commitment Letter, attached hereto as Exhibits A and B, respectively (including, in each case, the exhibits and annexes thereto). Neither of the Commitment Letters has been amended or modified in any manner prior to the date of this Agreement. Neither Buyer nor any of its Affiliates has entered into any agreement, side letter or other arrangement (other than customary engagement letters and fee letters that Buyer has delivered to Seller prior to the date hereof (with only fee amounts and the “market flex” provisions relating to the pricing and other economic terms of the Debt Financing redacted) relating to the Financing of the Purchase Price or the Sale Leaseback Financing, other than as set forth in the Commitment Letters or the Sale Leaseback Agreement. The aggregate proceeds of the Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), when funded, together with the proceeds from the Sale Leaseback Financing, will be sufficient to consummate the transactions contemplated hereby, including the payment of the Purchase Price on the Closing Date. The respective commitments contained in the Equity Commitment Letter and, as of the date hereof, the Debt Commitment Letter, have not been withdrawn or rescinded in any respect. Each of the Equity Commitment Letter and, as of the date hereof, the Debt Commitment Letter are in full force and effect and represent a valid, binding and enforceable obligation of Buyer and, to the Buyer’s knowledge, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions and except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights and remedies generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity). Assuming the accuracy of the representations and warranties of Seller contained in Article III and the representations and warranties set forth on Schedule 3.24, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer or, to Buyer’s knowledge, any other party thereto under any of the Commitment Letters, other than any such default or breach that has been irrevocably waived by the relevant Financing Sources or the applicable Equity Investor, as the case may be, or otherwise cured. Buyer has fully paid (or caused to be paid) any and all commitment fees and other amounts that are required to be paid on or prior to the date of this Agreement in connection with the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than the Financing Conditions. The only conditions precedent or other contingencies related to the funding of the Debt Financing on the Closing Date that will be included in the Debt Financing Documents shall be the Financing Conditions contained in the Debt Commitment Letter. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the acquisition is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.
Section 4.06.     Sale Leaseback Financing. Buyer has delivered to Seller a true, correct and complete copy of the executed Sale Leaseback Agreement attached hereto as Exhibit F. The Sale Leaseback Agreement has not been amended or modified in any manner prior to the date of this Agreement. As of the date hereof, the Sale Leaseback Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Buyer and, to the Buyer’s knowledge, the Sale Leaseback Purchaser, to provide the Sale Leaseback Financing contemplated thereby, subject only to the satisfaction or waiver of the conditions precedent contained therein and except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity. Assuming the accuracy of the representations and warranties of Seller contained in Article III and the representations and warranties set forth on Schedule 3.24, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer or, to Buyer’s knowledge, the Sale Leaseback Purchaser under the Sale Leaseback Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Sale Leaseback Financing, other than as set forth in the Sale Leaseback Agreement.
Section 4.07.     Litigation. As of the date hereof, there are no Actions pending against or, to the knowledge of Buyer, threatened in writing against, Buyer, except for such Actions as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by the Transaction Documents.

Section 4.08.     Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Affiliates. Assuming that the representations and warranties of Seller contained in this Agreement are true and correct in all material respects, and after giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer and each of its Affiliates (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.
Section 4.09.     Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 4.10.     Inspections; No Other Representations; Non-Reliance. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets and the Shares as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer access to the key employees, documents and facilities of the Business. Buyer acknowledges and agrees that the Purchased Assets and the Shares are sold “as is”, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents. Buyer agrees to accept the Purchased Assets, the Shares, the Purchased Companies and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and Buyer expressly acknowledges and agrees that it is not relying on any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents, Buyer acknowledges that Seller makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Buyer or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business.
Section 4.11.     Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the

Shares and is capable of bearing the economic risks of such investment. Buyer has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing Date will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or otherwise in connection with the transactions contemplated hereby or in the other Transaction Documents.
Section 4.12.     Limited Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to Seller the Limited Guaranty dated as of the date hereof. The Limited Guaranty is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity). No event has occurred on or prior to the date hereof which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Limited Guaranty.
ARTICLE V
COVENANTS
Section 5.01.     Conduct of the Business. From the date hereof until the Closing Date, except (i) as expressly contemplated by applicable Law, (ii) as otherwise expressly provided by the Transaction Documents, or (iii) with Buyer’s prior written consent, Seller shall, and shall cause its Subsidiaries to, conduct the Business in the ordinary course consistent with past practice and shall use its commercially reasonable efforts to: (x) preserve intact the present business organizations and goodwill of the Business, (y) preserve the present relationships of the Business with suppliers and keep available the services of its present officers and key employees, and (z) maintain the properties and Equipment related to the Business in good repair and operation condition (subject to normal wear). Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (i) as expressly contemplated by applicable Law, (ii) as otherwise expressly provided by the Transaction Documents, (iii) as set forth on Schedule 5.01, or (iv) with Buyer’s prior written consent, with respect to the Business, Seller shall not and shall cause its Subsidiaries not to:
(g)    sell, lease, license, transfer, abandon, fail to renew or otherwise dispose of any Purchased Assets or assets, rights or properties of the Purchased Companies, or in either case, any interests therein, except (i) pursuant to existing Material Contracts, (ii) sales of inventory or sales, transfers or other dispositions of other immaterial assets, (iii) non-exclusive licensing of Business Intellectual Property in the ordinary course of business consistent with past practice, or (iv) abandonment of or failure to renew Business Intellectual Property of de minimis value, in each case, in the ordinary course of business consistent with past practice;
(h)    create, incur permit, allow or take any action to create any Lien on any Business Real Property or any other Purchased Asset or any asset of any Purchased Company, other than Permitted Liens;

(i)    (i) permit, authorize or incur any capital expenditures with respect to the Business, except: (A) pursuant to existing Material Contracts or (B) in accordance with the capital expenditures budget for the Business previously provided to Buyer, or (ii) fail to make such capital expenditures in the ordinary course of business consistent with past practice;
(j)    implement any new, or modify any existing, coupon or promotional offer program in a manner which is inconsistent with such programs offered by the Business prior to the date hereof in the ordinary course consistent with past practice;
(k)    fail to maintain levels of Inventory in the ordinary course of business consistent with past practice;
(l)    other than in connection with actions permitted by Section 5.01(c) or as otherwise contemplated by this Agreement, make any loans, advances or capital contributions to, or investments in, any other Person or make, issue, assume or guarantee any Indebtedness, in each case, with respect to the Business and that would be an Assumed Liability, other than advances to employees in the ordinary course of business consistent with past practice;
(m)    enter into any Lease or enter into any Red Lobster Contract that would be required to be disclosed in Schedule 3.09 if such Red Lobster Contract were in place as of the date of this Agreement, other than any such Red Lobster Contract entered into in the ordinary course of business consistent with past practice and other than any Replacement Contract that is “substantially similar” (as defined in Section 5.05) to the applicable Designated Shared Contract;
(n)    except as required by Law, amend or otherwise modify, terminate, cancel, extend or waive any benefits under any Material Contract (other than purchase orders in the ordinary course of business consistent with past practice) or Lease, other than any renewal entered into in the ordinary course of business consistent with past practice upon the expiration of such Material Contract or such Lease, in each case on terms no less favorable to the Business than in effect prior to such renewal or termination in the ordinary course of business consistent with past practice upon the expiration of such Material Contract or such Lease in accordance with its terms;
(o)    enter into any Replacement Contract, other than any Replacement Contract that is “substantially similar” (as defined in Section 5.05) to the applicable Designated Shared Contract;
(p)    purchase or sell any real property (including, without limitation, any land or material improvement thereon) or any interest therein;
(q)    cancel or forfeit any Liquor License or other Permit or take any action or fail to take any action with the purpose or having the effect of causing any Liquor License or other Permit not to be in full force and effect;
(r)    enter into any Contract or Lease that limits or otherwise restricts the Business or any of the Purchased Companies after the Closing Date from engaging or competing in any line of business, in any location or with any Person;

(s)    waive, release, assign, cancel compromise, settle, or offer or propose to settle, any Action involving the Business or relating to the transactions contemplated by this Agreement, other than any Excluded Liability and other than any workers’ compensation or public liability claims, unless (1) the amount involved in such waiver, release, assignment, compromise, settlement or offer to settle does not exceed $100,000 individually or $2,000,000 in the aggregate and (2) such waiver, release, assignment, compromise, settlement or offer to settle does not impose any injunctive or other non-monetary relief or criminal fines relating to the Business, does not provide for any admission of liability by any Purchased Company, does not impose any sanction or restriction upon the conduct or operation of the Business or any Purchased Company, and the Purchased Companies are fully and completely released;
(t)    with respect to any Purchased Company, make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Income Tax or other material Tax Return, enter into any closing agreement, settle any material Tax claim, audit or assessment, or take any affirmative action to surrender any right to claim a material Tax refund, in each case except if such action will have no material effect on the Tax Liability of the Buyer or any of its Affiliates, or the Purchased Companies or any of their Affiliates in a Post-Closing Tax Period;
(u)    make any change in any method of accounting or accounting practice of Seller or any of its Subsidiaries with respect to the Business (including the Purchased Companies), except for any such change required by reason of a change in GAAP or applicable Law;
(v)    (i) enter into any collective bargaining agreement or any employment, deferred compensation, severance, retirement or other similar agreement with or relating to any Business Employee for which the Buyer or its Affiliates could have any Liability (or any amendment to any such existing agreement), (ii) other than as provided under any severance plan, policy or agreement in effect on the date of this Agreement and disclosed in the Disclosure Schedule, grant any new severance or termination pay to any Business Employee, (iii) increase the compensation payable, or grant any equity-based award, or grant or pay any fringe benefit or any bonus, severance, retention or termination amount, to any Business Employee other than as required by Law or the terms of any Employee Plan or other Contract in effect on the date of this Agreement (it being understood that the payment in the ordinary course of business consistent with past practice prior to the Closing Date of any bonus, fringe benefit, severance or termination amount pursuant to the terms of an Employee Plan in effect on the date of this Agreement shall not be prohibited by this subclause (iii) even though Seller may not be legally obligated to make such payment), (iv) implement any employee layoffs that would require the Seller to provide any notification to any Business Employee under the WARN Act if the Buyer could have any liability in connection therewith, or (v) hire or terminate any officer of the Business other than a termination for cause and a replacement therefor;
(w)    except to the extent required under the terms of any Employee Plan or as required by Law, (i) adopt, amend or terminate any Employee Plan, except (A) as may be implemented with respect to Seller’s employees generally, provided that any such adoptions, amendments or termination of Employee Plans need not be considered by Buyer in fulfilling its obligations under Sections 7.01 and 7.02 of this Agreement and (B) for immaterial amendments to Employee Plans that would not result in liability to the Buyer, or (ii) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Employee Plan;
(x)    transfer the employment of any Business Employee to a Purchased Company;
(y)    amend, modify, adopt, approve, consent to or propose any change in the respective Organizational Documents of any of the Purchased Companies;
(z)    issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of capital stock of any class or any debt or equity securities which are convertible into or exchangeable for such capital stock of the Purchased Companies;
(aa)    make any material acquisition of any business that would constitute Purchased Assets;
(bb)    close or shutdown any Restaurant or permit any Restaurant to be closed or shutdown other than in the ordinary course of business consistent with past practice or for repairs or remodels as set forth on Schedule 5.01(t);
(cc)    adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization of the Purchased Companies;
(dd)    take or consent to any action before any Governmental Authority, the intent or effect of which would be to change the present zoning of or other land use limitations, upon any of the Business Real Property, or its potential use;
(ee)    disclose or agree to disclose to any Person, other than Representatives of Seller, any trade secret material to the Business, except in the ordinary course of business consistent with past practice; or
(ff)    agree or commit to do any of the foregoing.
For the avoidance of doubt, Seller shall be permitted to (i) collect all cash from the Restaurants prior to the Closing Date, (ii) receive and retain all payments related to the Business prior to the Closing Date, and (iii) collect on the Closing Date all cash on hand at the Restaurants in excess of $900,000 in the aggregate and the aggregate amount of cash held for purposes of procuring alcoholic beverages through “liquor clubs” in various jurisdictions in excess of $800,000, in each case, as of the close of business on the day immediately preceding the Closing Date. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties agree that prior to Closing nothing contained in this Agreement shall give Buyer the right to control the operation of the Business. The Purchased Companies shall not incur any Indebtedness after the close of business on the day immediately preceding the Closing Date.

Section 5.02.     Pre-Closing Access. Subject to confidentiality obligations and similar restrictions that may be applicable to permitting access to or to information furnished to Seller or any of its Subsidiaries by third parties that may be in Seller’s or any of its Subsidiaries’ possession from time to time, from the date hereof until the Closing Date, Seller shall, and shall cause its Subsidiaries to, (a) give the Sale Leaseback Provider and their respective Representatives reasonable access to the offices, properties, books and records of Seller and its Subsidiaries relating to the Business, (b) furnish to Buyer, the Sale Leaseback Purchaser and their respective Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (c) cause the employees, counsel and financial advisors of Seller and its Subsidiaries to cooperate with Buyer and the Sale Leaseback Purchaser in its investigation of the Business. Any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or its Subsidiaries, including, in the case of any such investigation of Buyer and its Representatives visiting any Restaurant, at least a twenty-four (24) hour prior notice to Seller and limiting such visits, at Seller’s reasonable discretion, to non-peak business hours at any such location. Notwithstanding the foregoing, (i) Buyer (and the Sale Leaseback Purchaser) shall not have access to (A) personnel records of the Business Employees relating to individual performance or evaluation records, medical histories or other information which would violate applicable Law or which would reasonably be expected to subject Seller or any of its Subsidiaries to risk of material Liability, (B) any properties of Seller or its Subsidiaries (whether owned or leased) for purposes of conducting any environmental sampling or testing or any other invasive sampling or testing, (C) any information to the extent relating to any Excluded Asset or Excluded Liability or (D) information relating to the sale process or any alternative transaction with respect to all or portion of the Business, bids received from others in connection with such sale process or alternative transactions and information and analysis (including financial analysis) relating to such bids or alternative transactions, and (ii) as and to the extent necessary to avoid contravention or waiver, Seller and its Subsidiaries may withhold any document or information the disclosure of which would reasonably be expected to violate any Contract or any Law or would result in the waiver of any legal privilege or work-product privilege; provided that to the extent practicable, Seller and its Subsidiaries shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of this subclause (ii) apply. Seller shall have the right to have a Representative present at all times during any such inspections, interviews and examinations. Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any employees or consultants of, vendors to, or customers of, Seller or its Subsidiaries about the Business, this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, Buyer shall be permitted to, upon reasonable notice and during regular business hours and in such manner as to not unreasonably interfere with the conduct of the business of Seller and its Subsidiaries, contact corporate executive-level Business Employees set forth on Schedule 5.02, to the extent reasonably necessary to permit Buyer to implement transition plans to operate the Business from and after the Closing; provided, that, prior to the Closing, the consent of Seller shall be required for any discussions relating to compensation or the terms and conditions of employment.
Section 5.03.     Regulatory Filings.

(a)    Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). Notwithstanding anything to the contrary in this Agreement, each Party waives compliance with the provisions of any bulk transfer or any similar laws of any jurisdiction in connection with the transactions contemplated by this Agreement.
(b)    In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of each of them or any of their respective Affiliates under the Competition Laws of the jurisdictions set forth in Schedule 5.03(b) with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within five (5) Business Days after the date hereof, (ii) use commercially reasonable efforts to comply at the earliest practicable date with any request under any Competition Law for additional information, documents, or other materials received by each of them or any of their respective Affiliates from any Governmental Authority in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Competition Laws with respect to any such filing or any such transaction. Each Party shall use its commercially reasonable efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law, responding to any reasonable requests for copies of documents filed with the non-filing Party’s prior filings). Notwithstanding the foregoing, any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient Party, and the recipient Party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other representatives of the recipient Party or its Affiliates, unless express written permission is obtained in advance from the source of the materials. Each such Party shall promptly inform the other Party hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No Party hereto shall independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other Party hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the Parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto relating to proceedings under the Competition Laws. Buyer and Seller shall each pay 50% of all filing fees in connection with all filings under the Competition Laws.

(c)    In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), each Party shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the Competition Laws; provided, that, except with respect to any inquiries or requests for additional information from any Governmental Authority with respect to the HSR Act or other Competition Law, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Competition Law, each Party shall use its commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement. Each Party shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the Competition Laws with respect to such transactions as promptly as possible after the execution of this Agreement.
(d)    Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.03 or elsewhere in this Agreement shall be deemed or construed to require Buyer or any of its Affiliates to take any of the following actions: (i) propose, negotiate, offer to commit or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition (including by licensing any Intellectual Property Rights) of any assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; or (iii) otherwise offer to take or offer to commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses). For the avoidance of doubt, the Parties agree that Seller’s and Buyer’s obligations under this Section 5.03 shall not include any obligation on the part of Buyer, Seller or their respective Affiliates to commit to or effect, by consent decree, hold separate orders, trust or otherwise the sale or disposition of such of its assets or businesses (including the Business) as may be required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or preceding, that would otherwise have the effect of preventing, delaying or limiting the consummation of the transactions contemplated by this Agreement.
Section 5.04.     Permits. Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their commercially reasonable efforts to provide all notices and otherwise take all actions to transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement as soon as practicable and, in any case, prior to Closing, and to the extent necessary, Buyer and Seller shall each use their commercially reasonable efforts to secure from the applicable Governmental Authority consent to the issuance of any necessary temporary or provisional Permits required for Buyer’s continued operation of the Restaurants following the Closing. The applications and related documentation prepared in respect of such Permits, as well as the choice of entities and transaction structure implemented in relation to obtaining such Permits, shall be in form and substance reasonably acceptable to Buyer. Buyer and Seller shall cooperate in good faith and each of them shall comply with and carry out any and all commercially reasonable requirements, demands, requests, rules, and regulations of the local issuing authority, so as to expedite the approval of the issuance or transfer of such Permits. To the extent that any Permit has not been obtained prior to Closing, until such Permits are obtained, Buyer and Seller shall use their commercially reasonable efforts, at either Party’s request, to cooperate with each other to obtain such Permits. During such time period, Seller or the applicable Retained Subsidiary shall comply with all applicable covenants and obligations under such Permits, including the payment of any costs or expenses in connection therewith, which shall be performed by Seller or the applicable Retained Subsidiary for Buyer’s account and Buyer shall promptly (but in no event later than thirty (30) days following receipt of a reasonably detailed invoice from Seller (which invoices shall be delivered by Seller to Buyer on a monthly basis and shall aggregate all out-of-pocket costs and expenses and payment of obligations made by Seller in respect of such Permit during such month, together with reasonable supporting documentation)) reimburse Seller for any out-of-pocket costs, expenses or payments made by Seller in respect of such arrangements. During such time period, to the extent permitted by applicable Law and the terms of the applicable Permit, Buyer shall be entitled to receive all of the benefits of Seller or the applicable Retained Subsidiary under such Permit, and if, during such time period, Buyer would be unable to operate any portion of a Restaurant due to Seller’s retention of such Permit, Seller shall retain and operate such Restaurant for the benefit of Buyer and shall provide to Buyer any net profit received from such operations; provided that any out-of-pocket costs, expenses or payments that are reimbursed by Buyer shall not reduce net profit. Buyer agrees to indemnify and hold the Seller Indemnitees harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, any obligations under such Permit that are for the benefit of Buyer other than in the case of gross negligence or willful misconduct on the part of the Seller Indemnitees. Notwithstanding the foregoing provisions of this paragraph, following the Closing Date, Seller and its Affiliates shall renew any Permit upon the expiration or termination thereof if required for Buyer’s continued operation of the applicable Restaurant and, as of such time, there shall not have been transferred, reissued or obtained a Permit as referred to in the second sentence of this Section 5.04. In addition, to the extent that any such Permit contains an “evergreen” provision that automatically renews such Permit unless terminated or cancelled by either party thereto, Seller and its Affiliates shall not terminate or cancel such Permit if such Permit is required for Buyer’s continued operation of the applicable Restaurant and, as of such time, there shall not have been transferred, reissued or obtained a Permit as referred to in the second sentence of this Section 5.04. Buyer and Seller shall each bear one half (1/2) of the filing fees with respect to obtaining any such Permits with respect to the purchase and sale of the Purchased Assets or the operation of the Business; provided, however, that neither Party shall be required to incur any further Liabilities or provide any further financial accommodation in connection therewith.
Section 5.05.     Shared Contracts. Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective controlled Affiliates to, cooperate and shall use their reasonable best efforts to cause the Contracts set forth in Schedule 5.05(a) (collectively, the “Designated Shared Contracts”) to be replaced with separate contract rights and obligations (the “Replacement Contracts”) that provide Buyer or any Purchased Company with contract rights and obligations (including as to pricing metrics) under the Designated Shared Contracts that are substantially similar to those contract rights and obligations (including as to pricing metrics) utilized by Seller in the conduct of the Business prior to the Closing. Buyer and Seller shall each bear one-half (1/2) of the costs and expenses associated with first obtaining and/or entering into any Replacement Contract (e.g., transfer fees, deposits, etc.); provided, however, that neither Buyer nor Seller shall be required to incur any further Liabilities or provide any financial accommodation in connection therewith or in connection with its obligations pursuant to Backstop Designated Shared Contracts pursuant to this Section 5.05; provided, further, that Buyer shall be responsible for all ongoing (i.e., going forward, including payments due at the time of first obtaining and/or entering into any Replacement Contract intended to cover Buyer’s and its Subsidiaries’ going forward costs) costs or fees required to be paid under a Replacement Contract or Backstop Designated Shared Contract or any alternative arrangements entered into pursuant to this Section 5.05. Buyer and Seller shall cooperate and provide each other with reasonable assistance in effecting such separation of the Designated Shared Contracts prior to the Closing and for a period of one hundred eighty (180) days following the Closing. In addition, Seller shall, and shall cause its controlled Affiliates to, for a period of one hundred eighty days (180) use their reasonable best efforts to cause any Contract with Coca-Cola Foodservice or its Affiliates to be replaced with a Replacement Contract that provides Buyer or any Purchased Company with contract rights and obligations (including as to pricing metrics) that are substantially similar to those contract rights and obligations (including as to pricing metrics) set forth in the term sheet regarding such arrangement provided to Buyer prior to the date hereof, or such other terms as are reasonably requested by Buyer. If Buyer and Seller are not able to effect the separation of a Designated Shared Contract (each a “Backstop Designated Shared Contract”), such Backstop Designated Shared Contract shall be automatically deemed set forth on Schedule 5.05(b) on the Closing Date and, until any such Backstop Designated Shared Contract is separated or otherwise replaced, but in no event longer than one hundred eighty (180) days, to the extent permissible under Law and under the terms of such Backstop Designated Shared Contract, (i) Seller shall continue to perform the obligations under such Backstop Designated Shared Contract at the sole cost and expense of Buyer (i.e. Buyer shall promptly, but in no event later than thirty (30) days following receipt of a reasonably detailed invoice from Seller, reimburse Seller for any out-of-pocket costs and expenses or payments of obligations made by Seller under such Backstop Designated Shared Contract (which invoices shall be delivered by Seller to Buyer on a monthly basis and shall aggregate all out-of-pocket costs and expenses and payment of obligations made by Seller under all Backstop Designated Shared Contracts during such month, together with reasonable supporting documentation)), and Buyer shall indemnify and hold the Seller Indemnitees harmless from and against any and all Liabilities based upon, arising out of or relating to the interim arrangements contemplated by this clause (i) with respect to the Backstop Designated Shared Contracts, except to the extent any such Liability arises out of the gross negligence or willful misconduct of Seller, (ii) Buyer and Seller shall hold in trust for the benefit of the other Party, and shall promptly forward to the other Party, any monies or other benefits received pursuant to such Backstop Designated Shared Contract relating to the respective businesses of the other Party (or its respective Affiliates) and (iii) Buyer and Seller shall use commercially reasonable efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such Backstop Designated Shared Contract were separated into Replacement Contracts in accordance with this Section 5.05; provided that, notwithstanding the foregoing provisions of this paragraph, for a period of one hundred eighty (180) days following the Closing, (x) Seller and its Affiliates shall renew each Designated Shared Contract upon the expiration or termination thereof if Buyer has not entered into a Replacement Contract in respect of such Designated Shared Contract, unless Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Designated Shared Contract, and (y) to the extent any such Designated Shared Contract contains an “evergreen” provision that automatically renews such Designated Shared Contract unless terminated or cancelled by Seller or its Affiliates, Seller and its Affiliates shall not terminate or cancel such Designated Shared Contract if Buyer has not entered into a Replacement Contract in respect of such Designated Shared Contract, unless Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Designated Shared Contract. For a period of one hundred eighty (180) days following the Closing, Buyer and Seller shall reasonably cooperate to replace any Backstop Designated Shared Contracts to the extent such Backstop Designated Shared Contracts are not separated or transitioned hereunder and, for the avoidance of doubt, Seller shall be under no obligation hereunder to (x) deliver to Buyer the same pricing metrics in any Designated Shared Contract in connection with obtaining any Replacement Contract in respect thereof or providing an alternative arrangement with respect to a Backstop Designated Shared Contract or (y) after the Closing Date to separate or transition, or provide Buyer with any rights or benefits under, any Shared Contract that is not a Designated Shared Contract or a Backstop Designated Shared Contract, as the case may be. With respect to Liabilities pursuant to, under or relating to a given Backstop Designated Shared Contract, such Liabilities shall, unless otherwise allocated pursuant to this Agreement or a Replacement Contract, be allocated from time to time between Seller and the Retained Subsidiaries, on the one hand, and Buyer and the Purchased Companies, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Backstop Designated Shared Contract, measured up to the date of the allocation, without duplication) by Seller and the Retained Subsidiaries, on the one hand, or Buyer and the Purchased Companies, on the other hand, under the relevant Backstop Designated Shared Contract. Notwithstanding the foregoing, each Party shall be solely responsible for any and all Liabilities to the extent arising out of or relating to such Party’s (or its Subsidiaries’) breach of any such Backstop Designated Shared Contract. It is acknowledged that for the purposes of this Section 5.05 changes in volume metrics, as well as changes to reflect the needs of the applicable Party, shall not be considered when determining whether contract rights and obligations are “substantially similar.”
Section 5.06.     Third Party Approvals.
(a)    Except with respect to Regulatory Approvals (which are addressed in Section 5.03), Permits (which are addressed in Section 5.04), the Shared Contracts (which are addressed in Section 5.05), Liquor Licenses (which are addressed in Section 5.07) and Business Real Property (which is addressed in Section 5.25 and Section 5.28), subject to the terms and conditions of this Agreement, Seller and Buyer shall, and shall cause their respective controlled Affiliates to, use commercially reasonable efforts to obtain the consents, waivers, approvals, orders and authorizations necessary to transfer and assign the Non-Assignable Assets (including the Assumed Contracts) (the “Third Party Approvals”) prior to the Closing. To the extent that any Third Party Approval has not been obtained prior to Closing, for up to one hundred eighty (180) days following the Closing, Buyer and Seller shall use their commercially reasonable efforts, at either Party’s request, to endeavor to obtain such Third Party Approvals. Buyer and Seller shall each bear one half (1/2) of the costs and expenses of obtaining any such Third Party Approvals; provided, however, that neither Party shall be required to incur any further Liabilities or provide any financial accommodation in connection therewith; provided, further, that Buyer shall be responsible for all ongoing (i.e., going forward, including payments due at the time of obtaining any Third Party Approval intended to cover Buyer’s and its Subsidiaries’ going forward costs) costs or fees required to be paid under a Non-Assignable Asset.
(b)    In addition, with respect to any Non-Assignable Asset, to the extent permitted by Law and the terms of the Non-Assignable Asset, in the event any Third Party Approval has not been obtained by Closing, at Buyer’s request, Seller or a Retained Subsidiary shall hold in trust for Buyer the relevant Non-Assignable Asset until such time as the Third Party Approval is obtained, but in no event longer than one hundred eighty (180) days following the Closing. During such time period, Seller or a Retained Subsidiary shall comply with all applicable covenants and obligations under the Non-Assignable Assets, including the payment of any costs or expenses in connection therewith, which shall be performed by Seller or a Retained Subsidiary for Buyer’s account and Buyer shall promptly (but in no event later than thirty (30) Business Days following receipt of a reasonably detailed invoice from Seller (which invoices shall be delivered by Seller to Buyer on a monthly basis and shall aggregate all such costs or expenses, together with reasonable supporting documentation)) reimburse Seller for any out-of-pocket costs, expenses or payments made by Seller in respect of such Non-Assignable Asset. For the period not to exceed one hundred eighty (180) days after the Closing Date, to the extent permitted by Law and the terms of the Non-Assignable Asset, Buyer shall be entitled to receive all of the benefits of Seller under the Non-Assignable Asset. Buyer agrees to indemnify and hold the Seller Indemnitees harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, any obligations under the Non-Assignable Assets that are for the benefit of Buyer as described in this Section 5.06, except to the extent such Liabilities arise out of the gross negligence or willful misconduct of Seller. Notwithstanding the foregoing provisions of this paragraph, following the Closing Date, Seller and its Affiliates shall renew any Non-Assignable Asset upon the expiration or termination thereof unless, during the period between the Closing Date and one hundred eighty (180) days thereafter, Buyer has a replacement arrangement therefor (which shall be determined in Buyer’s sole discretion and communicated to Seller in writing) or Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Non-Assignable Asset. In addition, to the extent that any Non-Assignable Asset contains an “evergreen” provision that automatically renews such Non-Assignable Asset unless terminated or cancelled by either party thereto, Seller and its Affiliates shall not terminate or cancel such Non-Assignable Asset unless Buyer has a replacement arrangement therefor (which shall be determined in Buyer’s sole discretion and communicated to Seller in writing), or, during the period between the Closing Date and one hundred eighty (180) days thereafter, Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such Non-Assignable Asset.
Section 5.07.     Liquor Licenses.
(a)    To the extent permissible under applicable Law, Seller or its Subsidiaries have filed or are in the process of filing (and shall file) applications with the relevant state and local liquor license authorities to transfer the Assigned Liquor Licenses to the Purchased Subsidiaries. The applications and related documentation prepared in respect of such Assigned Liquor Licenses (whether already filed or to be filed), as well as the choice of entities and transaction structure implemented in relation to obtaining such Assigned Liquor Licenses, shall be in form and substance reasonably acceptable to Buyer. Upon approval of each such application by the state and local liquor license authorities (or if such approval predates the Closing, then, at Seller’s discretion, at the Closing) Seller shall transfer the applicable Assigned Liquor License to Buyer or the applicable Purchased Subsidiary, or as Buyer otherwise directs. Buyer and Seller shall reasonably cooperate and shall use commercially reasonable efforts (i) to secure from the applicable licensing authorities any consent required to (A) the change of control of the Purchased Subsidiaries with respect to all Assigned Liquor Licenses that have been transferred to the Purchased Subsidiaries on or prior to Closing, (B) the assignment or transfer to Buyer or its Affiliates or the Purchased Subsidiaries of the Assigned Liquor Licenses, and (C) the issuance of any necessary temporary or provisional Liquor Licenses required for Buyer’s continued operation of the Restaurants after Closing (and Buyer and Seller shall each comply with and carry out any and all of the commercially reasonable requirements, demands, requests, rules, and regulations of the state and/or local issuing authority so as to expedite the approval of the issuance or transfer of such Liquor Licenses and temporary or provisional Liquor Licenses and shall file all necessary notifications) and (ii) to obtain the Liquor Licenses required to operate the Restaurants. Buyer and Seller shall each bear one half (1/2) of the costs and expenses of obtaining such consents, transferring or assigning such Assigned Liquor Licenses and/or issuing such temporary or provisional Liquor Licenses, as applicable; provided, however, that neither Party shall be required to incur any further Liabilities or provide any further financial accommodation in connection therewith. Neither Buyer nor Seller and its Subsidiaries shall be required to take any action in violation of Law applicable to the Liquor Licenses.
(b)    To the extent (1) permitted by Law, and (2) required by Law in order to permit each Restaurant to continue serving liquor, following the Closing Date and until the earlier of (x) the transfer of any Applied Liquor License to a Purchased Subsidiary by the relevant liquor license authority or (y) the issuance by the relevant liquor license authorities of a Liquor License required for Buyer’s continued operation of the Restaurants, Seller shall enter into reasonable and customary agreements (including one or more Interim Agreements in form and substance reasonably acceptable to Buyer and Seller) whereby Buyer shall appoint Seller or Seller’s Subsidiaries to oversee the purchasing, stocking, selling and serving of alcoholic beverages pursuant to the Liquor Licenses of Seller and its Subsidiaries on an interim basis until transition (or issuance, as the case may be) of the Liquor Licenses to Buyer is complete (the “Interim Agreements”). The Interim Agreements shall provide, among other terms, that Buyer shall indemnify, defend and hold, as applicable, Seller and Seller Indemnities harmless from and against any and all claims and Liabilities (including, without limitation, reasonable attorneys’ fees and costs) arising in connection with Buyer’s operations under Seller’s or its Subsidiaries’ Liquor Licenses (other than liabilities arising out of Seller’s or any Seller Indemnitee’s gross negligence or willful misconduct) and provide for the benefit of Seller and the Retained Subsidiaries such commercial general liability insurance coverage against “dram shop” or other Liability relating to operation of liquor concessions pursuant to the Interim Agreement as Seller may reasonably require. To the extent that an Interim Agreement is not permitted by applicable Law to be entered into during such time period, Seller or a Retained Subsidiary shall retain the operation of any Restaurant for which a Liquor License has not become an Assigned Liquor License and shall operate such Restaurant and comply with all applicable covenants and obligations under such Liquor License, including the payment of any costs or expenses in connection therewith, which shall be performed by Seller or the applicable Retained Subsidiary for Buyer’s account and Buyer shall promptly (but in no event later than thirty (30) days following receipt of a reasonably detailed invoice from Seller (which invoices shall be delivered by Seller to Buyer on a monthly basis and shall aggregate all out-of-pocket costs and expenses and payment of obligations made by Seller in respect of such Restaurant or Liquor License during such month, together with reasonable supporting documentation)) reimburse Seller for any out-of-pocket costs, expenses or payments made by Seller in respect of such arrangement. During such time period, Buyer shall be entitled to receive all of the benefits of Seller under such Liquor License and in respect of the operation of such Restaurant, and Seller shall provide to Buyer any net profit received from such operations; provided that any out-of-pocket costs, expenses or payments that are reimbursed by Buyer shall not reduce net profit.
Section 5.08.     Post-Closing Asset Transfers. In the event that at any time or from time to time after the Closing Date, Seller or any of its Retained Subsidiaries receives or otherwise possesses any Purchased Asset or other property or asset that should belong to Buyer pursuant to this Agreement, Seller shall promptly transfer, or cause to be transferred, such asset to Buyer, for no additional consideration. Prior to any such transfer, Seller shall hold such property or asset in trust for the benefit of Buyer. In the event that at any time or from time to time after the Closing Date, Buyer or its Affiliates, including the Purchased Companies, receives or otherwise possess any Excluded Asset or other property or asset that should belong to Seller or any of the Retained Subsidiaries pursuant to this Agreement, Buyer shall promptly transfer, or cause to be transferred, such property or asset to Seller or the appropriate Retained Subsidiary, for no additional consideration.
Section 5.09.     Intercompany Balance. Seller shall cause all intercompany balances between and among the Purchased Companies, on the one hand, and Seller or any of the Retained Subsidiaries, on the other hand, or otherwise with respect to the Business, to be eliminated, by discharge or otherwise, and, except for those transactions contemplated by this Agreement and the other Transaction Documents, all intercompany transactions and accounts to be terminated and cancelled, in each case, effective as of the Closing, with no further Liability or obligation on the part of Seller, the Retained Companies, Buyer or the Purchased Companies.
Section 5.10.     Business Guarantees.
(a)    Prior to the Closing, Buyer and Seller shall reasonably cooperate and shall each use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing, valid and binding written unconditional releases of Seller and its Affiliates, as applicable, from any Liability, whether arising before, on or after the Closing Date, under the Business Guarantees set forth on Schedule 1.01(c) as such schedule may be amended from time to time before, on or after the Closing Date with respect to the Lease Guarantees (the “Listed Business Guarantees”), which releases shall be effective as of the Closing; provided, however, that this Section 5.10(a) shall not require Buyer to obtain any new or replacement letter of credit, comfort letter, bond, surety or other credit support or otherwise post any similar security obligation or (directly, or indirectly as a result of the release occurring) incur any cost or expense in connection with such efforts.

(b)    If any Listed Business Guarantee has not been released as of the Closing Date, (i) Buyer and Seller shall reasonably cooperate and use their respective commercially reasonable efforts after the Closing Date to cause such unreleased Listed Business Guarantees to be released; provided, however, that this clause (i) shall not require Buyer to obtain any new or replacement letter of credit, comfort letter, bond, surety or other credit support or otherwise post any similar security obligation or (directly, or indirectly as a result of the release occurring) incur any cost or expense in connection with such efforts, (ii) Buyer shall indemnify and hold harmless Seller Indemnitees for any amounts required to be paid under such Listed Business Guarantees and which are not due to Seller’s gross negligence or willful misconduct, and (iii) Buyer shall not and shall not permit any of its Subsidiaries to (A) renew or extend the term of (B) increase its obligations under or (C) transfer to another third party the Contract, Lease or other obligation underlying an unreleased Listed Business Guarantee for which Seller or any Retained Subsidiary is or would reasonably be expected to be liable; provided that Buyer shall be entitled to renew a Lease pursuant to the exercise of an option with respect to such Lease existing on the Closing Date. To the extent that Seller or the Retained Subsidiaries have performance obligations under any Listed Business Guarantee, Buyer will use commercially reasonable efforts to (x) perform such obligations on behalf of Seller and the Retained Subsidiaries or (y) otherwise take such action as reasonably requested by Seller so as to put Seller and the Retained Subsidiaries in the same position as if Buyer, and not Seller or a Retained Subsidiary, had performed or were performing such obligations; provided, however, that Buyer shall not be required to obtain any new or replacement letter of credit, comfort letter, bond, surety or other credit support or otherwise post any similar security obligation or (directly, or indirectly as a result of the release occurring) incur any cost or expense in connection with such efforts.
(c)    Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) Seller and the Retained Subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Listed Business Guarantees to the extent such action does not increase Buyer’s or any of its Affiliates’, including any Purchased Company’s, Liabilities or obligations under the Contract, Lease or instrument to which such Listed Business Guarantee relates (including by requiring Buyer to obtain or issue a security obligation in replacement of such Listed Business Guarantee) or otherwise materially and adversely impacts Buyer’s or its Affiliates’ (including such Purchased Company’s) relationship with the counterparty thereunder (including any landlord under any Lease) and (ii) Seller and the Retained Subsidiaries shall renew any Listed Business Guarantee after the expiration of any such arrangement if Buyer does not have a replacement therefor (which shall be determined in Buyer’s sole discretion and communicated to Seller in writing), unless Buyer confirms to Seller in writing that Buyer does not need to receive the benefit of such arrangement (but subject to Buyer’s agreement to indemnify the Seller Indemnitees pursuant to Section 5.10(d) below).
(d)    For the avoidance of doubt, Buyer shall indemnify and hold harmless the Seller Indemnitees from and after the Closing for any amounts required to be paid under any Business Guarantees or Lease Guarantees to the extent such amounts and are not due to Seller’s gross negligence or willful misconduct.

Section 5.11.     Notices. Prior to the Closing Date, Buyer shall give Seller, and Seller shall give Buyer, prompt written notice of (i) any known development that would reasonably be expected to result in a failure of a condition set forth in Article VIII, and (ii) any material Action threatened against such Party related to the transactions contemplated hereby. No delivery of any notice under Section 5.11 shall be deemed to cure any breach or affect any remedies available to a Party hereunder.
Section 5.12.     Trademark Matters.
(d)    Except to the extent permitted in accordance with this Section 5.12 or except to the extent permitted in accordance with the Gift Card Agreement, (i) Buyer and its Affiliates shall not use or display any of the Trademarks used or held for use in connection with the Retained Business, including any Trademarks containing the element “Darden” (the “Seller Marks”), and (ii) Seller and the Retained Subsidiaries shall not use or display any of the Trademarks constituting Business Intellectual Property, including the Trademarks listed on Schedule 3.13(a) (the “Business Marks” and, together with the Seller Marks, the “Marks”).
(e)    For a period of six (6) months following the Closing Date, Seller and its Affiliates shall have the right to (i) maintain signage (including signs on buildings and vehicles) bearing any Business Marks that exists as of the Closing in substantially the same manner such signage was used in the Retained Business prior to Closing, and (ii) continue to use business cards, stationery, and similar materials bearing the Business Marks that exist as of the Closing in substantially the same manner such materials were used in the Retained Business prior to Closing; provided, however, that as promptly as reasonably practicable after Closing, but in no event after the end of such six (6) month period, Seller shall, and shall cause its Affiliates to, cease and discontinue any use of the Business Marks.
(f)    For a period of six (6) months following the Closing Date, Buyer and its Affiliates operating the Business shall have the right to (i) maintain signage (including signs on buildings and vehicles) bearing any Seller Marks that exists as of the Closing in substantially the same manner such signage was used in the Business prior to Closing, and (ii) continue to use business cards, stationery, and similar materials bearing the Seller Marks that exist as of the Closing in substantially the same manner such materials were used in the Business prior to Closing; provided, however, that as promptly as reasonably practicable after Closing, but in no event after the end of such six (6) month period, Buyer shall, and shall cause its Affiliates to cease and discontinue any use of the Seller Marks.
(g)    Notwithstanding anything to the contrary in this Section 5.12, following the Closing Date, (i) Seller shall not be deemed to have breached this Section 5.12 by reason of the appearance of the Business Marks on any historical memorabilia retained by Seller and its Affiliates (whether physical or virtual/electronic); and (ii) neither Party shall be deemed to have breached this Section 5.12 by reason of (v) the use of existing stocks of office supplies, stationery, and similar materials bearing the Marks of the other Party to exhaust such stocks and the use of manuals, handbooks, guidelines and similar materials bearing the Marks of the other Party that exist as of the Closing, in each case, for internal purposes only, (w) the appearance of the Marks of the other Party in print or digital location services or other directories or in or on any third party’s publications (in each case, in whatever format or medium) distributed, posted or ordered to be printed in the ordinary course of business prior to the Closing Date, and that are generally available to the public, or any other similar uses by any such third party over which such first Party and its Affiliates have no control, (x) the use of the Marks of the other Party in a non-trademark manner for the sole purpose of conveying to customers or the general public the historical origins of their businesses, (y) the use of the Marks on materials where the right to revoke the license or permission does not exist or cannot be readily effected by the applicable Party (such as websites controlled by third parties, client references or case studies, or shared billboards or other shared structures), or (z) the use of the Marks of the other Party to the extent required under applicable Law or pursuant to recorded documents.
Section 5.13.     Insurance.
(a)    Seller shall, and shall cause its Subsidiaries to, continue to carry their respective insurance policies with respect to the Business prior to the Closing. From and after the Closing Date, the Purchased Companies shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs. Seller or its Affiliates may, to be effective at the Closing, amend any insurance policies in the manner they deem appropriate to give effect to this Section 5.13(a). From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Purchased Companies and the Business and for promptly providing evidence thereof, as may be required, to third parties under any Contract or Lease.
(b)    After the Closing, Buyer shall have the right to assert claims arising from or relating to facts, circumstances, events or matters that occurred prior to the Closing and that constitute the Assumed Liabilities under any applicable insurance policies of Seller (excluding, for the avoidance of doubt, any policies issued by Seller’s captive insurance program) or its Affiliates in effect on or prior to the Closing Date relating to the Business or the Purchased Companies, to the extent permitted under such insurance policies and subject to the applicable deductibles, up to the full available limits of such policies. Seller hereby authorizes Buyer to report such claims directly to the provider of such insurance policies; provided that Buyer shall report such claims simultaneously to Seller. At Buyer’s request, and subject at all times to Buyer’s direction and control, Seller and its Affiliates shall participate and assist in Buyer’s efforts to pursue insurance coverage through litigation or other action against an insurer; provided that Buyer shall be solely responsible for its own costs and fees in connection therewith. Seller and its Affiliates shall be entitled to copies of all documents and correspondence related to such claims and to discuss the status of such claims with the provider of the applicable insurance policies. Buyer shall be entitled to settle or compromise any claim for which it is seeking insurance coverage in excess of the deductible under such insurance policies, provided that Buyer shall be solely responsible for any Liabilities incurred in connection therewith. Seller and its Affiliates shall have no Liability to Buyer and its Affiliates (including the Purchased Companies) whatsoever (except for a breach of Section 5.13 hereof and subject to the limitations set forth in Article IX) as a result of the insurance policies and practices of Seller and its Affiliates as in effect at any time, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

Section 5.14.     Legal Proceedings; Production of Witnesses; Privileged Matters.
(a)    From and after the Closing Date, (i) except to the extent that Buyer is seeking indemnification, in which case the provisions of Article IX shall govern, Buyer shall have exclusive authority and control over the investigation, prosecution, defense, and appeal of all Actions to the extent covering or relating to the Purchased Assets and the Assumed Liabilities, and, subject to Section 5.13(b), may settle or compromise, or consent to the entry of any judgment with respect to any such Action, and (ii) Seller shall have exclusive authority and control over the investigation, prosecution, defense, and appeal of all Actions referred to in Section 2.05(k) and all other Actions to the extent covering or relating to the Excluded Assets and the Excluded Liabilities, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer; provided that, to the extent any Action retained by Seller relates to or arises out of, in whole or in part, the Business, Seller shall not settle or compromise, or consent to any judgment in respect of, such Action without Buyer’s consent (such consent not to be unreasonably withheld, conditioned or delayed), unless in connection therewith Seller obtains a complete and unconditional general release by the third party asserting the claim against or relating to the Business and the Buyer and its Affiliates affected by the claim, and such settlement or judgment does not contain any admission by, or sanction or restriction upon the conduct or operation of the Business or the Buyer or its Affiliates (including any settlement or judgment that includes injunctive or other equitable relief (including involving or relating to a change in business practices)). Without limiting the foregoing, if any Action involves both any Assumed Liability and/or any Purchased Asset, on the one hand, and any Excluded Asset and/or any Excluded Liability, on the other, then, the Parties and their respective applicable Subsidiaries shall cooperate in good faith in the investigation, prosecution, defense, and appeal of such Action. Furthermore, Seller (or its applicable Affiliate) and Buyer (or its applicable Affiliate) shall enter into a written joint defense agreement in a form reasonably acceptable to such parties with respect to any Action, including Actions listed on Schedule 2.05(k), as Buyer or Seller may reasonably request.
(b)    From and after the Closing, Seller, on the one hand, and Buyer, on the other hand, shall use commercially reasonable efforts to cooperate with each other and their respective counsel, including by making available to each other, upon reasonable written request, their (and their Subsidiaries’) respective officers, directors, employees, and agents for fact finding, consultation, and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Retained Businesses, prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner that will not unreasonably interfere with the conduct of the Business and the Retained Businesses, as applicable. Seller and Buyer agree to reimburse each other for reasonable out-of-pocket expenses, but excluding officers’ or employees’ salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 5.14.
(c)    Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Section 5.14(a) or Section 5.14(b). For the avoidance of doubt, neither Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to

Section 5.14(a) or Section 5.14(b), Section 9.03 or Article VI, if Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided, further, that this shall not limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.
(d)    The Parties agree that their respective rights and obligations to maintain, preserve, assert, or waive any attorney-client and work product privileges belonging to either Party with respect to the Business and the Retained Businesses (collectively, “Privileges”), shall be governed by the provisions of this Section 5.14(d) and Section 2.03(s). With respect to matters relating to the Retained Businesses, the Excluded Assets or the Excluded Liabilities, in each case regardless of whether such matters also relate to the Business, the Purchased Assets, or the Assumed Liabilities, and with respect to all business records, documents, communications, or other information (collectively, “Information”) of Seller or any Affiliate prepared in connection with this Agreement or the transactions contemplated hereby, Seller shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Affiliates. Buyer and its Affiliates (including, as of the Closing Date, the Purchased Companies) shall take no action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any such Privileges of Seller. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Business (except for the Excluded Liabilities, Information prepared in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby, or matters that relate to the Retained Businesses, the Excluded Assets, or the Excluded Liabilities). However, Buyer may not assert any such Privileges of Buyer related to pre-Closing advice or communications relating to the Business against Seller and its Affiliates; provided, however, that, to the extent any waiver (or failure to assert such Privilege) would reasonably be expected to result in such Privilege being waived in connection with any claim by a third party in connection with the Purchased Assets or the Assumed Liabilities, Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to enter into such reasonable arrangements designed to ensure that such Privilege is not otherwise waived with respect to such third party, including customary joint defense agreements or similar arrangements. Seller and its Affiliates shall take no action after the Closing without the prior written consent of Buyer that would reasonably be expected to result in any waiver of any such Privileges of Buyer. The rights and obligations created by this Section 5.14(d) shall apply to all Information as to which Seller, its Affiliates or the Purchased Companies would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”). Upon receipt by Seller or its Affiliates, or Buyer and its Affiliates (including, as of the Closing Date, the Purchased Companies), as the case may be, of any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if Seller or its Affiliates or Buyer or its Affiliates (including, as of the Closing Date, the Purchased Companies), as the case may be, obtains knowledge that any current or former employee of Seller, its Affiliates or the Purchased Companies or Buyer or its Affiliates (including, as of the Closing Date, the Purchased Companies), has received any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party, such Party shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 5.14(d) or otherwise to prevent the production or disclosure of Privileged Information. Seller’s transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Seller’s agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 5.14(d), to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be. The access to Business Records and other Information being granted pursuant to Section 5.02, Section 5.14, Section 5.15, and Section 9.03 and Article VI, the agreement to provide witnesses and individuals pursuant to this Section 5.14 and the disclosure to Buyer and Seller of Privileged Information relating to the Business or the Retained Businesses pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Seller or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.14(d) or otherwise.
Section 5.15.     Books and Records; Post-Closing Access.
(f)    As soon as practicable after the Closing Date and in no event later than sixty (60) days after Closing, as permitted by Law, Seller shall use its commercially reasonable efforts to deliver or cause to be delivered to Buyer all Business Records then in the possession of Seller or any Retained Subsidiary. The foregoing shall be limited by the following specific provisions:
(i)    To the extent any document (other than that stored on electronic media) can be subdivided without unreasonable effort and at no or nominal cost into two portions, one of which constitutes a Business Record and the other of which does not, such document (other than that stored on electronic media) shall be so subdivided, and the original or copy of the portion of such document (other than that stored on electronic media) which constitutes a Business Record shall be provided to Buyer;
(ii)    To the extent that any files or documents constituting Business Records are mixed together with any documents or files that are not Business Records in a way that prevents their separation without unreasonable effort and at no or nominal cost into two portions, Seller shall not be required to perform such separation unless specifically requested by Buyer and then at Buyer’s sole cost and expense; provided, that Seller shall, promptly upon determining that such separation would involve unreasonable effort or cost, advise Buyer of the same and afford Buyer the opportunity to determine whether Buyer wishes to request that Seller perform such separation in accordance with this clause (ii);
(iii)    Seller shall not be required to deliver to Buyer books and records or portions thereof (i) if such delivery would violate any applicable Law or (ii) which are subject to confidentiality agreements which would by their terms prohibit such delivery; provided, however, if requested by Buyer, Seller shall use its commercially reasonable efforts to seek a waiver of such confidentiality restriction; provided, further, that Seller shall, promptly upon determining that such delivery would violate applicable Law or any confidentiality agreement, advise Buyer of the same and afford Buyer the opportunity to determine whether Buyer wishes to request that Seller seek a waiver of such confidentiality restriction in accordance with this clause (iv);
(iv)    Seller may refuse to furnish any Information if it believes in good faith that doing so presents, based on an advice of outside counsel, a significant risk of loss of the ability to successfully assert a claim of legal privilege or work-product privilege; provided that the Parties shall cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of privilege; and
(v)    Seller may redact any Information covered by this Section 5.15 as and to the extent such Information relates to the Retained Businesses, the Excluded Assets or the Excluded Liabilities.
(g)    Buyer agrees to hold at least one copy of all Business Records that constitute Purchased Assets and all Business Records of the Purchased Companies and not to destroy or dispose of such copy for a period of six (6) years from the Closing Date or such longer time as may be required by Law, and if thereafter Buyer proposes to destroy or dispose of such copy, Buyer shall offer first in writing at least ninety (90) days prior to such proposed destruction or disposition to surrender all or any portion of such Business Records to Seller upon Seller’s request.
(h)    From and after the Closing, except as prohibited by applicable Law, Buyer shall, and shall cause its Affiliates, including the Purchased Companies, to (i) give Seller and its Representatives reasonable access during normal business hours and on reasonable advance written notice to the offices, properties and Business Records of Buyer and its Affiliates, including the Purchased Companies, relating to the Business and operations of the Purchased Companies on or before the Closing Date, (ii) furnish to Seller and its Representatives such financial and operating data and other information relating to the Business and the operations of the Purchased Companies on or before the Closing Date, and (iii) cause the employees, counsel and financial advisors of Buyer and its Affiliates, including the Purchased Companies, to reasonably cooperate with Seller and its Representatives, in each case, to the extent reasonably requested by Seller in connection with accounting, Tax and other similar needs. From and after the Closing, except as prohibited by applicable Law, Seller shall, and shall cause the Retained Subsidiaries, to (A) give Buyer and its Representatives reasonable access during normal business hours and on reasonable advance written notice to the offices, properties and Business Records of Seller and the Retained Subsidiaries relating to the Business on or before the Closing Date, (B) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Business on or before the Closing Date, and (C) cause the employees, counsel and financial advisors of Seller and the Retained Subsidiaries to reasonably cooperate with Buyer and its Representatives, in each case, to the extent reasonably requested by Buyer in connection with accounting, Tax and other similar needs (including in connection with Buyer’s preparation of audited financial statements of the Business for the 2014 fiscal year). Any such access shall be granted in a manner as not to interfere unreasonably with the conduct of the business of the Party granting such access. Notwithstanding the foregoing, either Party may withhold such access, as and to the extent necessary to avoid contravention or waiver, to any document or information the disclosure of which could reasonably be expected to violate any Contract or any Law or would result in the waiver of any legal privilege or work-product privilege; provided that to the extent practicable and in accordance with such Contract or Law, and in a manner that does not result of the waiver of any such privilege, such Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.15(c) shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.
(i)    Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with this Section 5.15.
Section 5.16.     Confidentiality.
(gg)    After the Closing, Seller shall not, and shall cause its Representatives and Retained Subsidiaries not to, directly or indirectly, for a period of the longer of (a) three (3) years after the Closing Date and (b) until such information no longer constitutes a trade secret under applicable Law, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential information included in the Purchased Assets; provided that the foregoing restriction shall not (a) apply to any information that (i) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.16(a)), (ii) is or becomes generally available to Seller from a source other than Buyer or its Affiliates or Representatives, provided that such source is not known by Seller to be bound by a duty of confidentiality with Buyer or its Affiliates, or (iii) Seller can establish was independently developed by Seller or any of its Affiliates (other than by the Business prior to the Closing), without use of any confidential information included in the Purchased Assets, or (b) prohibit any disclosure (i) required by Law or the rules and regulations of any applicable national securities exchange so long as, to the extent legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.
(hh)    After the Closing, Buyer shall not, and shall cause its Representatives and Affiliates not to, directly or indirectly, for a period of the longer of (a) three (3) years after the Closing Date and (b) until such information no longer constitutes a trade secret under applicable Law, without the prior written consent of Seller, disclose to any third party (other than each other and their respective Representatives) any confidential information with respect to the Retained Businesses or included in the Excluded Assets; provided that the foregoing restriction shall not (a) apply to any information that (i) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.16(b) or any other confidentiality obligations owed to Seller), (ii) is or becomes generally available to Buyer from a source other than Seller or its Affiliates or Representatives, provided that such source is not known by Buyer to be bound by a duty of confidentiality with Seller or its Affiliates, or (iii) Buyer can establish was independently developed by Buyer or any of its Affiliates (other than by the Business prior to the Closing), without use of any confidential information with respect to the Retained Businesses or included in the Excluded Assets, or (b) prohibit any disclosure (i) required by Law or the rules and regulations of any applicable national securities exchange so long as, to the extent legally permissible, Buyer provides Seller with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby. The Confidentiality Agreement shall remain in full force and effect and shall not be affected by the execution of this Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate. As soon as reasonably practicable after the date hereof, Seller shall deliver written notice to each Person (other than Buyer and its Affiliates and Representatives) that signed a confidentiality agreement with Seller in connection with any actual or potential proposal by such Person to acquire the Business to promptly return or destroy all confidential information delivered thereunder to the extent required by such confidentiality agreement (to the extent Seller has not already done so).
Section 5.17.     Public Announcements. Seller and Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any Party without the prior consent of the other Party, except that (i) Seller and Buyer may make announcements as they may reasonably determine is necessary to comply with applicable Law or the rules and regulations of any national securities exchange, (ii) each of Seller and its Subsidiaries may make announcements from time to time to their respective employees, customers, suppliers and other business relations; provided that, with respect to the Business, to the extent practicable, Seller shall try in good faith to remain within the bounds of Seller’s prior disclosures; and (iii) Seller may file a proxy statement pursuant to the Securities Exchange Act of 1934 describing the transactions contemplated by this Agreement and make announcements with respect to the Business and the transactions contemplated hereby in connection therewith, in each case as it may reasonably determine is necessary or desirable; provided, further, that, such Party shall consult with and agree on the language of any such announcement with the other Party prior to any such announcement to the extent reasonably practicable (and, in the case of the proxy statement and related announcements, Seller shall only be required to consult with Buyer and reasonably consider any comments Buyer may have to such proxy statement) and shall in any event promptly provide the other Party with copies of any such announcement or proxy, as applicable. Notwithstanding the foregoing, Buyer and Seller shall cooperate to prepare a joint press release to be issued on or promptly (and in any event within two (2) Business Days) after the date of this Agreement and a joint press release to be issued on the Closing Date.
Section 5.18.     Non-solicit.
(r)    From the date hereof through a period of three (3) years following the Closing Date, Seller shall not, and shall not permit any of its controlled Affiliates, directly or indirectly, to solicit (or cause to be directly or indirectly solicited) or hire any Business Employee who becomes a Transferred Employee; provided that the foregoing restriction shall not apply to (i) Transferred Employees who are involuntarily terminated by Buyer, (ii) generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at such Transferred Employees or hiring that results therefrom (provided, that the exception contained in this clause (ii) shall not apply to Business Employees having a title of Vice President or above who become Transferred Employees), or (iii) hourly restaurant-level employees.
(s)    For a period of three (3) years following the Closing Date, Buyer shall not, and shall not permit any of its controlled Affiliates (including, after the Closing, the Purchased Companies), directly or indirectly, to solicit (or cause to be directly or indirectly solicited) or hire any employee of Seller or its Retained Subsidiaries as of immediately prior to the Closing (other than the Business Employees); provided that the foregoing restriction shall not apply to (i) any such employees who are involuntarily terminated by Seller or its Retained Subsidiaries, (ii) generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at such employees or hiring that results therefrom (provided, that the exception contained in this clause (ii) shall not apply to employees of the Seller or its Retained Subsidiaries having a title of Vice President or above), (iii) hourly restaurant-level employees or (iv) the individuals set forth on Schedule 5.18(b).
Section 5.19.     Resignations. Seller shall, and shall cause each Equity Seller and the Purchased Companies, as applicable, to, cause to be delivered to Buyer duly signed resignations, effective at the time of Closing, of all directors and officers, as applicable, of the Purchased Companies (other than any Business Employee and except as otherwise agreed between Buyer and Seller).
Section 5.20.     [Reserved]
Section 5.21.     Financing.
(a)    Buyer shall use its reasonable best efforts to (x) take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing and the Sale Leaseback Financing as promptly as practicable following the date of this Agreement and (y) consummate the Debt Financing and the Sale Leaseback Financing on the Closing Date, including using its reasonable best efforts to:
(i)    maintain in effect the Debt Commitment Letter and not permit or consent to any amendment or modification to be made to, not consent to any waiver of any provision or remedy under, and not replace, the Debt Commitment Letter, if such amendment, modification, waiver or replacement: (A) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) to an amount that would cause Buyer to not have sufficient funds to pay the Purchase Price and to pay all fees and expenses required to be paid by the Buyer relating to the consummation of the transactions contemplated hereby and after giving effect to any increase in the amount of the Equity Financing or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (1) materially delay or prevent the Closing, (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (3) adversely impact the ability of Buyer to enforce its rights against other parties to the Debt

Commitment Letter or the definitive agreements with respect thereto when required pursuant to this Agreement (provided that Buyer may (I) amend, restate, supplement or otherwise modify the Debt Commitment Letter to (x) (i) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof, (ii) remove lenders, lead arrangers, bookrunners, syndication agents or similar entities who executed the Debt Commitment Letter as of the date hereof, or (iii) to reallocate commitments or change, assign or reassign titles, duties or roles to, or between or among, any entities party thereto, (y) amend the economic or other arrangements with respect to the existing and additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, or (II) make any changes in connection with any “market flex” provisions contemplated by any fee letter related to the Debt Financing (a “Fee Letter”), in each case, if such addition of additional parties, such removal of parties, such reallocation, such assignment, such reassignment, such amendment or such changes (x) do not reduce the Debt Financing to be funded at the Closing, (y) do not result in additional conditions or contingencies to the funding of the Debt Financing or modify in a manner adverse, in any material respect, to Buyer the conditions to funding set forth in the Debt Commitment Letter, or (z) would not, individually or in the aggregate, be reasonably expected to delay or prevent the Closing;
(ii)    cause the Equity Financing to be consummated upon satisfaction of the Financing Conditions contained in the Equity Commitment Letter;
(iii)    satisfy on or prior to the Closing Date all Financing Conditions that are within Buyer’s control;
(iv)    negotiate, execute and deliver Debt Financing Documents that reflect the terms consistent, in all material respects, with the terms contained in, or such other terms that are not materially less favorable to Buyer in the aggregate than, the Debt Commitment Letter;
(v)    if necessary to achieve a Successful Syndication (as such term is defined in the Fee Letter), accept to the fullest extent all modifications to the Debt Financing provided in the “market flex” provisions contemplated by the Fee Letter;
(vi)    in the event that the conditions set forth in Section 8.01 and Section 8.02 and the Financing Conditions have been satisfied or, immediately upon funding would be satisfied, cause the Financing Sources to fund the full amount of the Debt Financing at or prior to the Closing (or such lesser amount as may be required to consummate the transactions contemplated hereby);
(vii)    enforce its rights under the Commitment Letters in the event of a Financing Failure Event to the extent, in the case of the Debt Commitment Letter, such Financing Failure Event results from a breach of the Debt Commitment Letter by the Financing Sources;

(viii)    maintain in effect and not terminate the Sale Leaseback Agreement and not permit or consent to any amendment or modification to be made to the Sale Leaseback Agreement that is materially adverse to the Buyer;
(ix)    satisfy on or prior to the Closing Date all SLB Conditions that are within Buyer’s control and required to be satisfied on or prior to the Closing Date;
(x)    in the event that the conditions set forth in Section 8.01 and Section 8.02 and the SLB Conditions have been satisfied or, upon funding would be immediately satisfied, cause (including by enforcing its rights under the Sale Leaseback Agreement) the Sale Leaseback Purchaser to consummate the transactions under the Sale Leaseback Agreement simultaneously with the Closing hereunder; and
(xi)    enforce its rights under the Sale Leaseback Agreement Letters in the event of a Financing Failure Event, to the extent such Financing Failure Event results from a breach of the Sale Leaseback Agreement by the Sale Leaseback Purchaser.
(b)     Buyer, upon the written request of Seller, shall keep Seller informed in reasonable detail of the status of its efforts to arrange the Financing and the Sale Leaseback Financing. Buyer shall give Seller prompt notice of any breach or repudiation or other Financing Failure Event, or receipt of a written notice of any anticipated or asserted breach or repudiation or other Financing Failure Event, by any party to the Commitment Letters or the Sale Leaseback Agreement of which Buyer or its Affiliate becomes aware, if such breach or repudiation would reasonably be expected to prevent or delay the Closing Date. Without limiting Buyer’s other obligations under this Section 5.21, if a Financing Failure Event occurs, Buyer shall (i) promptly notify Seller of such Financing Failure Event and the reasons therefor, (ii) in consultation with Seller, use its reasonable best efforts to obtain alternative financing from the same or alternative financing sources (the “Alternative Financing”), in an amount sufficient to pay the Purchase Price at the Closing and consummate the transactions contemplated by this Agreement and otherwise in accordance with Section 5.21(a), as promptly as practicable following the occurrence of such event, and (iii) when obtained, provide Seller with a copy of, a replacement financing commitment, if any, in accordance with Section 5.21(a)(i) that provides for such Alternative Financing, if applicable. Notwithstanding anything herein to the contrary, in no event shall Buyer (in its sole discretion) be required to (i) pay any fees in the aggregate in excess of those contemplated by the Debt Commitment Letter or (ii) agree to terms that are outside of, or less favorable than any terms set forth in the Debt Commitment Letter or the Fee Letter (including any “market flex” provision therein). Seller agrees to provide all reasonable cooperation and assistance reasonably requested by Buyer in connection with the arrangement of any such Alternative Financing on a basis consistent Section 5.22 hereof (as though such Alternative Financing were the Debt Financing and any commitment letter thereunder were the Debt Commitment Letter).
Section 5.22.     Debt Financing Cooperation.
(a)    Seller shall, and shall use all reasonable best efforts to cause its Affiliates and Representatives to, provide such cooperation in connection with the arrangement of the Debt

Financing as is reasonably requested by Buyer; provided that Seller and its Affiliates shall in no event be required to provide such assistance that shall unreasonably interfere with their respective business operations. Such assistance shall include, without limitation, the following, each of which shall be at Buyer’s request with reasonably practicable prior notice and at Buyer’s sole cost and expense:
(i)    furnishing Buyer and its Financing Sources as promptly as practicable with (x) the financial statements and pro forma financial information referred to in the Commitment Letters (as in effect as of the date hereof) and (y) such other pertinent and customary financial and other information customarily delivered in connection with Buyer’s preparation of a customary bank book, confidential information memorandum, lender presentations, business projections and similar documents for financings that are similar to the Debt Financing and other marketing materials customarily used in connection with the syndication of financings that are similar to the Debt Financing reasonably requested by Buyer (including with respect to acquired entities) in order to market, syndicate and consummate the Debt Financing, and promptly provide Parent with any supplements to such information requested by Buyer pursuant to this clause (i);
(ii)    participation by the senior management team of the Business in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (A) assisting in the preparation of a customary bank book, confidential information memorandum, lender presentations, business projections and similar documents (B) a reasonable number of meetings with prospective lenders or debt investors, sessions with rating agencies for the Debt Financing and due diligence sessions and otherwise assisting in marketing efforts related to the Debt Financing including, without limitation, direct contact between senior management and representatives of the Business, on the one hand, and the financing sources, potential lenders and investors for the Debt Financing (including, without limitation, the Financing Sources), on the other hand; (C) providing to Buyer from time to time information regarding the Business reasonably requested by the financing sources (including, without limitation, the Financing Sources) and assisting with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including prospectuses, private placement memoranda, lender and investor presentations, bank information memoranda and similar documents), (D) taking reasonable corporate actions, subject to and only effective upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing; (E) providing customary authorization and/or representation letters in connection with the distribution of the bank information memoranda contemplated by the Debt Commitment Letter to prospective lenders and identifying any portion of the information therein that constitutes material non-public information regarding the Business, Seller or its Subsidiaries; provided that such letters and confirmations expressly state that (x) Seller shall not have any liability of any kind or nature resulting from the use of information in connection with their cooperation with arranging the Debt Financing and (y) the recipient of such letters of authorization shall be entitled to rely only on the representations and warranties contained in the Debt Financing Documents; (F) assisting with the preparation and negotiation of, and facilitating the execution and delivery by the appropriate officers of any Purchased Company of, loan agreements, pledge and security documents and other definitive documents and/or certificates contemplated by the Debt Commitment Letter; (G) have a senior financial officer of any Purchased Company execute and deliver to the Financing Sources a solvency certificate in substantially the form attached to the Debt Commitment Letter; (H) cooperating in the replacement or backstop of any outstanding letters of credit issued for the account of the Business or any Purchased Subsidiaries or any joint venture thereof; (I) furnish Buyer and the Financing Sources at least five Business Days prior to the Closing Date with all documentation and other information with respect to the Business and any Purchased Subsidiaries required by the Debt Commitment Letter required under applicable “know your customer” and anti-money laundering laws, rules and regulations, including the U.S. PATRIOT Act to the extent requested not less than 10 days prior to the Closing Date; (J) consenting to the use of the logos of the Business so long as such use is not reasonably likely to harm or disparage the Business or its reputation, goodwill, products, services, offerings or intellectual property rights; (K) obtaining customary payoff letters and related documents and instruments relating to the repayment of any exiting third party indebtedness for borrowed money required by the Debt Commitment Letter to be repaid on or coincidental with Closing; and (L) supplementing the information covered by this Section 5.22(a)(ii) on a current basis if such supplement is necessary to ensure that such information does not contain an untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading; and
(iii)    taking such actions as are reasonably requested by Buyer or its Financing Sources to facilitate the satisfaction on a timely basis of all Financing Conditions that are within its control.
(b)    Seller will use its reasonable best efforts, and will cause its Subsidiaries to use their reasonable best efforts, to provide to Buyer and its Financing Sources such information as may be necessary so that the information prepared in connection with the Debt Financing (including the marketing thereof) is complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading.
(c)    Seller shall have the right to review and comment on marketing materials related to the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority); provided, that Seller shall communicate in writing their comments, if any, to Buyer and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such materials. Notwithstanding anything in this Section 5.22 to the contrary, neither Seller nor any of its Affiliates shall be required to (i) pay any commitment fee or similar fee, (ii) except in the case of the Purchased Companies following the Closing and the execution of authorization and representation letters referred to in Section 5.22(a)(ii), incur any Liability (or cause their respective directors, officers or employees to incur any Liability) with respect to the cooperation described in this Section 5.22, (iii) approve or enter into any agreement or binding commitment, (iv) provide (or to have any of their respective Representatives provide) any opinions or reliance letters, in each case, with respect to or in connection with the Financing or the Sale Leaseback Financing, or (v) execute or deliver, or take any corporate or other action to adopt or approve, any documents, agreement, certificate or instrument with respect to the Financing, including any pledge or security documents or closing certificates (other than (x) the execution of authorization and representation letters referred to in Section 5.22(a)(ii) and (y) to the extent necessary for the valid and enforceable execution of definitive Financing documentation, such cooperation as is reasonably necessary to facilitate the adoption of resolutions and consents, as applicable); provided that the foregoing clause (y) shall not prevent any of the officers or directors of any Purchased Company who will remain officers and/or directors of a Purchased Company immediately following the Closing from executing documents, agreements, resolutions, certificates and instruments that do not become effective until the Closing.
(d)    Buyer shall indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all Liabilities suffered or incurred in connection with the arrangement of the Debt Financing or the Sale Leaseback Financing or any assistance or activities provided in connection therewith (other than historical information relating to the Business provided by Seller or its Affiliates in writing for the purpose of arranging the Debt Financing); provided, however, that the foregoing shall not apply in Seller’s or its Affiliates’ or other Representatives’ willful misconduct or gross negligence. Buyer shall promptly reimburse Seller and its Affiliates for all documented out-of-pocket third party costs incurred by Seller and its Affiliates in connection with such cooperation.
(e)    Notwithstanding anything to the contrary herein, it is understood and agreed that the condition set forth in Section 8.02(a), as applied to Seller’s obligations under this Section 5.22, shall be deemed to be satisfied unless the Financing or the Sale Leaseback Financing has not been obtained as a result of Sellers’s breach of its obligations under this Section 5.22 to the extent such breach impairs or adversely affects the Financing or the Sale Leaseback Financing, including the execution, timing and pricing or cost thereof, in a material manner. Buyer acknowledges and agrees that obtaining the Financing and the Sale Leaseback Financing are not conditions to Closing. None of Seller or any of its Affiliates shall have any obligations under this Section 5.22 following the consummation of the transactions contemplated hereby.
Section 5.23.     Business Employees. One (1) day prior to the Closing Date, Seller shall provide Buyer a true, correct and complete list of all Business Employees that is accurate as of a date no earlier than three (3) Business Days prior to the Closing Date.
Section 5.24.     Further Assurances. Subject to, and not in limitation of, Section 5.03, Section 5.04, Section 5.05, Section 5.06, Section 5.07 and Section 5.08, each of Buyer and Seller shall use its commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.
Section 5.25.     Estoppel Certificates. After the date hereof, Seller shall prepare and deliver to the lessors under the Leases of the Material Leased Real Property (the “Material Leases”) an estoppel certificate in substantially the form attached hereto as Exhibit G or the form required by such Material Leases, as the case may be, dated within ninety (90) days of the Closing Date and confirming that, to the knowledge of such lessor, the lessee is not in default of its obligations under any such Material Leases (collectively, the “Material Lease Estoppel Certificates”), and shall request that such lessors complete and sign the Material Lease Estoppel Certificates and return them to Seller within ten (10) days after their receipt of the same or within the time period set forth in such Material Lease, as the case may be. In addition, to the extent a Material Lease Estoppel Certificate is not dated within ninety (90) days of the Closing Date, then Buyer shall accept from Seller an estoppel certificate that updates such Material Lease Estoppel Certificate for the period from the expiration of such 90-day period until the Closing Date. Seller shall use commercially reasonable efforts to obtain and deliver to Buyer an executed Material Lease Estoppel Certificate from the lessors under the Material Leases prior to the date that is thirty (30) days after the date hereof (the “Estoppel Outside Date”), but in any event shall deliver the same to Buyer promptly upon receipt thereof and shall deliver the Material Lease Estoppel Certificates for all of the Material Lease Real Property; provided, however, that (x) in no event shall Seller be required to institute legal proceedings against such lessors in connection therewith, and (y) to the extent Seller is unable to obtain Estoppel Certificates for all of the Material Leased Real Property prior to the Closing Date, then, in lieu of the Material Lease Estoppel Certificate, Buyer will accept an estoppel certificate from Seller that covers the matters that would have been covered in the Material Lease Estoppel Certificate (each, a “Seller Estoppel”). In addition to the foregoing, the parties acknowledge and agree that in the event that Seller receives a Material Lease Estoppel Certificate after the Closing Date with respect to any Material Lease Real Property for which a Seller Estoppel was previously delivered, then in such event Buyer shall return to Seller the Seller Estoppel with respect to such Leases.
Section 5.26.     Title Insurance and Surveys. Seller shall use its commercially reasonable efforts to assist Buyer and the Sale Leaseback Purchaser in obtaining the Title Policies in form and substance as set forth in Section 2.08(d) of this Agreement, including, without limitation, removing from title any liens or encumbrances which are not Permitted Liens. Seller shall provide the Title Company with any affidavit, indemnity or other assurances reasonable and customarily requested by the Title Company to issue the Title Policies.
Section 5.27.     Certain Restaurants. The Parties covenant to comply with their respective obligations identified on Schedule 5.27.
Section 5.28.     Lease Consents and Failed Sites. The Parties covenant to comply with their respective obligations identified on Schedule 5.28.
Section 5.29.     Lien Releases
ARTICLE VI
TAX MATTERS
Section 6.01.     Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all excise, sales, use, registration, stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) arising from the transactions contemplated by this Agreement shall be borne and paid one-

half (1/2) by Buyer and one-half (1/2) by Seller when due, and the party required by applicable Law shall file all necessary Tax Returns and other documentation with respect to such Transfer Taxes.
Section 6.02.     Property Taxes for Straddle Tax Periods. All Property Taxes levied (and refunds received) with respect to the Purchased Assets or the assets of any Disregarded Subsidiary Company for the Straddle Tax Period, and all contingent expenses paid to consultants for appealing such Property Taxes, shall be apportioned between Buyer and Seller based on the number of days of such Straddle Tax Period included in the Pre-Closing Tax Period and the number of days of such Straddle Tax Period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period and shall receive any refunds attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Within ten (10) days after the end of each quarter following the Closing Date, each of Buyer and Seller shall present a statement to the other Party setting forth any Property Tax bills received by such Party during the quarter, the amount of contingent expenses (if any) incurred in appealing such Property Taxes and a calculation of the amount of reimbursement to which each Party is entitled under this Section 6.02 for the quarter, taking into account payments for Property Taxes made by Seller prior to Closing, together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other Party within ten (10) days after delivery of such statement. In the event that Buyer or Seller is entitled to reimbursement for an amount paid under this Section 6.02, the applicable Party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a quarterly statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. To the extent either Party or an Affiliate thereof receives a refund of Property Taxes with respect to any Purchased Assets or the assets of any Disregarded Subsidiary Company, such Party shall promptly present a statement to the other Party setting forth the amount of the refund to which each Party is entitled under this Section 6.02, the amount of contingent expenses (if any) incurred in appealing such Property Taxes (to the extent not previously taken into account above), and such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other Party within ten (10) days after delivery of such statement.
Section 6.03.     Cooperation On Tax Matters. Buyer and Seller shall cooperate fully, and Buyer shall cause each of its Affiliates, including the Purchased Companies, to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation, execution and filing of Tax Returns pursuant to Section 6.04(a) and any audit, examination, inquiry, claim for refund, lawsuit, action, claim, arbitration, mediation or other proceeding at law or in equity by or before a Taxing Authority with respect to Taxes relating to the Purchased Assets or of the Purchased Companies with respect to any Pre-Closing Tax Period (each a “Tax Claim”). Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or Tax Claim, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney. Seller and Buyer shall, and Buyer shall cause its Affiliates, including the Purchased Companies, to (a) retain all books and records with respect to Tax matters pertinent to the Business, the Purchased Assets and the operations of the Purchased Companies relating to any Pre-Closing Tax Period for four (4) years following the Closing Date and to abide by all record retention agreements entered into with any Taxing Authority, and (b) to give the other Party reasonable notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Seller and Buyer shall, and Buyer shall cause its Affiliates, including the Purchased Companies, to, allow the other Party to take possession of such books and records. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to transfer to Buyer any Tax Returns or other Tax work papers of Seller or any of the Retained Subsidiaries. Buyer and Seller each agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax (including any Transfer Taxes) that could be imposed, including with respect to the transactions contemplated by this Agreement.
Section 6.04.     Purchased Company Tax Returns and Refunds.
(a)    Seller, at its own cost and expense, shall prepare and file, or cause to be prepared and filed, all Income Tax Returns with respect to the Purchased Companies for any Pre-Closing Tax Period (excluding any Straddle Period) that are required to be filed after the Closing Date and shall pay any Income Taxes reflected as due on such Income Tax Returns. Seller shall submit all standalone Income Tax Returns of the Purchased Companies to Buyer (together with schedules, statements and, to the extent reasonably requested by Buyer, supporting documentation) at least thirty (30) days prior to the due date (including any applicable extension) of such return for review, comment and approval (such approval not to be unreasonably withheld, conditioned or delayed). Seller shall make any changes to any such Income Tax Returns that are reasonably requested by Buyer at least ten (10) days prior to the applicable due date (including any applicable extension) of such return. Seller shall submit to Buyer pro forma federal Income Tax Returns of the Purchased Companies and, as requested by Buyer, shall prepare and submit to Buyer pro forma state Income Tax Returns of the Purchased Companies in states where unitary or consolidated returns are filed (together with schedules, statements and, to the extent reasonably requested by Buyer, supporting documentation) at least thirty (30) days prior to the due date (including any applicable extension) of such return for review and comment, and Seller shall consider in good faith any changes to such pro forma Income Tax Returns that are reasonably requested by Buyer at least ten (10) days prior to the applicable due date (including any applicable extension) of such return.
(b)    Buyer shall prepare and file, or cause to be prepared and filed when due (taking into account any extensions of a required filing date) all other Tax Returns of the Purchased Companies with respect to a Pre-Closing Tax Period or a Straddle Tax Period that are required to be filed after the Closing Date (each a “Pre-Closing Buyer-Filed Tax Return”). Unless otherwise required by applicable Law, any Pre-Closing Buyer-Filed Tax Return shall be prepared in a manner consistent with past practice and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent reasonably requested by Seller, supporting documentation) at least thirty (30) days prior to the due date (including any applicable extension) of such return. Seller shall have the right to review, comment on and approve (such approval not to be unreasonably withheld, conditioned or delayed) all Pre-Closing Buyer-Filed Tax Returns, and, unless otherwise required by applicable Law, Buyer shall make any changes to any such Pre-Closing Buyer-Filed

Tax Returns that are reasonably requested by Seller at least ten (10) days prior to the applicable due date (including any applicable extension) of such return. With respect to Taxes (other than Property Taxes, which shall be allocated in accordance with Section 6.02) of the Purchased Companies relating to a Straddle Tax Period, the portion of such Taxes attributable to the Pre-Closing Tax Period and the Post-Closing Tax Period will be determined as though the taxable year of each Purchased Company terminated at the close of business on the Closing Date.
(c)    Except to the extent otherwise required under applicable Law, no Income Tax Return or any other material Tax Return of any Purchased Company shall be amended for a Pre-Closing Tax Period or a Straddle Tax Period without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding any other provision of this Agreement, with respect to all other Tax Returns of a Purchased Company for a Pre-Closing Tax Period or a Straddle Tax Period, Seller shall not be liable for any Taxes or increased Tax Liability incurred as a result of an amendment by Buyer or its Affiliates of such other Tax Return of any Purchased Company unless, for the avoidance of doubt, required under applicable Law or with respect to an amendment for which Seller’s consent was sought pursuant to the preceding sentence.
(d)    Buyer shall pay or cause to be paid to Seller any refund (whether such refund arises by way of payment, credit, offset or reduction in Tax Liability) of Taxes with respect to a Pre-Closing Tax Period (except to the extent such refund is attributable to any Tax attribute arising in a Post-Closing Tax Period) and statutory interest thereon (any such refund, a “Pre-Closing Tax Refund”) that is received by Buyer, any Affiliate of Buyer or the Purchased Companies and that is attributable to Taxes of the Purchased Companies paid by Seller, the Purchased Companies or any predecessor or Affiliate of Seller no later than ten (10) days following receipt of such refund, in each case net of any Taxes imposed thereon and any corresponding Damages associated with collecting or receiving such refunds.
Section 6.05.     Buyer Covenants. Unless otherwise required by applicable Law, Buyer covenants that it shall not cause or permit any Purchased Company to make any election under Section 338(g) of the Code for any of the Purchased Companies.
Section 6.06.     Tax Sharing. Any and all existing Tax Sharing Agreements, except for this Agreement, between any Purchased Company and any member of the Seller Group shall be terminated as of the Effective Time. After such date none of the Purchased Companies, Seller and any Affiliate of Seller shall have any further rights or liabilities thereunder.
Section 6.07.     Tax Claims.
(a)    If any Party receives a notice of a Tax Claim relating to the Purchased Assets or a Purchased Company which could reasonably impact the Taxes or Tax position of the Party not receiving such notice, the Party receiving notice of such a Tax Claim shall notify the other party within fifteen (15) days of receipt of notice; provided, that the failure to timely provide such notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b)    With respect to any Tax Claim relating to Taxes for a Tax period ending on or prior to the Closing Date, Seller shall have control of the conduct and defense of such Tax Claim (including selection of counsel) at its own expense; provided, however, that Buyer shall be able to participate, at its own expense, in the conduct and defense of any Tax Claim (i) in the case of an Income Tax Claim arising in connection with an Income Tax Return of any consolidated, affiliated, combined or unitary group that includes Seller or the Retained Subsidiaries, to the extent such Income Tax Claim is primarily related to any of the Purchased Companies, and Buyer’s participation shall be limited only to the portion of the Income Tax Claim that is related to a Purchased Company, (ii) to the extent relating to Income Taxes of a Purchased Company not arising in connection with an Income Tax Return of any consolidated, affiliated, combined or unitary group that includes Seller or the Retained Subsidiaries or (iii) to the extent relating to Taxes other than Income Taxes. With respect to Tax Claims relating to Taxes for Straddle Tax Periods, Buyer and Seller shall jointly control such Tax Claim. A Party shall promptly notify the other Party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Section 6.07(a) and the other Party shall thereupon be permitted to defend and settle such Tax Claim at its own expense. Notwithstanding anything to the contrary in this Section 6.07(a), the Party controlling any Tax Claim relating to Income Taxes for a Tax period ending on or prior to the Closing Date or for a Straddle Period shall not settle such Tax Claim without the other Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.
Section 6.08.     Headquarters. If Buyer locates the corporate headquarters of the Business in the State of Florida, then for a period of five years beginning on the date of this Agreement (the “FTE Payment Period”), Seller agrees to pay to Buyer at the end of each calendar year an amount equal to $400 times the number of full time equivalent employees employed by Buyer at the corporate headquarters of the Business in the State of Florida (each, a “Business FTE”) during such calendar year.  At the option of Buyer, the FTE Payment Period may be shortened from five years to three years. During the FTE Payment Period, Buyer shall not pursue any corporate headquarters employment-based incentives in the State of Florida without the written consent of Seller (which consent shall only be withheld to the extent that Seller in its good faith determination expects to be adversely affected by such pursuit).  The number of Business FTEs shall be calculated in a manner consistent with the calculation under Seller’s Capital Investment Tax Credit agreement with the State of Florida, as jointly determined by Seller and Buyer.  For the period beginning on the Closing Date and ending on December 31, 2028, Buyer shall provide to Seller, within thirty (30) days after the end of each fiscal month, a list of all full-time and part-time employees employed by Buyer at the corporate headquarters of the Business in the State of Florida during such fiscal month and such list shall include the following information with respect to each employee: (i) employee identification number, (ii) date employed by Buyer, (iii) date terminated by Buyer (if applicable), (iv) hours worked during the fiscal month by non-exempt employees and (v) wages earned during the fiscal month (including overtime and bonuses).  For the period beginning on the Closing Date and ending on December 31, 2028, Buyer shall provide to Seller, within thirty (30) days after the end of each calendar year, an annual report summarizing the above information, confirming that the data presented is accurate and listing the reemployment assistance number under which the Business FTE’s are reported by Buyer to the State of Florida.

Section 6.09.     Post-Closing Actions. Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable for (a) any Taxes attributable to the Post-Closing Tax Period (except to the extent attributable to (i) a breach of a representation contained in Sections 3.20(h), 3.20(j) or 3.20(n), (ii) any Liability of Seller pursuant to Section 9.02(a)(iii)(C) or (iii) a breach of any other covenant contained in this Agreement), (b) any Taxes attributable to or resulting from any action of Buyer after the Effective Time on the Closing Date or (c) any Taxes resulting from the Sale Leaseback Transaction that would not have been imposed on Seller, any Retained Subsidiary or any Affiliate of the foregoing had the Sale Leaseback Transaction not occurred and instead had the Purchased Assets that would otherwise have been sold to the Sale Leaseback Purchaser in the Sale Leaseback Transaction been sold directly to Buyer or one of Buyer’s Affiliates; provided, that, for the avoidance of doubt, nothing in this Section 6.09 shall limit the Buyer Indemnitees’ ability to be indemnified for any Excluded Liabilities (including with respect to Taxes) pursuant to Section 9.02(a)(vii).
Section 6.10.     Overlap Provisions. In the event of any conflict or overlap between the provisions of this Article VI and Article IX, the provisions of this Article VI shall control.
ARTICLE VII
EMPLOYEE MATTERS
Section 7.01.     Employees.
(e)    Buyer shall (or shall cause its Subsidiaries to) make an offer of employment (an “Offer”) to each Business Employee, effective as of the Closing Date and subject to such Business Employee remaining actively employed through the Closing Date.  Such Offers shall be for a reasonably comparable position as compared to the position held immediately prior to the Closing Date and shall be on the terms set forth in this Section 7.01 and Section 7.02.  For this purpose, a Business Employee will be considered “actively employed” if, immediately prior to the Closing Date, such employee is either actively at work or absent from work on account of paid time-off, vacation, sick leave or similar temporary absence, but will not be “actively employed” if such individual is not actively at work due to any other reason.  For restaurant-based Business Employees, such Offers may be provided in the form of a “welcome letter” or similar communication.  For all other Business Employees, such Offers shall be provided in writing no less than seven (7) days prior to the Closing Date in the form of an individual confirmation of employment transfer notice prepared by Buyer.  Buyer will provide Seller with a draft sample confirmation of employment transfer notice a reasonable period of time prior to such notice being provided and will reasonably consider any comments provided by Seller. Unless a written acceptance of an offer of employment is required by Law, any Business Employee who (i) has received such an Offer in the applicable form described above, (ii) remains actively employed through the Closing Date, (iii) has not specifically declined such offer, and (iv) actually commences employment with the Buyer or its applicable Subsidiary on the Closing Date (or his or her first regularly-scheduled day of employment following the Closing Date or in the event of an un-scheduled absence from work, reasonably promptly thereafter) shall be deemed (A) to have accepted such offer and (B) to have terminated employment with the Seller on the Closing Date.  Until the Closing Date, Buyer shall keep the Seller informed of any rejections of such Offers in a timely manner.

(f)    With respect to any Business Employee who is not actively employed as of the Closing Date (each an “Inactive Employee”) but presents himself or herself for commencement of active employment within six (6) months of Closing or such later date with respect to which such Business Employee has a legal right for reemployment, reinstatement or reactivation, Buyer shall offer employment to each such Inactive Employee effective on the first date such Inactive Employee returns to work. Buyer acknowledges that that the terms of reemployment, reinstatement or reactivation of an Inactive Employee who is on approved leave under the Family and Medical Leave Act of 1993, as amended, the Uniformed Services Employment and Reemployment Rights Act of 1994, as amended, or any similar Law relating to reemployment, reinstatement or reactivation rights for employees on leave of absence immediately prior to the Closing Date shall be governed by such Laws.
(g)    Business Employees who accept (or are deemed to have accepted, as applicable) an Offer and who commence employment with Buyer (or a Subsidiary of Buyer) are collectively referred to herein as the “Transferred Employees”; provided that Inactive Employees shall not be considered a Transferred Employee until such Inactive Employee actually commences active employment with Buyer (or a Subsidiary of Buyer). Transferred Employees who are based primarily inside the United States shall collectively be the “U.S. Transferred Employees.”
(h)    Buyer shall provide any notices to the Transferred Employees that may be required under any applicable Law, including the WARN Act or any similar Law, with respect to events that occur after the Closing and Buyer shall not take any action within the first ninety (90) days after the Closing that would cause any termination of employment of any employees by Seller or any of its Subsidiaries that occurs on or before the Closing to constitute a “plant closing” or “mass layoff” under the WARN Act or any similar Law, without Buyer satisfying all resultant Liabilities that arise under the WARN Act or any similar Law; provided that after the Closing, promptly following a reasonable request therefor, Seller shall provide Buyer with such information as is reasonably necessary to allow Buyer to satisfy its obligations under this Section 7.1(d).
Section 7.02.     Compensation and Benefits.
(i)    Buyer agrees that for a period of twelve (12) months after the Closing Date (the “Relevant Period”), it shall provide (or cause its Subsidiaries to provide) each Transferred Employee with (i) an annual base salary or wage rate that is the same as or greater than his or her annual base salary or wage rate in effect immediately prior to the Closing (as adjusted to reflect salary increases to be made in connection with the transactions contemplated by this Agreement as set forth on Schedule 5.01(n)(iv)),  and (ii) incentive compensation opportunities that are substantially comparable in the aggregate as compared to his or her ordinary course target short and long term incentive compensation opportunities  in effect immediately prior to the Closing, it being understood that such incentive compensation need not be provided by Buyer to the Transferred Employees in the form of equity or equity-based awards and that Buyer will have discretion to determine the relevant performance goals.  Following the date of this Agreement, if requested by Buyer, Seller shall reasonably cooperate with Buyer to determine with respect to each Transferred Employee the amount of value required to be provided by Buyer pursuant to the foregoing commitment.  In addition, Buyer agrees that (i) if not implemented prior to the Closing, it shall provide (or cause its Subsidiaries to provide) to the Transferred Employees annual performance-based salary or wage increases based on fiscal year 2014 performance (such increases expected to take effect in August 2014) in amounts consistent with past practice in all material respects and consistent with estimates of such increases provided to Buyer prior to the date hereof and set forth on Schedule 5.01(n)(iii), and (ii) during the Relevant Period, it shall provide (or cause its Subsidiaries to provide) to each Transferred Employee benefits that are, in the aggregate, substantially comparable to those provided to such employee under the Employee Plans set forth on Schedule 3.17(a) immediately prior to the date of this Agreement (excluding stock purchase, defined benefit pension, post-employment welfare arrangements or the RARE Hospitality International, Inc. Deferred Compensation Plan).
(j)    The Seller shall take all actions reasonably necessary to establish on or prior to the Closing Date a plan intended to comply with Sections 401(a) and 401(k) of the Code (the “RL Savings Plan”). The RL Savings Plan shall be the result of an amendment to and spin-off from the Darden Savings Plan of non-ESOP and non-employer stock account balances of Business Employees, and the participants in the RL Savings Plan shall consist solely of Business Employees. Seller will retain all accounts under the Darden Savings Plan that hold common stock of Darden Restaurants, Inc. and will not offer common stock of Darden Restaurants, Inc. as an investment option under the RL Savings Plan. Seller and Buyer shall take all actions necessary to have Buyer assume sponsorship of the RL Savings Plan, effective as of the Closing Date, including assuming all assets (held in trust), liabilities and obligations under, in connection with or relating to the RL Savings Plan, subject to rights to indemnification under this Agreement; provided that Seller will retain all liabilities with respect to any breaches of fiduciary duty that have occurred prior to the Closing with respect to the RL Savings Plan or its predecessor plan, the Darden Savings Plan. Buyer shall be responsible for the preparation and filing of any annual reports relating to plan years that include the Closing Date; provided, however, that, with respect to pre-Closing periods, Seller shall furnish Buyer with such information concerning the RL Savings Plan as is reasonably necessary to prepare such reports and applicable nondiscrimination testing. Seller shall continue to manage the RL Savings Plan in a manner that is consistent with past practice, including with respect to investment of assets, subject to fiduciary obligations, until the Closing Date. Seller shall make contributions for its fiscal year ending in 2014 to the Darden Restaurants, Inc. Flexcomp Plan (the “Flexcomp Plan”) on behalf of Business Employees at the same time Seller makes contributions for its fiscal year ending in 2014 on behalf of its other employees and the determination of Closing Date Net Working Capital shall take into account a reasonable accrual for contributions for Seller’s fiscal year ending in 2015 to the Flexcomp Plan on behalf of Business Employees with respect to all periods of participation during Seller’s fiscal year ending in 2015 through the Closing Date, in each case determining such contribution amounts on a good faith basis, disregarding any eligibility requirements for receiving such contributions that would otherwise require the Business Employees to remain employed by Seller or its Affiliates through the last day of any respective contribution period. Without limiting its obligations under Section 7.02(a), Buyer shall give such Business Employees credit for such amounts taken into account in determining Closing Date Net Working Capital under a non-qualified retirement plan that Buyer adopts for the benefit of such Business Employees or shall payout such amounts to such Business Employees following the Closing. The determination of Closing Date Net Working Capital shall take into account a reasonable accrual for matching and retirement plus contributions to be made on behalf of Business Employees under the

RL Savings Plan (as successor to the Darden Savings Plan with respect to such Business Employees) on a pro-rata basis with respect to all periods of participation through the Closing Date, determining such matching and retirement plus contribution amounts in good faith on a basis that is consistent with the employer contributions historically made by Seller or its Affiliates under Darden Savings Plan for its other similarly situated employees, disregarding any eligibility requirements for receiving such contributions that would otherwise require the Transferred Employees to remain employed by Seller or its Affiliates through the last day of the respective contribution period and, without limiting its obligations under Section 7.02(a), Buyer will contribute such matching and retirement plus contributions to the RL Savings Plan following the Closing Date, in the ordinary course of business consistent with past practice in accordance with the terms of such plan.
(k)    Buyer shall grant (or cause its Subsidiaries to grant) each Transferred Employee credit for years of prior service with Seller or any of its Affiliates or their respective predecessors for eligibility and vesting purposes under each employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) sponsored or maintained by Buyer or any of its Subsidiaries, and for the purposes of determining future accrued vacation or paid time off or severance amounts, to the same extent such service was recognized for similar purposes under the Employee Plans prior to the Closing; provided, however, that such credit shall not result in a duplication of benefits. Buyer and Seller agree to cooperate and exchange such information as is necessary to avoid any such duplication of benefits.
(l)    As of 12:01 am U.S. eastern time on the Closing Date, or, with respect to any Inactive Employee who becomes a Transferred Employee, the time of commencement of employment with Buyer or its Subsidiaries (the “Transfer Time”), each Transferred Employee participating in any Employee Plan that is a health and welfare benefit plan (each, a “Seller Welfare Plan”) shall cease to be eligible to participate in such Seller Welfare Plans and Buyer shall permit such Transferred Employee to commence participation in health and welfare benefit plans that shall be maintained, administered or contributed to, as applicable, as of the Transfer Time by Buyer and its Subsidiaries. Seller shall be responsible for claims incurred under a Seller Welfare Plan (in accordance with such plan) for Transferred Employees and their beneficiaries and dependents prior to the Transfer Time. All health and welfare benefit claims incurred for Transferred Employees and their beneficiaries and dependents under the welfare plans sponsored by Buyer or its Affiliates (the “Buyer Welfare Plans”) at or after the Transfer Time shall be the responsibility of Buyer and its Affiliates. For purposes of this Section 7.02(c), claims shall be deemed to be incurred in accordance with the terms of the applicable Seller Welfare Plans. Prior to the Closing Date, the Seller shall provide such reasonable assistance as Buyer may request to facilitate and support the establishment of the Buyer Welfare Plans, including, as requested, using commercially reasonable efforts to provide access to and to negotiate with the current vendors or suppliers of or to the Seller Welfare Plans and to support the preparation, as necessary, of plan documents and related materials for the Seller Welfare Plans are substantially similar to the existing Seller Welfare Plans. As of the Transfer Time, Buyer shall assume sole responsibility for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA and the regulations thereunder (“COBRA”) with respect to the Transferred Employees and any of their dependents and beneficiaries, including with respect to the Transferred Employees and their dependents and beneficiaries who are “M&A Qualified Beneficiaries” within the meaning of COBRA and incur a

“qualifying event” within the meaning of COBRA in connection with the transactions contemplated by this Agreement.
(m)    Buyer shall (or shall cause its Subsidiaries to) use commercially reasonable efforts to: (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any health and welfare plans in which such Transferred Employees are eligible to participate after the Closing to the extent that such limitations were waived or satisfied or did not apply under the applicable Seller Welfare Plan; and (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Transfer Time in satisfying any applicable deductible or out-of-pocket requirements under any health benefit plans in which such Transferred Employees are eligible to participate after the Closing Date.
(n)    Buyer shall (or shall cause its Subsidiaries to) have in effect Buyer Welfare Plans that are medical and dependent care flexible spending account plans (the “Buyer FSA Plans”) that will provide benefits to Transferred Employees who participate in Seller’s medical and dependent care flexible spending account plans as of immediately prior to the Transfer Time (the “Seller FSA Plans”). For the remainder of the plan year in which the Transfer Time occurs, each U.S. Transferred Employee shall continue to have payroll deductions made as most recently elected by him or her under the applicable Seller FSA Plan. On and after the Transfer Time, Buyer shall assume and be solely responsible for all eligible claims for reimbursement by Transferred Employees for claims incurred in 2014, whether incurred prior to, on or after the Transfer Time, that have not been paid in full as of the Transfer Time, which claims shall be paid pursuant to and under the terms of the Buyer FSA Plans. The determination of Closing Date Net Working Capital shall include a net asset or Liability for the net aggregate account balances of the Transferred Employees under the Seller FSA Plans, determined as of the Closing Date. As soon as reasonably practicable following the Closing, Seller will provide Buyer with such information, including the FSA account balance so transferred, FSA claims previously paid in 2014 and payroll deduction elections, as may be reasonably necessary for Buyer to comply with this Section 7.02(f). This Section 7.02(e) shall be interpreted and administered in a manner consistent with Rev. Rul. 2002-32.
(o)    Buyer shall, or shall cause its Subsidiaries to (i) provide severance benefits to any Transferred Employee who is laid off or whose employment is otherwise involuntarily terminated by the Buyer or its Subsidiaries without cause during the Severance Protection Period in an amount that is equal to the greater of the severance benefits (including severance payments and continued health coverage) as set forth on Schedule 7.2(g)(i) or (ii) solely with respect to the employees set forth on Schedule 7.2(g)(ii) (if they become Transferred Employees), unless such employees consent to receive severance provided under employment agreements that supersede the payment of severance pursuant to this paragraph and Seller is a beneficiary of releases under such employment agreements that are reasonably satisfactory to Seller (with Seller’s approval not to be unreasonably withheld), provide severance benefits equal to or greater than the severance payments set forth on Schedule 7.2(g)(ii) upon an termination without “Cause” or resignation for “Good Reason” as defined on Schedule 7.02(g)(ii) (provided that such definitions of Cause and Good Reason shall not apply to or be triggered by any changes effected in connection with Buyer’s hiring or employment of such Transferred Employees in connection with the transactions contemplated by this Agreement (including that such Persons will no longer have duties and responsibilities with respect to multiple business segments or divisions); provided, further, that in no event shall Buyer or its Subsidiaries be obligated to provide any severance benefits in violation of applicable Law. For purposes of the foregoing, Severance Protection Period means (i) with respect to the employees set forth on Schedule 7.02(g)(ii), 24 months following the Closing Date and (ii) with respect to all other Transferred Employees, the Relevant Period.
(p)    Subject to Seller’s indemnification obligations under Section 9.02(a)(v), Buyer shall be responsible for all claims for workers’ compensation benefits that are incurred prior to the Transfer Time by any any current or former employee of the Business, including any Business Employee (“Pre-Closing Workers Compensation Claims”).  In addition, Buyer and its Affiliates shall be responsible for all claims for workers’ compensation benefits that are incurred on or after the Transfer Time by any Transferred Employee (“Post-Closing Workers Compensation Claims”).  A claim for workers’ compensation benefits shall be deemed to be incurred when the injury, illness or event giving rise to the claim (a “Workers Compensation Event”) occurs.  If the Workers Compensation Event occurs over a period both preceding and following the Transfer Time, a portion of the claim shall be considered a Pre-Closing Workers Compensation Claim and a portion of the claim shall be considered a Post-Closing Workers Compensation Claim, in each case based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Transfer Time.
Section 7.03.     Vacation and Other Paid Time Off. Buyer (or its Subsidiary) shall assume any accrued but unused vacation or other paid-time off (“PTO”) as of the Transfer Time for each Transferred Employee, provided that the foregoing shall not apply with respect to (i) hourly Transferred Employees in the jurisdictions identified on Schedule 7.03 and (ii) salaried Transferred Employees in the jurisdictions identified on Schedule 7.03 who do not consent to the transfer of PTO to the Buyer (or its Subsidiaries) and determination of Closing Date Net Working Capital shall take such PTO that is assumed by Buyer (or its Subsidiary) into account. For such Transferred Employees in the jurisdictions identified in Schedule 7.03, Seller shall be responsible for all PTO that is accrued as of the Transfer Time and shall pay such Transferred Employees their PTO account balances as soon as reasonably practicable following the Closing.
Section 7.04.     Accrued Compensation. Except as provided in Section 7.03, or as otherwise provided under applicable Law, Seller shall retain all Liabilities to pay all Transferred Employees all wages, salaries, commissions and similar compensation earned or accrued through the Transfer Time and all incentive or bonus obligations with respect to applicable performance periods that have ended prior to the Closing Date, and Buyer shall have no Liability for any unpaid wages, salaries, commissions or similar compensation earned prior to the Transfer Time for Transferred Employees and all incentive or bonus obligations with respect to applicable performance periods that have ended prior to the Closing Date, and Seller shall pay such Transferred Employees all such earned or accrued compensation as soon as reasonably practicable following the Closing. Except with respect to any amounts payable for an applicable performance period that has ended prior to the Closing Date, as of the Closing Date, Buyer will assume all obligations to each Business Employee pursuant to any annual or other short-term cash incentive or bonus Employee Plan set forth on Schedule 7.04 covering such Business Employee as of the Closing Date. Consistent with the Buyer’s obligations under this Section 7.04, the Buyer shall, or shall cause its Subsidiaries to, pay the Transferred Employees incentive compensation on the same basis as in effect prior to the Closing Date for the applicable performance measurement period which includes the Closing Date. As of the Closing, Buyer will assume, with respect to each Transferred Employee, all obligations with respect to tuition reimbursement or similar benefits for all in-process or completed courses not yet reimbursed by Seller and will pay such benefits to the applicable Transferred Employee in a manner consistent with the terms of the corresponding Employee Plan. The determination of the Closing Date Net Working Capital shall take into account reasonable accruals for such incentive, bonus and tuition reimbursement amounts.
Section 7.05.     Employee Communications. Seller and Buyer shall reasonably cooperate in communications with Business Employees with respect to employee benefit plans maintained by Seller or Buyer and with respect to other matters arising in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, until the Closing Date, Buyer shall consult with Seller and obtain Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing any communications to any Business Employee, whether relating to employee benefits, terms of employment or otherwise and shall provide Seller with advance copies of, and a reasonable opportunity to comment on (and shall consider in good faith all such comments), all material communications to any Business Employee relating to post-Closing employment, employee benefits, terms of employment and similar matters.
Section 7.06.     Acknowledgement. Buyer and Seller acknowledge and agree that nothing contained in this Article VII shall be construed to limit in any way the ability of Buyer or its Subsidiaries to terminate the employment of any Transferred Employee from and after the Transfer Time[; provided that such termination is in accordance with Law and subject to Section 7.02(f)].
Section 7.07.     No Third Party Beneficiaries. Without limiting the generality of Section 11.08, nothing in this Article VII, express or implied, is intended to confer any rights, benefits, remedies, obligations or liabilities under this Agreement upon any Person (including any Transferred Employees) other than the Parties to this Agreement and their respective successors and assigns to continued employment or any severance or other benefits from Seller, Buyer or any of their respective Affiliates. Nothing contained in this Article VII shall be construed as an amendment to any Employee Plan or employee benefit plan or a limitation on the rights of Seller, Buyer or any of their respective Subsidiaries and Affiliates to amend, modify or terminate, either before or after Closing, any employee benefit plan, or is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.
Section 7.08.     Section 409A
Section 7.09.     Payroll. For U.S. Transferred Employees, pursuant to IRS Revenue Procedure 2004-53, Buyer and Seller shall apply the “standard” method for purposes of employee payroll reporting.
Section 7.10.     Cooperation. Each of Buyer and Seller recognize it to be in the best interests of the Parties hereto and their respective employees that the transactions in this Article VII be effected in an orderly manner and agree to devote their reasonable best efforts and to cooperate fully in complying with the provisions of this Article VII. Without limiting the generality of the foregoing, each of the Parties agree to execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purpose of this Article VII and to facilitate the transactions referred to in this Article VII.
ARTICLE VIII
CONDITIONS TO CLOSING
Section 8.01.     Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may be waived by the Parties:
(q)    any applicable waiting period under the HSR Act and applicable Canadian competition Laws relating to the transactions contemplated hereby shall have expired or been terminated; and
(r)    no Law enacted, entered, promulgated, enforced or issued by any Governmental Authority shall be in effect restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement (each, a “Closing Legal Impediment”).
Section 8.02.     Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is also subject to the satisfaction of the following conditions, any one or more of which may be waived by Buyer:
(e)    Seller shall have performed in all material respects all of its obligations and agreements hereunder required to be performed by it on or prior to the Closing;
(f)    The Fundamental Representations shall be true and correct in all but de minimis respects at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct in all but de minimis respects only as of such date), in each case, without giving effect to materiality, material adverse effect or Material Adverse Effect qualifications. All other representations and warranties of Seller contained in Article III of this Agreement, without giving effect to materiality, material adverse effect or Material Adverse Effect qualifications, shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;
(g)    Seller shall have delivered to Buyer a certificate signed by an officer of Seller, dated the Closing Date, certifying that the conditions specified in Section 8.02(a) and Section 8.02(b) have been fulfilled; and

(h)    since the date of this Agreement, there has not been a Material Adverse Effect that is continuing.
Section 8.03.     Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is also subject to the satisfaction of the following conditions, any one or more of which may be waived by Seller:
(c)    Buyer shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Closing;
(d)    the representations and warranties of Buyer contained in Article IV of this Agreement, without giving effect to materiality or similar qualifications, shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to, individually or in the aggregate, adversely affect Seller in any material respect or otherwise interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby; and
(e)    Buyer shall have delivered to Seller a certificate signed by an officer of Buyer, dated the Closing Date, certifying that the conditions specified in Section 8.03(a) and Section 8.03(b) have been fulfilled.
ARTICLE IX
INDEMNIFICATION
Section 9.01.     Survival. The representations and warranties of the Parties and all covenants and agreements which by their terms are to be performed at or prior to the Closing contained in this Agreement and in any certificate delivered by any of the Parties at Closing shall survive the Closing for a period of fifteen (15) months after the Closing Date; provided that: (x) the representations and warranties contained in Section 3.17 (Employee Benefit Plans) and Section 3.20 (Taxes) shall survive until sixty (60) days after the expiration of the applicable statute of limitations; (y) the representations and warranties contained in Section 3.18 (Environmental Compliance) shall survive for a period of sixty (60) months after the Closing Date; and (z) the Fundamental Representations and the representations and warranties contained in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization) and Section 4.09 (Finders’ Fees) shall survive for the applicable statute of limitations period. All of the covenants contained in this Agreement that by their nature are required to be performed after the Closing shall survive the Closing until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance. Notwithstanding the preceding two sentences, any breach or inaccuracy of any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if written notice in accordance with Section 9.03 of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.01 shall govern when any such claim may be brought and, except in the case of clause (x) of the first sentence of this Section 9.01, shall replace and supersede any statute of limitations that may otherwise be applicable.
Section 9.02.     Indemnification.
(f)    Subject to the provisions of this Article IX, effective at and after the Closing, Seller agrees to indemnify Buyer and its Affiliates (including, after the Closing, the Purchased Companies), directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Buyer Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Buyer Indemnitee arising out of or relating to:
(i)    any breach of any representation or warranty of Seller in Article III or Schedule 3.24 of this Agreement or any other Transaction Document (other than the Transition Services Agreement, the Intellectual Property License Agreement, the Gift Card Agreement and the Software License Agreement) or any such representation or warranty being untrue or inaccurate as of the Closing Date (as if remade in haec verba on the Closing Date, except to the extent expressly made as of an earlier date, in which case as of such date);
(ii)    any breach of any covenant or agreement made or to be performed by Seller pursuant to this Agreement or any other Transaction Document (other than the Transition Services Agreement, the Intellectual Property License Agreement, the Gift Card Agreement and the Software License Agreement);
(i)    except to the extent taken into account in the final determination of Closing Date Net Working Capital, (A) any and all Taxes (or the non-payment thereof) of the Purchased Companies, the Purchased Assets or the Business for all Pre-Closing Tax Periods, (B) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any Purchased Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any corresponding or similar state, local, or non-U.S. law or regulation), and (C) any and all Taxes of any Person imposed on the Purchased Assets or the Purchased Companies as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing Date;
(ii)    (a) Liabilities with respect to the Actions set forth on Schedule 3.10 under the heading “Employment-Related Actions” (other than the Bluet Matter) to the extent such Liabilities exceed $500,000 in the aggregate;
(iii)    Liabilities with respect to (a) all public liability claims that are incurred by the Seller prior to Closing (which, for the avoidance of doubt, includes all claims set forth on Schedule 3.10 under the heading “Litigation - Insured”) and (b) all Pre-Closing

Workers Compensation Claims to the extent that the aggregate amount of such Liabilities described in this clause (v) exceed the Claims Amount;
(iv)    Liabilities arising from (a) any third party claim by any landlord party to any Lease or the counterparty to any Assumed Contract to the extent such Lease or Assumed Contract is breached by Seller as a result of the assignment of such Lease or Assumed Contract in connection with the transactions contemplated hereby without obtaining the consent of such landlord or counterparty in accordance with the terms hereof or (b) any sanction or penalty by any Governmental Authority as a result of any transfer of any Assigned Liquor License or any Assigned Permits in accordance with the terms hereof without the approval of such Governmental Authority; or
(v)    without duplication, any Excluded Liability;
provided that (A) with respect to indemnification by Seller pursuant to Section 9.02(a)(i), Seller shall not be liable for any breach of any representation or warranty of Seller (1) attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Damages actually incurred by the Buyer Indemnitees for such breach exceeds $50,000 (the “Seller Mini-Basket”) and (2) unless the aggregate amount of Damages incurred by the Buyer Indemnitees for all such breaches exceeds $7,500,000 (the “Seller Deductible”), and then only to the extent such aggregate Damages exceed such amount; and (B) in no event shall Seller’s aggregate Liability arising out of or relating to Section 9.02(a)(i) exceed $60,000,000 (the “Seller Cap”), provided, further, that neither the Seller Mini-Basket, the Seller Deductible nor the Seller Cap shall apply to any single item, or group of related items, that results in Damages incurred by the Buyer Indemnitees arising out of or relating to the breach of any Fundamental Representation or the representations and warranties contained in Section 3.14(a) and Section 3.20, which, in each case, the Buyer Indemnitees shall be entitled to recover in their entirety; provided, further, that neither the Seller Mini-Basket nor the Seller Deductible shall apply to any single item, or group of related items, that results in Damages incurred by the Buyer Indemnitees arising out of the representations and warranties contained in Section 3.14(b). For the avoidance of doubt, the fact that any Damages constitute, or otherwise arise out of or relate to an Assumed Liability shall not limit the rights of any Buyer Indemnitee to indemnification under this Section 9.02(a).
(g)    Subject to the provisions of this Article IX, effective at and after the Closing, Buyer agrees to indemnify Seller and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Seller Indemnitee arising out of or relating to:
(i)    any breach of any representation or warranty of Buyer in this Agreement or any other Transaction Document (other than the Transition Services Agreement, the Intellectual Property License Agreement, the Gift Card Agreement and the Software License Agreement);
(ii)    any breach of any covenant or agreement made or to be performed by Buyer pursuant to this Agreement or any other Transaction Document (other than the

Transition Services Agreement, the Intellectual Property License Agreement, the Gift Card Agreement and the Software License Agreement); or
(iii)    without duplication, any Assumed Liability or any Liability of a Purchased Company;
provided that (A) with respect to indemnification by Buyer pursuant to Section 9.02(a)(i), Buyer shall not be liable for any breach of any representation or warranty of Buyer (1) attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Damages actually incurred by the Seller Indemnitees for such breach exceeds $50,000 and (2) unless the aggregate amount of Damages incurred by the Seller Indemnitees for all such breaches exceeds $7,500,000 (the “Buyer Deductible”), and then only to the extent such aggregate Damages exceed such amount; and (B) in no event shall Buyer’s aggregate Liability arising out of or relating to Section 9.02(a)(i) exceed $60,000,000 (the “Buyer Cap”), provided, further, that neither the Buyer Deductible nor the Buyer Cap shall apply to any single item, or group of related items, that results in Damages incurred by the Seller Indemnitees arising out of or relating to the breach of any of the representations and warranties contained in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization) and Section 4.09 (Finders’ Fees), which, in each case, the Seller Indemnitees shall be entitled to recover in their entirety. For the avoidance of doubt, the fact that any Damages constitute, or otherwise arise out of or relate to an Excluded Liability shall not limit the rights of any Seller Indemnitee to indemnification under this Section 9.02(a).
(h)    For purposes of determining whether a breach has occurred and for computing the dollar amount of any claim for indemnification resulting from a breach of any representation, warranty, covenant or agreement herein, all materiality, Material Adverse Effect, material adverse effect and similar qualifications shall be disregarded.
Section 9.03.     Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:
(c)    Any Buyer Indemnitee or Seller Indemnitee claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification hereunder shall promptly notify in writing (such notice, a “Claim Notice”) the other Party (the “Indemnifying Party”) of the Third Party Claim within thirty (30) days after receipt by such Indemnified Party of written notice of the Third Party Claim, which Claim Notice shall describe in reasonable detail the nature of the Third Party Claim, including the basis of the Indemnified Party’s request for indemnification under this Agreement and the amount of the Damages arising or estimated to arise therefrom (if available); provided that subject to Section 9.01, failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.
(d)    The Indemnifying Party shall have the right to participate in the defense of such Third Party Claim at any time and, subject to the limitations contained in this Section 9.03(b), assume and control the defense thereof. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume and control the defense of the Third Party Claim at any time and the Indemnifying Party acknowledges in writing that such Third Party Claim is an indemnifiable Damage under this Article IX), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.03(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that (i) the Indemnifying Party shall not be entitled to assume or control such defense and proceedings if such Third Party Claim seeks equitable or other non-monetary relief (including any sanction or restriction upon the conduct or operation of any business of the Indemnified Party) or if the Third Party Claim alleges conduct that would constitute criminal activity or if the resolution of such Third Party Claim in a manner adverse to the Indemnified Party could result in Damages to the Indemnified Party in excess of the amount claimed or expected to be received from the Indemnifying Party (other than as a result of the Buyer Deductible or the Seller Deductible or any per claim basket), and (ii) the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any admission by, or sanction or restriction upon the conduct or operation of any business by, the Indemnified Party or its Affiliates, including any injunction or other equitable relief against the Indemnified Party or its Affiliates). The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.03(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation unless (i) the employment of separate legal counsel has been specifically authorized in writing by the Indemnifying Party, (ii) there exists a material conflict of interest, or (iii) the Indemnifying Party fails to pursue the defense of such Third Party Claim actively and diligently, in the cause of clause (ii) or (iii), whereupon the Indemnified Party shall be entitled to retain the defense of such Third Party Claim.
(e)    If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party has elected to defend the Indemnified Party pursuant to Section 9.03(b) within ten (10) Business Days after receipt of any Claim Notice or is not otherwise entitled to defend such Third Party Claim, then subject to Section 9.03(b) the Indemnified Party shall defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.03(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(f)    If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including providing access to documents, records and information. In addition, the Indemnified Party will make its personnel available at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably required by the Indemnifying Party. If the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnified Party also agrees to reasonably cooperate with the Indemnifying Party and its counsel in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and executing powers of attorney to the extent necessary unless doing so would materially impair the conduct of the business conducted by the Indemnified Party.
(g)    A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by notice to the Indemnifying Party, which notice shall describe in reasonable detail the nature of the claim, the basis of the Indemnified Party’s request for indemnification under this Agreement and the amount of the Damages estimated to arise therefrom (to the extent reasonably estimable). Subject to Section 9.01, failure to timely provide such notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.
(h)    With respect to any claim that any Buyer Indemnitee may assert for indemnification with respect to any Damages incurred for any environmental investigation, monitoring, remediation, or other response or removal action (“Environmental Response”) relating to the Business Real Property, Seller shall have no indemnification obligations under this Agreement for any Environmental Response to the extent such Damages result from any intrusive subsurface investigation by any Buyer Indemnitee, except for such investigation that is (i) required by Environmental Laws, a Permit or a Governmental Authority, (ii) conducted to investigate conditions that suggest an imminent and significant threat to human health or the environment, (iii) conducted for the purposes of bona fide construction or expansion of a building or other facility improvement or repair, or (iv) expressly or affirmatively required at any Leased Real Property pursuant to any Lease or by any prospective buyer in connection with the bona fide sale of such Leased Real Property.
Section 9.04.     Calculation of Damages. Notwithstanding anything to the contrary herein:
(c)    no Buyer Indemnitee shall be entitled to indemnification to the extent a liability or reserve relating to the matter giving rise to such Damages has been included in the final determination of Closing Date Net Working Capital, Closing Date Indebtedness or Closing Date Cash pursuant to Section 2.09(c);
(d)    each Indemnified Party shall take reasonably prudent steps consistent with customary business practices to mitigate any Damages arising out of or relating to this Agreement or the transactions contemplated hereby after becoming actually aware of the incurrence of such Damages;

(e)    the amount of any Damage for which an Indemnified Party claims indemnification under this Agreement: (i) shall be reduced by any insurance proceeds actually received from third party insurers with respect to such Damage; (ii) shall be reduced by any net Tax Benefit actually realized by the Indemnified Party with respect to such Damage in the taxable year of such Damage, in any prior taxable year or in the next two taxable years following such Damage, as calculated on a with and without basis; and (iii) shall be reduced by indemnification or reimbursement payments actually received from third parties with respect to such Damage, net, in the case of each of clauses (i) and (iii) above, of any reasonable costs associated with the recovery of such amounts. In the event any Indemnified Party actually recovers any insurance proceeds, such Tax benefits, indemnity payments or any third-party recoveries in respect of any Damages, in each case at any time subsequent to any indemnification payment pursuant to this Article IX, such Indemnified Party shall thereafter promptly reimburse the Indemnifying Party for any indemnity payment made up to the amount actually received by the Indemnified Party (net of any costs, fees or expenses incurred by the Indemnified Party in collecting such amount);
(f)    in the event an Indemnified Party shall recover Damages in respect of a claim of indemnification under this Article IX, no other Indemnified Party shall be entitled to recover the same Damages in respect of such claim for indemnification such that there will be no “double recovery” of Damages in respect of the same claim;
(g)    except with respect to those actually awarded and paid on account of a Third Party Claim, no Party shall be liable for (i) punitive or exemplary damages or (ii) incidental, consequential, special or indirect damages, lost profits or lost business, loss of enterprise value, diminution in value of any business, damage to reputation or loss to goodwill, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from any other Party’s sole, joint or concurrent negligence, strict liability or other fault except, in the case of clause (ii), to the extent such Damages are reasonably foreseeable in connection with the event that gave rise thereto or the matter for which indemnification is sought hereunder;
(h)    the amount of any Damage for which an Indemnified Party claims indemnification under this Agreement shall not include the costs of compliance with any equitable remedies resulting from any Action subject to the indemnification hereunder, including the costs of compliance with any prospective injunctive relief or the associated need to change the relevant business practices on a going-forward basis except to the extent such remedies have been consented to by the Indemnified Party in accordance with the provisions of this Agreement, such consent not to be unreasonably withheld, conditioned or delayed;
(i)    no Indemnified Party shall be entitled to indemnification pursuant to this Article IX, to sue for, or to assert any other right or remedy with respect to, any Damages, causes of action or other claims to the extent they are possible or potential Damages, causes of action or claims that such party believes may be asserted rather than Damages, causes of action or claims that have, in fact, been filed of record against such Indemnified Party or paid or incurred by such Indemnified Party; and

(j)    notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto and the Indemnified Parties hereby waive to the fullest extent permitted under applicable Law the remedy of rescission.
Section 9.05.     Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 and the Indemnified Party would have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall, to the extent permitted by Law and any pertinent Contract, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment; provided that the Indemnified Party shall not be required to assign any right to proceed against a Potential Contributor if the Indemnified Party determines in its reasonable discretion that such assignment would be materially detrimental to its business, reputation or future business prospects.
Section 9.06.     Treatment of Indemnification Payments. Any payment made pursuant to the indemnification obligations arising under Article IX of this Agreement shall be treated as an adjustment to the Purchase Price to the extent allowable under applicable Law, including for Tax purposes.
Section 9.07.     Exclusivity
Section 9.08.     Additional Agreements. In consideration of Buyer’s execution and delivery of this Agreement, and in addition to all of Seller’s other obligations under this Agreement, Seller shall indemnify and hold harmless Buyer, the Sale Leaseback Purchaser and each other Buyer Indemnitee from and against any and all Damages (collectively, the “Transaction Liabilities”) incurred by any of them as a result of, or arising out of, or relating to any matters set forth on Schedule 9.08. To the extent that the foregoing undertaking by Seller may be or be deemed unenforceable for any reason, Seller shall make the maximum contribution to the payment and satisfaction of all Transaction Liabilities which is permissible under applicable Law.
ARTICLE X
TERMINATION
Section 10.01.     Termination. This Agreement may be terminated at any time prior to the Closing:
(i)    by mutual written agreement of Seller and Buyer;
(j)    by either Buyer or Seller if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other Action;

(k)    by Buyer, if there is a breach of any representation or warranty set forth in Article III hereof or any covenant or agreement to be complied with or performed by Seller pursuant to the terms of this Agreement that would cause the failure of a condition set forth in Section 8.02 to be satisfied on or prior to the Closing Date; provided that, in each case under this clause (c), Buyer may not terminate this Agreement unless Buyer has given written notice of such breach to Seller and, with respect to any breach that is capable of being cured, Seller has not cured such breach within thirty (30) days after receipt of such notice; provided, that Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;
(l)    by Seller, if there is a breach of any representation or warranty set forth in Article IV hereof or any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement that would cause the failure of a condition set forth in Section 8.03 to be satisfied on or prior to the Closing Date; provided that, in each case under this clause (d), Seller may not terminate this Agreement unless Seller has given written notice of such breach to Buyer and, with respect to any breach that is capable of being cured, Buyer has not cured such breach within thirty (30) days after receipt of such notice; provided, that Seller is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;
(m)    by either Buyer or Seller if the Closing has not occurred within one hundred eighty (180) days (the last day of such one hundred eighty (180) day period, the “Outside Date”) after the date hereof; provided that, this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has primarily been the cause of, or resulted in, the failure of the Closing to occur before such date; or
(n)    by Seller, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied, other than those conditions that have not been satisfied as a result of Buyer’s breach of this Agreement) have been satisfied or waived, (ii) Seller has irrevocably confirmed in writing to Buyer that (A) all of the conditions set forth in Section 8.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Seller and (B) Seller is ready, willing and able to consummate the Closing on such date and through the twenty (20) Business Day period following the date on which the Closing should have occurred pursuant to Section 2.08 (provided that such confirmation shall not be delivered earlier than the date the Closing should have occurred pursuant to Section 2.08), and (iii) Buyer fails to consummate the Closing within twenty (20) Business Days of the date the aforementioned confirmation has been delivered to Buyer; provided that, for the avoidance of doubt, during such twenty (20) Business Day period following the date on which the aforementioned confirmation has been delivered to Buyer, no Party shall be entitled to terminate this Agreement pursuant to Section 10.01(e).
Section 10.02.     Effect of Termination; Termination Fee.
(i)    In the event of termination and abandonment of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party hereto; provided, however, that such termination shall not relieve any Party of Liability for any Damages incurred or suffered by a Party as a result of the intentional and willful breach of another Party of any obligations required to be performed by it prior to such termination. The provisions of Section 9.08, this Section 10.02 and Article XI (other than Section 11.12 thereof) hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.
(j)    In the event that this Agreement is terminated by Seller pursuant to Section 10.01(d) or Section 10.01(f) then, in either case, Buyer shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to Seller or its designees an amount equal to $60,000,000 (the “Termination Fee”) by wire transfer of immediately available funds, it being understood that in no event shall Buyer be required to pay the Termination Fee on more than one occasion.
(k)    Except for Seller’s right to seek specific performance pursuant to Section 11.12, to the extent, and subject to the terms and conditions provided therein, Seller’s receipt of the Termination Fee from Buyer pursuant to Section 10.02(b) (or from Guarantor pursuant to the Limited Guaranty) and the payment of any other amounts due pursuant to Section 5.02 (with respect to the confidentiality agreement), the last sentence of Section 5.03(b), Section 5.22(d) and Section 10.02(e) shall be the sole and exclusive remedy of Seller, whether at law or in equity, in contract, in tort, for strict liability, or otherwise, including any Action, against (i) Buyer and the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Buyer, and any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (the Persons described in this Section 10.02(c)(i), collectively, the “Buyer Group”) for any Damages suffered as a result of (A) any breach of any representation, warranty, covenant or agreement made or alleged to have been made in connection herewith or in any of the other Transaction Documents, the Commitment Letters, the Sale Leaseback Agreement or the other agreements, instruments and documents contemplated hereby or executed in connection herewith, (B) any failure of Buyer to comply with its obligations under this Agreement or any of the other Transaction Documents, the Commitment Letters, the Sale Leaseback Agreement or the other agreements, instruments or documents contemplated hereby or executed in connection herewith, (C) the failure of the transactions contemplated by this Agreement to be consummated or (D) this Agreement, the Commitment Letters, the Sale Leaseback Agreement or any of the other Transaction Documents, agreements, instruments or documents contemplated hereby or executed in connection herewith (or the abandonment or termination thereof) or the transactions contemplated hereby or thereby or the failure of any such transactions to be consummated or the termination of this Agreement; and (ii) the Sale Leaseback Purchaser and any Financing Source (including Affiliates or agents), lender or prospective lender, lead arranger, arranger, agent or Representative of or to Buyer, including, each party to the Debt Commitment Letter, and their respective Affiliates, and their respective officers, directors, employees, agents, successors and assigns (those under this Section 10.02(c)(ii), the “Lender Group”) and the Seller shall not seek to recover any other monetary damages or seek any other claim at law or in equity with respect thereto.

(l)    Notwithstanding anything to the contrary contained herein, neither the Sale Leaseback Purchaser nor any Financing Source or any entity or Person within the Lender Group shall have any liability or obligation to Seller or any of its Affiliates relating to this Agreement, and the Seller (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Sale Leaseback Agreement or any related documentation or any of the transactions contemplated herein or therein (including the Sale Leaseback Financing, any Debt Financing or any Alternative Debt Financing) or in respect of any other related document any of the transactions contemplated hereby or thereby or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and the Seller (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Sale Leaseback Agreement or any related documentation or any of the transactions contemplated herein or therein (including the Sale Leaseback Financing, any Debt Financing or any Alternative Debt Financing) or in respect of any other related document or any of the transactions contemplated hereby or thereby or theory of law or equity and agrees to cause any such action or proceeding asserted by the Seller (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) in connection with this Agreement, the Sale Leaseback Agreement or any related documentation or any of the transactions contemplated herein or therein (including the Sale Leaseback Financing, any Debt Financing or any Alternative Debt Financing), or in respect of any other related document or any of the transactions contemplated hereby or thereby or theory of law or equity against any Debt Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to the Seller in connection with this Agreement, the Sale Leaseback Agreement or any related documentation or any of the transactions contemplated herein or therein (including the Sale Leaseback Financing, any Debt Financing or any Alternative Debt Financing) or the transactions contemplated hereby or thereby.
(m)    Any claim or cause of action based upon, arising out of, or related to this Agreement, the Limited Guaranty, the Equity Commitment Letter, the Debt Commitment Letter or any other Transaction Document may only be brought against Persons that are expressly named as parties hereto or thereto.  No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, members, managers, agents, Affiliates, general or limited partners or assignees of Seller, Buyer, the Guarantor or any former, current or future direct or indirect equity holder, controlling Person, stockholder, director, officer, employee, member, manager, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any Liability or obligation for any of the representations, warranties, covenants, agreements, obligations or Liabilities of Seller or Buyer under this Agreement or of or for any Action based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of any Party or other Person or otherwise.

(n)    The Parties acknowledge that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.  Without limiting any other rights of the Seller hereunder, if Buyer fails to pay the Termination Fee when due, and, in order to obtain such payment, Seller commences an Action that results in a final, binding and non-appealable judgment against Buyer for the Termination Fee, Buyer shall pay to Seller, together with the Termination Fee, (A) interest on the Termination Fee from the date of termination of this Agreement at a rate per annum equal to the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period and (B) Seller’s out-of-pocket costs and expenses (including reasonable attorneys’ fees) reasonably incurred in connection with such Action.  Without limiting Seller’s right to obtain an award of specific performance permitted by Section 11.12, solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, it is agreed that the Termination Fee is a liquidated damage, and not a penalty.  For the avoidance of doubt, in no event shall Buyer be required to pay the Termination Fee on more than one occasion.
ARTICLE XI
MISCELLANEOUS
Section 11.01.     Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:
if to Buyer, to:
RL Acquisition, LLC
c/o Golden Gate Capital
One Embarcadero Center, 39th Floor
San Francisco, California 94111
Attention:     Joshua Olshansky
Joshua Cohen
Stephen Oetgen
Facsimile No.: (415) 983-2701
Email:    jolshansky@goldengatecap.com
jcohen@goldengatecap.com
soetgen@goldengatecap.com

with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
555 California Street, 27th Floor

San Francisco, California 94104
Attention:     Mikaal Shoaib, P.C.
Tana M. Ryan
Facsimile No.: (415) 439-1680
Email:    mikaal.shoaib@kirkland.com
tryan@kirkland.com

if to Seller, to:
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
Attention: Office of the General Counsel
Facsimile No.: (407) 241-6471
Email: tsebastian@darden.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
555 11th Street, N.W., Suite 1000
Washington, DC 20004
Attention: David S. Dantzic
     Jennifer S. Perkins
Facsimile No.: (202) 637-2201
Email:    david.dantzic@lw.com
    jennifer.perkins@lw.com
or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 11.02.     Amendments and Waivers.
(k)    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.
(l)    No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 9.07 or Section 10.02, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(m)    Notwithstanding anything to the contrary contained herein, Section 10.02, Section 11.06, Section 11.07, Section 11.08, and this Section 11.02(c) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 10.02, Section 11.04, Section 11.05, Section 11.06, Section 11.08, Section 11.07, this Section 11.02(c) and Section 11.12) may not be modified, waived or terminated in a manner that is adverse to the Financing Sources or the Sale Leaseback Purchaser without the prior written consent of the Financing Sources or the Sale Leaseback Purchaser, as applicable; provided, further, that no provision of this Agreement with respect to which the Sale Leaseback Purchaser is an express third party beneficiary pursuant to the last sentence of Section 11.08 may be modified, waived or terminated in a manner that is adverse to the Sale Leaseback Purchaser without the prior written consent of the Sale Leaseback Purchaser.
Section 11.03.     Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement (i) shall be paid by the Party incurring such cost or expense, and (ii) incurred by or on behalf of Seller or any of the Retained Subsidiaries shall not be incurred by any of the Purchased Companies. At Closing, Buyer shall reimburse Seller for fifty percent (50%) of all real estate diligence costs (including in connection with obtaining title reports, surveys, property condition reports and Phase I reports) incurred by Seller prior to the date hereof in connection with the transactions contemplated hereby and by the Sale Leaseback Agreement.
Section 11.04.     Assignment; Successors and Assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Party hereto; provided, that, without the consent of Seller, (i) Buyer may assign its rights or obligations under this Agreement to one or more of its Affiliates or, after the Closing, to an acquirer of all or substantially all of the Business, (ii) Buyer may collaterally assign this Agreement and the other Transaction Documents, in whole or in part, to any Financing Source as collateral security, and (iii) Buyer may assign its right (or New Operating Company’s right) to acquire all or any portion of the Business Real Property and the Owned Ground Lease Improvements which would otherwise be transferred to Buyer at Closing to one or more of its Affiliates and/or the Sale Leaseback Purchaser (in which case Seller shall transfer and convey such Owned Real Property and/or Owned Ground Lease Improvements (or portions thereof as specified by Buyer) to such Person(s)). In the event of an assignment pursuant to clauses (i) - (iii) of the foregoing sentence, nothing herein shall relieve Buyer of its obligations hereunder, including the obligation to pay the Purchase Price; provided that, to the extent performance or payment is made by an Affiliate or Affiliates of Buyer with respect to an obligation of Buyer hereunder, such obligations shall be satisfied to the extent of such performance or payment. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto (including the Financing Sources) and their respective successors and assigns.
Section 11.05.     Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of Delaware.
Section 11.06.     Jurisdiction.

(h)    The Parties expressly agree that any Action seeking to enforce any provision of, or based on any matter arising out of, relating to or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware (or, if such courts shall not have jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and, in each case, appellate courts therefrom, and each of the Parties hereby irrevocably and unconditionally submits and consents to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (and of the appropriate appellate courts therefrom) in any such Action and irrevocably and unconditionally agrees (i) not to commence any such Action except in such Court, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by law, in such federal court, and (iii) waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.
(i)    Notwithstanding anything herein to the contrary, each Party agrees (i) that (x) any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing, any Alternative Financing, the Commitment Letters or the Fee Letter (or any commitment letter or fee letter in connection with an Alternative Financing) or the transactions or services contemplated hereby or thereby shall be brought exclusively in a state or federal court sitting in the Borough of Manhattan within the City of New York, New York and the appellate courts thereof, (y) it will not permit any of its Affiliates to bring or support anyone else in bringing such claim, suit, action or proceeding in any court other than a state or federal court sitting in the Borough of Manhattan within the City of New York, New York and (z) each Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.01 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Action and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 11.07.
Section 11.07.     Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, LEGAL ACTION, SUIT OR

PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO THE RESPECTIVE COMMITMENTS SET FORTH IN THE DEBT COMMITMENT LETTER AND EQUITY COMMITMENT LETTER). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, LEGAL ACTION, SUIT OR PROCEEDING SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.07.
Section 11.08.     Counterparts; Effectiveness; No Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The Parties intend to sign and deliver this Agreement by facsimile or other electronic transmission. Each Party agrees that the delivery of this Agreement by facsimile or other electronic transmission shall have the same force and effect as delivery of original signatures and that each Party may use such signatures delivered by facsimile or electronic transmission as evidence of the execution and delivery of this Agreement by all Parties to the same extent that an original signature could be used. No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that the Financing Sources shall be express third party beneficiaries (and, except as set forth in the immediately succeeding proviso, are intended to be the only third party beneficiaries), of, and have the right to enforce, Section 10.02, Section 11.02(c), Section 11.04, Section 11.05, Section 11.06, Section 11.07, this Section 11.08 and Section 11.12; provided, further, that the Sale Leaseback Purchaser shall be an express third party beneficiary (and, except as set forth in the immediately preceding proviso, is intended to be the only third party beneficiary) of Sections 2.08(d)-(f), Section 5.02, Section 5.25, Section 5.26, Section 5.27, Section 5.28, Section 5.29, Section 9.08, the first sentence of Section 10.02(d) and Section 11.02(c).
Section 11.09.     Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the matters covered hereby and thereby and supersede all prior agreements and understandings, both oral and written, between the Parties with respect thereto.
Section 11.10.     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 11.11.     Disclosure Schedule. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Seller of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material, (c) except with respect to the representations and warranties in Section 3.04, which shall only be qualified by Schedule 3.04 in the Disclosure Schedules, if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of Article III reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement (it being agreed that statements set forth on Schedule 3.24 constitute representations and warranties of the Seller).
Section 11.12.     Specific Performance.
(t)    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. Except as otherwise set forth in this Section 11.12, including the limitations set forth herein, the Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.01, Buyer, on the one hand, and Seller, on the other hand, shall, in the event of any breach or threatened breach by Seller, on the one hand, or Buyer, on the other hand, of any of their respective covenants or agreements set forth in this Agreement, be entitled to equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of the other under this Agreement. The Parties hereto have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 11.12, notwithstanding the potential for payment of the Termination Fee in the event of the termination of this Agreement in accordance with Section 10.02.

(u)    Notwithstanding anything herein to the contrary, it is acknowledged and agreed that Seller shall only be entitled to specific performance of Buyer’s obligations to cause the Equity Financing to be funded and to consummate the transactions contemplated by this Agreement, including by demanding Buyer to enforce the obligations of the parties to the Equity Commitment Letter and Buyer’s rights thereunder, only to the extent Buyer or its Affiliates have such right under the respective commitments of the Debt Commitment Letter or Equity Commitment Letter, and only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied, other than those conditions that have not been satisfied as a result of Buyer’s breach of this Agreement), (ii) Buyer fails to complete the Closing on the date the Closing should have occurred in breach of Section 2.08, (iii) the Debt Financing has been funded or will be funded subject only to the Equity Financing being funded at the Closing and the Sale Leaseback Financing being consummated, (iv) the Sale Leaseback Financing has been funded or will be funded subject only to the consummation of the Closing and (v) Seller has not terminated this Agreement in accordance with Article X and has irrevocably confirmed in writing that Seller is ready, willing and able to consummate the Closing such that the Closing will occur if specific performance is granted and the Debt Financing, the Equity Financing and the Sale Leaseback Financing are funded. For the avoidance of doubt, in no event will Seller be entitled to enforce specifically Buyer’s right to cause the Equity Financing to be funded or to complete the transactions contemplated by this Agreement other than as expressly set forth in the immediately preceding sentence, including if either the Sale Leaseback Financing or the Debt Financing has not been funded (or will not be f funded at the Closing as described in the immediately preceding sentence).
Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance when available pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of such Party under this Agreement in accordance with the terms of this Section 11.12. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction, all in accordance with the terms of this Section 11.12. Each Party further agrees that (i) by seeking the remedies provided for in this Section 11.12, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement, the Equity Commitment Letter or the Limited Guaranty or in the event that the remedies provided for in this Section 11.12 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.12 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.12 prior or as a condition to exercising any termination right under Article X, nor shall the commencement of any Action pursuant to this Section 11.12 or anything set forth in this Section 11.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article X or pursue any other remedies under this Agreement, the Equity Commitment Letter or the Limited Guaranty that may be available then or thereafter. Notwithstanding anything to the contrary contained herein, under no circumstances will (i) Seller be permitted or entitled to recover both (x) a grant of specific performance to cause the

Equity Financing to be funded and the Closing to be consummated and (y) the payment of the Termination Fee and (ii) Seller be entitled to monetary damages in excess of the sum of (x) the Termination Fee and (y) the amounts payable by Buyer under Section 5.02 (with respect to the Confidentiality Agreement), Section 5.03(b), Section 5.22(d) and Section 10.02(f).
Section 11.13.     Conflicts of Interest. Each of Buyer and the Purchased Companies hereby waives and shall not assert, and agrees after the Closing to cause any other applicable Affiliates of the Purchased Companies to waive and to not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller, or any of its Subsidiaries or other Affiliates, or any of their respective officers, employees or directors (any such person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby, by Latham & Watkins LLP, GrayRobinson, P.A., and Akerman, LLP (collectively, “Prior Business Counsel”). Without limiting the foregoing, Buyer and Seller agree that, following the Closing, Prior Business Counsel may serve as counsel to any Designated Person in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Prior Business Counsel prior to the Closing, and Buyer (on behalf of itself and its Affiliates (including, as of the Closing Date, the Purchased Companies)) hereby agrees that, in the event that a dispute arises after the Closing between Buyer or any of its Affiliates (including, as of the Closing Date, the Purchased Companies), on the one hand, and any Designated Person, on the other hand, Prior Business Counsel may represent one or more Designated Persons in such dispute even though the interests of such Person(s) may be directly adverse to Buyer or its Affiliates (including, after the Closing, the Purchased Companies) and even though Prior Business Counsel may have represented such Purchased Company in a matter substantially related to such dispute.
Section 11.14.     Seal. The Parties acknowledge and agree that any representations or warranties that contemplate an indefinite survival period shall be subject to the twenty (20) year statute of limitations applicable to sealed instruments under Delaware law
[Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DARDEN RESTAURANTS, INC.

By:	____________________________________ (Seal)
Name:

Title:

RL ACQUISITION, LLC

By:	_____________________________________ (Seal)
Name:
Title: